03003711

KAWASAKI

KAWASAKI HEAVY INDUSTRIES, LTD.

TOKYO HEAD OFFICE: WORLD TRADE CENTER BLDG., 4-1, HAMAMATSU-CHO 2-CHOME, MINATO-KU, TOKYO, JAPAN.

PHONE: TOKYO (03)3435__________ FACSIMILE: 03( )__________ TELEX: 242-4371 CABLE: KAWASAKI HEAVY TOKYO

January 17, 2003

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re : Kawasaki Heavy Industries, Ltd.
Rule 12g3-2(b) Exemption Application
(the Commission file number : 82-4389)

Dear Sirs:

We enclose some documents which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between October 1 2002 and December 31 2002, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex A hereto.

If you have any questions or requests, please do not hesitate to contact Mr. Hirofumi Harada, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo 105-6116, Japan, telephone (011)81-3-3435-2122, facsimile (011) 81-3-5402-7391.

Very truly yours,

KAWASAKI HEAVY INDUSTRIES, LTD.

By ___________

Name: Hisashi Ishizaki
Title : Manager,
Finance & Accounting Department

November 15, 2002
(Consolidated)

Kawasaki

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH INTERIM CONSOLIDATED FINANCIAL RESULTS

For six months ended September 30, 2002 and 2001 and one year ended March 31, 2002

Operating results

	Millions of yen			*Thousands of U.S. dollars*
	Six months ended Sept. 30, 2002	Six months ended Sept. 30, 2001	**% Change**	*Six months ended Sept. 30, 2002*
Net sales	**¥ 539,691**	¥ 492,140	**+10%**	*$ 4,402,047*
Operating income (loss)	**(2,234)**	4,916	**–**	*(18,222)*
Net loss	**3,488**	2,332	**–**	*28,450*
Net loss per share (Yen)	**2.5**	1.7		

Financial condition

	Millions of yen / Thousands of U.S. dollars		
	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets
As of September 30, 2002	**¥ 1,172,682**	**¥ 159,451**	**14%**
As of March 31, 2002	1,255,075	167,731	13%
As of September 30, 2002	*$ 9,565,106*	*$ 1,300,579*	–

	Yen / U.S. dollars	Thousand shares
	Shareholders' equity per share	Number of shares issued and outstanding
As of September 30, 2002	**¥ 114.7**	**1,390,386**
As of March 31, 2002	120.6	1,390,570
As of September 30, 2002	*$ 0.94*	–

Cash flows

	Millions of yen		*Thousands of U.S. dollars*
	Six months ended Sept. 30, 2002	Six months ended Sept. 30, 2001	*Six months ended Sept. 30, 2002*
Operating activities	**¥ 21,068**	¥ 22,832	*$ 171,843*
Investing activities	**(18,932)**	(10,387)	*(154,421)*
Financing activities	**(38,324)**	(10,201)	*(312,594)*
Cash and cash equivalents at end of year	**54,070**	77,863	*441,028*

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2003	¥ 1,250,000	¥ 12,000

Notes :
1. This "FLASH INTERIM CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.
2. The all dollar amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of ¥122.60=$1, the rate prevailing as of September 30, 2002, solely for the convenience of the readers.

(Consolidated)

Condensed Consolidated Balance Sheets

As of September 30, 2002 and March 31, 2002

	Millions of yen		Thousands of U.S. dollars
	As of Sept. 30, 2002	As of Mar. 31, 2002	*As of Sept. 30, 2002*
Assets :			
Current assets :			
Cash on hand and in banks	**¥ 55,463**	¥ 91,344	*$ 452,390*
Receivables, less allowance	**321,214**	396,915	*2,620,017*
Inventories	**415,451**	372,269	*3,388,670*
Other current assets	**50,510**	42,143	*411,990*
Total current assets	**842,638**	902,671	*6,873,067*
Investments and long-term loans less allowance	**74,068**	95,398	*604,144*
Net property, plant and equipment	**240,552**	241,517	*1,962,088*
Intangible and other assets	**15,424**	15,489	*125,807*
Total assets	**¥ 1,172,682**	¥ 1,255,075	*$ 9,565,106*
Liabilities and shareholders' equity :			
Current liabilities :			
Short-term borrowings and current portion of long-term debt	**¥ 221,919**	¥ 243,113	*$ 1,810,106*
Payables	**272,351**	325,664	*2,221,460*
Advances from customers	**155,872**	111,423	*1,271,387*
Other current liabilities	**66,667**	72,357	*543,776*
Total current liabilities	**716,809**	752,557	*5,846,729*
Long-term liabilities :			
Long-term debt, less current portion	**226,922**	248,170	*1,850,914*
Others	**64,177**	81,434	*523,466*
Total long-term liabilities	**291,099**	329,604	*2,374,380*
Minority interests	**5,323**	5,183	*43,418*
Shareholders' equity :			
Common stock	**81,427**	81,427	*664,168*
Capital surplus	**24,683**	24,682	*201,330*
Retained earnings	**60,559**	64,110	*493,956*
Net unrealized gains on securities	**4,836**	5,925	*39,445*
Foreign currency translation adjustments	**(12,029)**	(8,407)	*(98,116)*
Treasury stock	**(25)**	(6)	*(204)*
Total shareholders' equity	**159,451**	167,731	*1,300,579*
Total liabilities and shareholders' equity	**¥ 1,172,682**	¥ 1,255,075	*$ 9,565,106*

Condensed Consolidated Statements of Operations

For six months ended September 30, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars
	Six months ended Sept. 30, 2002	Six months ended Sept. 30, 2001	**% Change**	*Six months ended Sept. 30, 2002*
Net sales	**¥ 539,691**	¥ 492,140	**+10%**	*$ 4,402,047*
Cost of sales	**474,106**	422,408		*3,867,096*
Gross profit	**65,585**	69,732		*534,951*
Selling, general and administrative expenses	**67,819**	64,816		*553,173*
Operating income (loss)	**(2,234)**	4,916	**–**	*(18,222)*
Other income (expenses) :				
Interest and dividend income	**2,221**	2,547		*18,116*
Equity in income (loss) of unconsolidated subsidiaries and affiliates	**61**	(10)		*498*
Interest expense	**(5,157)**	(6,597)		*(42,064)*
Other, net	**(3,400)**	(1,724)		*(27,733)*
Loss before income taxes and minority interests	**8,509**	868	**–**	*69,405*
Income taxes	**(5,109)**	1,362		*(41,672)*
Minority interests	**(88)**	(102)		*(717)*
Net loss	**¥ 3,488**	¥ 2,332	**–**	*$ 28,450*

(Consolidated)

Consolidated Statements of Cash Flows

For six months ended September 30, 2002 and 2001

	Millions of yen		Thousands of U.S. dollars
	Six months ended Sept. 30, 2002	Six months ended Sept. 30, 2001	*Six months ended Sept. 30, 2002*
Cash flows from operating activities:			
Loss before income taxes and minority interests	¥ (8,509)	¥ (868)	$ (69,405)
Depreciation and amortization	15,348	15,538	125,188
Provision for retirement and severance benefits	4,484	6,078	36,574
Accrued bonuses	709	92	5,783
Provision for (Reversal of) allowance for doubtful accounts	(1,403)	890	(11,444)
Reversal of estimated losses on construction contracts	-	(5,966)	-
Write-downs of securities	-	4,181	-
Gain (Loss) on sale of securities	38	(81)	310
Gain (Loss) on sale of fixed assets	648	(5,761)	5,285
Gain on contribution of securities to employee retirement benefit trust	(1,312)	-	(10,701)
Interest and dividend income	(2,221)	(2,547)	(18,116)
Interest expense	5,157	6,597	42,064
Changes in assets and liabilities			
Decrease (increase) in			
: Trade receivables	74,404	72,422	606,884
: Inventories	(49,120)	(60,117)	(400,653)
: Other current assets	(5,661)	(5,738)	(46,175)
Increase (decrease) in			
: Trade payables	(48,634)	(49,149)	(396,688)
: Advances received	44,454	57,312	362,594
: Other current liabilities	(3,289)	(3,953)	(26,827)
Other, net	1,071	130	8,736
Sub total	26,164	29,060	213,409
Cash received for interest and dividends	2,266	2,022	18,483
Cash paid for interest	(4,761)	(5,811)	(38,834)
Cash paid for income taxes	(2,601)	(2,439)	(21,215)
Net cash provided by operating activities	¥ 21,068	¥ 22,832	$ 171,843
Cash flows from investing activities:			
Decrease (increase) in time deposit due more than three months	(174)	123	(1,419)
Acquisition of property,plant and equipment	(17,276)	(15,835)	(140,914)
Proceeds from property,plant and equipment	489	8,106	3,989
Acquisition of Intangible assets	(741)	(2,316)	(6,044)
Proceeds from Intangible assets	22	94	179
Acquisition of investment in securities	(876)	(710)	(7,145)
Proceeds from investment in securities	139	321	1,134
Decrease in short-term loans	(871)	(1,309)	(7,104)
Payment received on long-term loans receivable	(459)	(1,307)	(3,744)
Proceeds from collection of long-term loans receivable	408	2,260	3,328
Proceeds from purchase of newly consolidated subsidiaries' stock	162	-	1,321
Decrease in other investments	245	186	1,998
Net cash used for investing activities	¥ (18,932)	¥ (10,387)	$ (154,421)
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	(27,537)	5,142	(224,608)
Proceeds from long-term debt	14,434	3,668	117,732
Repayment of long-term debt	(25,105)	(18,965)	(204,772)
Acquisition of treasury stock	(15)	-	(122)
Cash dividends paid	(1)	(2)	(8)
Cash dividends paid to minority interests	(100)	(44)	(816)
Net cash provided by financing activities	¥ (38,324)	¥ (10,201)	$ (312,594)
Effect of exchange rate changes	481	407	3,924
Net increase (decrease) in cash and cash equivalents	(35,707)	2,651	(291,248)
Cash and cash equivalents at beginning of year	89,777	75,212	732,276
Cash and cash equivalents at end of year	¥ 54,070	¥ 77,863	$ 441,028

(Consolidated)

Segment information

(a) Information by industry segment

	(millions of yen)				
	Six months ended September 30, 2002				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	¥ 49,824	¥ 711	¥ 50,535	¥ 52,066	¥ (1,531)
Rolling Stock, Construction Machinery & Crushing Plant	79,423	1,197	80,620	79,633	987
Aerospace	45,657	829	46,486	45,146	1,340
Gas Turbines & Machinery	80,802	9,170	89,972	88,013	1,959
Plant & Infrastructure Engineering	80,128	10,713	90,841	95,439	(4,598)
Consumer products & Machinery	162,316	2,291	164,607	164,768	(161)
Other	41,542	16,670	58,212	58,561	(349)
Total	539,692	41,581	581,273	583,626	(2,353)
Eliminations	-	(41,581)	(41,581)	(41,701)	120
Consolidated total	¥ 539,692	¥ -	¥ 539,692	¥ 541,925	¥ (2,233)

	(millions of yen)				
	Six months ended September 30, 2001				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	¥ 52,803	¥ 476	¥ 53,279	¥ 50,328	¥ 2,951
Rolling Stock, Construction Machinery & Crushing Plant	52,781	1,450	54,231	53,431	800
Aerospace	55,175	1,457	56,632	50,701	5,931
Gas Turbines & Machinery	81,675	13,652	95,327	91,787	3,540
Plant & Infrastructure Engineering	70,964	6,539	77,503	81,549	(4,046)
Consumer products & Machinery	134,844	3,091	137,935	141,833	(3,898)
Other	43,898	16,614	60,512	60,490	22
Total	492,140	43,279	535,419	530,119	5,300
Eliminations	-	(43,279)	(43,279)	(42,895)	(384)
Consolidated total	¥ 492,140	¥ -	¥ 492,140	¥ 487,224	¥ 4,916

	(thousands of U.S. dollars)				
	Six months ended September 30, 2002				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Shipbuilding	*$ 406,395*	*$ 5,799*	*$ 412,194*	*$ 424,682*	*$ (12,488)*
Rolling Stock, Construction Machinery & Crushing Plant	*647,822*	*9,763*	*657,585*	*649,535*	*8,050*
Aerospace	*372,406*	*6,762*	*379,168*	*368,238*	*10,930*
Gas Turbines & Machinery	*659,070*	*74,796*	*733,866*	*717,887*	*15,979*
Plant & Infrastructure Engineering	*653,572*	*87,382*	*740,954*	*778,458*	*(37,504)*
Consumer products & Machinery	*1,323,948*	*18,687*	*1,342,635*	*1,343,948*	*(1,313)*
Other	*338,842*	*135,971*	*474,813*	*477,660*	*(2,847)*
Total	*4,402,055*	*339,160*	*4,741,215*	*4,760,408*	*(19,193)*
Eliminations	*-*	*(339,160)*	*(339,160)*	*(340,139)*	*979*
Consolidated total	*$ 4,402,055*	*$ -*	*$ 4,402,055*	*$ 4,420,269*	*$ (18,214)*

(b) Information by geographic area

	(millions of yen) Six months ended September 30, 2002				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	¥ 363,783	¥ 78,793	¥ 442,576	¥ 448,631	¥ (6,055)
North America	126,182	7,984	134,166	133,803	363
Europe	37,360	1,891	39,251	38,162	1,089
Asia	10,184	3,540	13,724	13,488	236
Other Areas	2,182	62	2,244	2,161	83
Total	539,691	92,270	631,961	636,245	(4,284)
Eliminations	-	(92,270)	(92,270)	(94,320)	2,050
Consolidated total	¥ 539,691	¥ -	¥ 539,691	¥ 541,925	¥ (2,234)

	(millions of yen) Six months ended September 30, 2001				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	¥ 359,520	¥ 81,054	¥ 440,574	¥ 431,232	¥ 9,342
North America	91,410	7,416	98,826	100,969	(2,143)
Europe	29,748	2,085	31,833	32,722	(889)
Asia	9,665	3,689	13,354	13,050	304
Other Areas	1,797	62	1,859	1,771	88
Total	492,140	94,306	586,446	579,744	6,702
Eliminations	-	(94,306)	(94,306)	(92,520)	(1,786)
Consolidated total	¥ 492,140	¥ -	¥ 492,140	¥ 487,224	¥ 4,916

	(thousands of U.S. dollars) Six months ended September 30, 2002				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Japan	*$ 2,967,234*	*$ 642,684*	*$ 3,609,918*	*$ 3,659,307*	*$ (49,389)*
North America	*1,029,217*	*65,122*	*1,094,339*	*1,091,378*	*2,961*
Europe	*304,731*	*15,424*	*320,155*	*311,272*	*8,883*
Asia	*83,067*	*28,874*	*111,941*	*110,016*	*1,925*
Other Areas	*17,798*	*506*	*18,304*	*17,627*	*677*
Total	*4,402,047*	*752,610*	*5,154,657*	*5,189,600*	*(34,943)*
Eliminations	*-*	*(752,610)*	*(752,610)*	*(769,331)*	*16,721*
Consolidated total	*$ 4,402,047*	*$ -*	*$ 4,402,047*	*$ 4,420,269*	*$ (18,222)*

(c) Overseas sales

	(millions of yen)	**(%)**	(millions of yen)	(%)	*(Thousands of U.S. dollars)*
	Six months ended Sept. 30, 2002		Six months ended Sept. 30, 2001		*Six months ended Sept. 30, 2002*
	Overseas sales	**% against net sales**	Overseas sales	% against net sales	*Overseas sales*
North America	¥ 152,803	28.3%	¥ 126,791	25.7%	*$ 1,246,354*
Europe	51,751	9.5%	37,936	7.7%	*422,113*
Asia	40,564	7.5%	49,886	10.1%	*330,865*
Other Areas	36,310	6.7%	24,315	4.9%	*296,166*
Total	¥ 281,428	52.1%	¥ 238,928	48.5%	*2,295,498*

(Consolidated)

Net sales, orders and order backlog by industry segment

For six months ended September 30, 2002 and 2001 and one year ended March 31, 2002

	Millions of yen				%	Thousands of U.S. dollars
	Six months ended Sept. 30, 2002		Six months ended Sept. 30, 2001		**Change**	*Six months ended Sept. 30, 2002*
Net sales :						
Shipbuilding	**¥ 49,823**	***(9%)***	¥ 52,803	*(11%)*	**-6%**	*$ 406,387*
Rolling Stock, Construction Machinery & Crushing Plant	**79,423**	***(15%)***	52,781	*(11%)*	**+50%**	*647,822*
Aerospace	**45,657**	***(8%)***	55,175	*(11%)*	**-17%**	*372,406*
Gas Turbines & Machinery	**80,802**	***(15%)***	81,675	*(17%)*	**-1%**	*659,070*
Plant & Infrastructure Engineering	**80,128**	***(15%)***	70,964	*(14%)*	**+13%**	*653,572*
Consumer products & Machinery	**162,316**	***(30%)***	134,844	*(27%)*	**+20%**	*1,323,948*
Other	**41,542**	***(8%)***	43,898	*(9%)*	**-5%**	*338,842*
Total	**¥ 539,691**	***(100%)***	¥ 492,140	*(100%)*	**+10%**	*$ 4,402,047*
Orders :						
Shipbuilding	**¥ 75,166**	***(14%)***	¥ 42,594	*(10%)*	**+76%**	*$ 613,100*
Rolling Stock, Construction Machinery & Crushing Plant	**75,764**	***(15%)***	48,610	*(11%)*	**+56%**	*617,977*
Aerospace	**25,348**	***(5%)***	46,095	*(10%)*	**-45%**	*206,753*
Gas Turbines & Machinery	**63,649**	***(12%)***	67,476	*(15%)*	**-6%**	*519,160*
Plant & Infrastructure Engineering	**81,967**	***(16%)***	62,313	*(14%)*	**+32%**	*668,572*
Consumer products & Machinery	**162,316**	***(31%)***	134,844	*(30%)*	**+20%**	*1,323,948*
Other	**38,815**	***(7%)***	42,008	*(10%)*	**-8%**	*316,599*
Total	**¥ 523,025**	***(100%)***	¥ 443,940	*(100%)*	**+18%**	*$ 4,266,109*

	Millions of yen				%	Thousands of U.S. dollars
	As of Sept. 30, 2002		As of Mar. 31, 2002		**Change**	*As of Sept. 30, 2002*
Order backlog :						
Shipbuilding	**¥ 212,559**	***(18%)***	¥ 194,275	*(16%)*	**+9%**	*$ 1,733,760*
Rolling Stock, Construction Machinery & Crushing Plant	**260,050**	***(22%)***	272,642	*(22%)*	**-5%**	*2,121,126*
Aerospace	**172,649**	***(14%)***	195,447	*(16%)*	**-12%**	*1,408,230*
Gas Turbines & Machinery	**181,842**	***(15%)***	204,819	*(16%)*	**-11%**	*1,483,214*
Plant & Infrastructure Engineering	**340,621**	***(29%)***	347,496	*(28%)*	**-2%**	*2,778,311*
Consumer products & Machinery	**-**	***(- %)***	-	*(- %)*	**-%**	*-*
Other	**23,033**	***(2%)***	25,760	*(2%)*	**-11%**	*187,871*
Total	**¥ 1,190,754**	***(100%)***	¥ 1,240,439	*(100%)*	**-4%**	*$ 9,712,512*

EXHIBIT 4

証券コード7012


L N G

Kawasaki

第180期中間事業報告書

平成14年4月1日 >> 平成14年9月30日


180

川崎重工業株式会社

収益構造の改革に取り組み、持続的成長軌道への復帰を目指します。

初冬の候、株主のみなさまにはますますご清栄のこととお喜び申しあげます。

川崎重工グループの第180期中間事業報告書をお届けするにあたり、一言ご挨拶申しあげます。

わが国経済は、民間設備投資の低迷や公共投資の抑制、個人消費の伸び悩みなどによるデフレ経済の進行に加えて、米国経済の先行きや不良債権処理問題が経済に与える影響が懸念されるなど、早期回復は期待し難い状況にあります。

このような経営環境の下、当グループは積極的に営業活動を展開した結果、当中間期の連結受注高は航空宇宙事業、ガスタービン・機械事業で減少しましたが、その他の事業で増加し、5,230億円と前中間期を790億円上回りました。また、連結売上高は、車両事業、汎用機事業を中心に増加し、5,396億円と前中間期を475億円上回りました。

利益面につきましては、引き続き経営全般にわたる収益改善策を推進してきましたが、好採算案件の売上が下半期に集中する構成になっていることに、米国同時多発テロ以降の航空機関連の需要減や一時的な為替レートの悪化などが加わり、当中間期の連結営業損益は22億円の損失となり、連結経常損益、連結純損益もそれぞれ87億円、34億円の損失となりました。

当中間期の単独業績につきましては、受注高3,844億円、売上高3,795億円、経常損益、純損益はそれぞれ107億円、58億円の損失となりました。

平成14年度通期の連結業績につきましては、好採算案件の下半期集中ならびに収益改善対策の効果によって、平成13年度を上回る収益を上げうる見通しであります。

なお、今後の事業展開等を勘案して、当期の中間配当につきましては、誠に遺憾ながら引き続き見送らせていただくことといたしました。株主のみなさまには、なにとぞ事情ご賢察のうえ、ご了承賜わりますようお願い申しあげます。

当グループは、先端技術をもって陸・海・空にわたる新しい価値を創造し社会の発展に貢献することを経営理念としております。

このような理念の下、質主・量従型経営を徹底し、事業の選択と集中・ビジネスモデルの変革・経営スタイルの変革等を柱とした収益構造の改革に取り組んでおり、具体的目標としては、平成16年度において投下資本利益率（ROIC;税引き前）9%以上の達成を掲げております。

この目標を達成するため、受注時の採算管理の徹底や、不良コストの発生防止、急激な為替変動への対応など、安定的な収益の確保に取り組んでおりますが、さらに技術力をベースとして差別化された製品・サービスを提供することにより利益率の向上を図るとともに、製品のライフサイクル全域のなかで収益源を見直したビジネスモデルの変革に取り組んでおります。

また、今後の成長が期待される航空宇宙事業、汎用機事業、車両事業、ガスタービン・機械事業の中核・育成事業に対して経営資源を重点投入し、収益の柱として育成・強化を図ってまいります。その一環として、株式交換により日本飛行機（株）を完全子会社とし、航空宇宙事業の経営基盤をさらに強化することといたしました。

一方、船舶事業および精機事業については、事業



運営のフレキシビリティーを一層高め、効率的な経営を行なうために、本年10月をもって（株）川崎造船、（株）カワサキプレシジョンマシナリとして独立いたしました。こうした施策により各事業の競争力を強化し、グループ全体としての企業価値を一層高めてまいります。

当グループは、このように事業環境の変化に適応し、持続的成長軌道に復帰するために中期経営計画に沿った諸施策を着実に実行していく所存でありますので、株主のみなさまにおかれましては、今後とも一層のご支援とご協力を賜わりますようお願い申しあげます。

平成14年12月

取締役社長　田崎雅元（たざき まさもと）

売上高・経常利益［連結］



売上高（通期）
売上高（中間期）
経常利益（通期）
経常利益（中間期）
平成14年度通期予想
売上高
14,000
（億円）
12,000
10,000
8,000
6,000
4,000
2,000
0
11,445
4,921
142
-24
12,500
5,396
160
-87
経常利益
200
（億円）
150
100
50
0
-50
-100
平成13年度
平成14年度

船舶事業

連結受注高は、LNG船3隻、LPG船1隻、ばら積み貨物船2隻の計6隻を受注しましたので、751億円と前中間期を大きく上回りました。

連結売上高は、大型コンテナ船に加え、ばら積み貨物船、LPG船、潜水艦などを売上に計上しましたが、498億円と前中間期を29億円下回りました。

営業損益については、当期は好採算案件の売上が上半期には少ないことや、為替レートの悪化もあり、前中間期の29億円の利益から15億円の損失に転じました。


LPG運搬船「DYNAMIC ENERGY」

車両事業

連結受注高は、JR東日本・西日本向け新幹線電車24両をはじめ、JR各社および各私鉄・公営鉄道から電車350両などを受注したほか、台湾新幹線関連の受注があり、757億円と前中間期を271億円上回りました。

連結売上高は、JR各社向けに新幹線電車を含む電車83両などを、各私鉄・公営鉄道向けに電車74両などを、海外向けにニューヨーク地下鉄電車200両などを納入しましたので、前中間期を266億円上回る794億円を計上しました。

営業利益は、前中間期をわずかに上回り、9億円となりました。


東北新幹線電車（はやて）

セグメント別売上高


その他事業
7.7%
船舶事業
9.2%
車両事業
14.7%
航空宇宙事業
8.5%
ガスタービン・機械事業
15.0%
プラント・環境・鉄構事業
14.8%
汎用機事業
30.1%

（単位：億円）


■船舶事業
売上高
営業損益
2,000
1,500
1,000
500
0
100
75
50
25
0
-25
当中間期
前中間期
当中間期
前中間期


■車両事業
売上高
営業損益
2,000
1,500
1,000
500
0
100
75
50
25
0
当中間期
前中間期
当中間期
前中間期

航空宇宙事業

連結受注高は、防衛庁向け製品の受注がやや減少したほか、B777・B767旅客機分担製造品などボーイング社向けが大きく減少したため、253億円と前中間期を207億円下回りました。

連結売上高は、防衛庁向けにT-4中等練習機、F-2支援戦闘機分担製造品などを納入し堅調でしたが、ボーイング社向け旅客機分担製造品が減少したため、全体では456億円と前中間期を95億円下回りました。

営業利益は、売上高の減少を主因として、13億円と前中間期に比べ45億円減少しました。



川崎BK117 C-2型ヘリコプタ

ガスタービン・機械事業

連結受注高は、V2500・トレントなどの民間航空機用エンジン分担製造品をはじめ、中小型ガスタービン発電設備、内外の顧客向け舶用タービン・ディーゼル主機関、油圧機器などを受注しましたが、636億円と前中間期と比べ38億円の減少となりました。

連結売上高は、防衛庁向け艦艇用ガスタービン・ディーゼル主機関・ヘリコプタ用エンジン、民間航空機用エンジン分担製造品をはじめ、中小型ガスタービン発電設備、コージェネレーション設備、舶用タービン・ディーゼル主機関、油圧機器などの納入により、808億円とほぼ前中間期並みとなりました。

営業利益については、19億円と前中間期に比べ15億円減少しました。



舶用蒸気タービンプラント

▮航空宇宙事業



売上高
営業損益
2,000
1,500
1,000
500
0
100
75
50
25
0
当中間期
前中間期
当中間期
前中間期

▮ガスタービン・機械事業



売上高
営業損益
2,000
1,500
1,000
500
0
100
75
50
25
0
当中間期
前中間期
当中間期
前中間期

プラント・環境・鉄構事業

連結受注高は、地方公共団体向け都市ごみ焼却設備を受注したほか、中国向け連続亜鉛メッキライン、橋梁、水門、シールド掘進機などを受注した結果、819億円と前中間期を196億円上回りました。

連結売上高は、各地方公共団体向け都市ごみ焼却設備・ダイオキシン対策工事をはじめ、中国向け肥料プラント、電力会社向け灰処理装置、橋梁、シールド掘進機などを計上しましたので、801億円と前中間期を91億円上回りました。

営業損益については、採算面で厳しい案件が残り、45億円の損失となりました。



中部電力・碧南火力発電所向け排煙脱硫装置

汎用機事業

連結売上高は、米国で四輪バギー車（ATV）や産業用ロボットの販売が拡大したことなどから、1,623億円と前中間期を274億円上回りました。

営業損益については、売上の拡大に加え欧米流通在庫の圧縮が進展したことにより、1億円の損失と前中間期から大幅に改善しました。



KX250

■プラント・環境・鉄構事業


売上高
営業損益
2,000
1,500
1,000
500
0
200
150
100
50
0
-25
-50
当中間期 前中間期 当中間期 前中間期

■汎用機事業


売上高
営業損益
2,000
1,500
1,000
500
0
200
150
100
50
0
-25
-50
当中間期 前中間期 当中間期 前中間期

■その他事業


売上高
営業損益
2,000
1,500
1,000
500
0
100
75
50
25
0
-25
当中間期 前中間期 当中間期 前中間期

（注）売上高はセグメント間取引控除後の外部顧客売上高であります。また、営業損益のセグメント間精算額（当中間期1億円、前中間期△3億円）は、「その他」に含めて表示しております。

中間連結貸借対照表

(単位:百万円)

資産の部	[平成14年9月30日現在] 当中間期	[平成14年3月31日現在] 前　期
流動資産	842,638	902,670
現金及び預金	55,463	91,344
受取手形及び売掛金	310,112	389,986
たな卸資産	415,451	372,268
繰延税金資産	22,131	16,993
その他	43,773	37,970
貸倒引当金	△4,294	△5,892
固定資産	330,043	352,403
有形固定資産	240,551	241,516
建物及び構築物	93,522	91,216
機械装置及び運搬具	64,065	65,201
土地	54,345	54,115
建設仮勘定	7,190	8,744
その他	21,428	22,237
無形固定資産	9,565	10,076
投資その他の資産	79,925	100,810
投資有価証券	54,384	76,368
長期貸付金	4,018	3,965
繰延税金資産	5,422	4,916
その他	21,326	20,710
貸倒引当金	△5,226	△5,150
資産合計	1,172,681	1,255,074

負債の部	[平成14年9月30日現在] 当中間期	[平成14年3月31日現在] 前　期
流動負債	716,808	752,556
支払手形及び買掛金	272,350	325,663
短期借入金	192,839	223,112
未払法人税等	1,606	3,347
繰延税金負債	234	320
賞与引当金	19,673	18,953
保証工事引当金	2,249	2,479
受注工事損失引当金	109	79
その他	227,743	178,599
前受金	(155,871)	(111,423)
1年内償還社債	(29,079)	(20,000)
その他	(42,793)	(47,176)
固定負債	291,099	329,604
社債	141,286	160,366
長期借入金	85,635	87,803
繰延税金負債	3,554	4,337
退職給付引当金	51,233	66,770
役員退職慰労引当金	851	1,042
その他	8,538	9,284
負債合計	1,007,907	1,082,161
少数株主持分	5,323	5,183
資本の部		
資本金	81,427	81,426
資本剰余金	24,682	24,682
利益剰余金	60,559	64,109
その他有価証券評価差額金	4,835	5,925
為替換算調整勘定	△12,028	△8,406
自己株式	△25	△6
資本合計	159,450	167,730
負債、少数株主持分及び資本合計	1,172,681	1,255,074

中間連結財務諸表

中間連結損益計算書

(単位:百万円)

	当中間期 [平成14年4月1日~平成14年9月30日]	前中間期 [平成13年4月1日~平成13年9月30日]
売上高	539,691	492,140
売上原価	474,106	422,407
販売費及び一般管理費	67,819	64,816
営業利益又は営業損失(△)	△2,233	4,916
営業外収益	4,129	3,397
受取利息	(1,643)	(1,923)
受取配当金	(576)	(622)
持分法による投資利益	(61)	(—)
その他	(1,847)	(851)
営業外費用	10,690	10,738
支払利息	(5,157)	(6,597)
有価証券売却損	(38)	(—)
為替差損	(1,640)	(2,317)
持分法による投資損失	(—)	(10)
その他	(3,854)	(1,814)
経常損失	8,795	2,425
特別利益	1,311	5,840
退職給付信託設定益	(1,311)	(—)
固定資産売却益	(—)	(5,840)
特別損失	1,025	4,283
不動産開発事業関連損失	(923)	(—)
退職給付会計基準変更時差異償却額	(102)	(102)
投資有価証券等評価損失	(—)	(4,180)
税金等調整前中間純損失	8,509	867
法人税、住民税及び事業税	△5,109	1,361
少数株主利益	87	102
中間純損失	3,487	2,331

中間連結剰余金計算書

(単位:百万円)

	当中間期 [平成14年4月1日~平成14年9月30日]	前中間期 [平成13年4月1日~平成13年9月30日]
資本剰余金の部		
資本剰余金期首残高	24,682	—
資本剰余金増加高	0	—
転換社債転換に伴う増加高	(0)	(—)
資本剰余金中間期末残高	24,682	—
利益剰余金の部		
利益剰余金期首残高	64,109	58,452
利益剰余金減少高	62	617
役員賞与	(62)	(49)
持分比率変動等に伴う減少高	(—)	(568)
中間純損失	3,487	2,331
利益剰余金中間期末残高	60,559	55,502

中間連結キャッシュ・フロー計算書

(単位:百万円)

	当中間期 [平成14年4月1日~平成14年9月30日]	前中間期 [平成13年4月1日~平成13年9月30日]
営業活動によるキャッシュ・フロー	21,067	22,832
投資活動によるキャッシュ・フロー	△18,931	△10,387
財務活動によるキャッシュ・フロー	△38,324	△10,201
現金及び現金同等物に係る換算差額	480	406
現金及び現金同等物の増加額または減少額(△)	△35,707	2,650
現金及び現金同等物の期首残高	89,776	75,211
現金及び現金同等物の中間期末残高	54,069	77,862

中間単独財務諸表

中間貸借対照表の要旨

（単位:百万円）

資産の部	[平成14年9月30日現在] 当中間期	[平成14年3月31日現在] 前期
流動資産	669,445	722,796
現金預金	28,471	64,231
受取手形・売掛金	271,219	336,252
たな卸資産	317,461	273,562
その他	54,155	51,216
貸倒引当金	△1,862	△2,466
固定資産	277,403	294,475
有形固定資産	159,830	157,248
建物	47,099	43,997
機械装置	39,243	38,640
土地	42,642	42,654
その他	30,845	31,955
無形固定資産	5,574	5,501
投資等	111,997	131,726
投資有価証券	47,690	69,093
子会社株式出資金	48,500	47,716
その他	20,353	19,485
貸倒引当金	△4,547	△4,568
資産合計	946,848	1,017,272
負債の部		
流動負債	567,978	594,508
支払手形・買掛金	235,308	288,878
短期借入金	114,108	133,899
前受金	148,640	106,916
その他	69,920	64,814
固定負債	243,622	280,554
社債	141,286	160,366
長期借入金	62,285	62,571
その他	40,050	57,617
負債合計	811,600	875,063
資本の部		
資本金	81,427	81,426
資本剰余金	24,682	24,682
資本準備金	24,682	24,682
その他剰余金	24,560	30,413
利益剰余金	15,997	15,997
任意積立金	6,057	3,115
当期未処分利益又は中間未処分利益	2,504	11,300
（当期純利益又は中間純損失(△)）	(△5,853)	(7,863)
評価差額金	4,588	5,689
その他有価証券評価差額金	4,588	5,689
自己株式	△10	△3
資本合計	135,247	142,208
負債・資本合計	946,848	1,017,272

中間損益計算書の要旨

（単位:百万円）

	[平成14年4月1日～平成14年9月30日] 当中間期	[平成13年4月1日～平成13年9月30日] 前中間期
売上高	379,592	376,665
売上原価	354,416	336,623
販売費及び一般管理費	31,448	32,091
営業利益又は営業損失(△)	△6,273	7,949
営業外収益	3,151	2,695
営業外費用	7,590	7,025
経常利益又は経常損失(△)	△10,711	3,620
特別利益	1,311	5,840
特別損失	923	4,264
税引前中間純利益又は税引前中間純損失(△)	△10,323	5,195
法人税、住民税及び事業税	△4,470	2,342
中間純利益又は中間純損失(△)	△5,853	2,853
前期繰越利益	8,357	3,437
中間未処分利益	2,504	6,290

株主メモ

決算期	3月31日
定時株主総会	6月下旬
基準日	3月31日
名義書換代理人	中央三井信託銀行株式会社
同事務取扱場所	〒541-0041 大阪市中央区北浜二丁目2番21号 TEL:06-6202-7361 中央三井信託銀行株式会社 大阪支店　証券代行部
同取次所	中央三井信託銀行株式会社本店、全国各支店 日本証券代行株式会社本店、全国各支店

◆住所変更、単元未満株式買取請求、名義書換請求に必要な用紙のご請求は、名義書換代理人のフリーダイヤル0120-87-2031で24時間受付しております。

大株主

株主名	所有株式数	比率
日本トラスティ・サービス信託銀行株式会社(信託口)	61,470,000株	4.42%
みずほ信託退職給付信託みずほ銀行口 再信託受託者資産管理サービス信託	57,443,650株	4.13%
日本生命保険相互会社	55,010,659株	3.95%
UFJ信託銀行株式会社(信託勘定A口)	52,707,000株	3.79%
川崎重工業従業員持株会	49,803,747株	3.58%
東京海上火災保険株式会社	48,941,123株	3.51%
日本興亜損害保険株式会社	28,274,586株	2.03%
川崎製鉄株式会社	27,290,000株	1.96%
株式会社三井住友銀行	26,828,157株	1.92%
日本マスタートラスト信託銀行株式会社(信託口)	25,157,000株	1.80%

(平成14年9月30日現在)

株式の状況

授権株式数	3,360,000,000株
発行済株式数	1,390,597,636株
株主総数	128,859名

所有者別株式保有状況


1.29%
8.95%
9.41%
37.25%
43.10%
個人・その他
金融機関
国内法人
外国人
証券会社

所有株数別株式保有状況


0.19%
10.46%
6.46%
12.39%
49.37%
2.18%
4.76%
2.63%
11.56%
1,000株未満
1,000株以上
5,000株以上
10,000株以上
50,000株以上
100,000株以上
500,000株以上
1,000,000株以上
5,000,000株以上

(平成14年9月30日現在)

企業データ

会社概要

■創　　立　　明治29年10月15日

■資 本 金　　81,427,090,720円

■従業員(当社)　　14,071名

■事 業 所

神戸本社　　神戸市中央区東川崎町1丁目1番3号

東京本社　　東京都港区浜松町2丁目4番1号

(平成14年9月30日現在)

役　員

取締役社長	田﨑　雅元	監査役	西尾　常光	執行役員	吉野　隆
取締役副社長	井上　義郎	監査役	和田　義次	執行役員	松﨑　昭
取締役副社長	西村　正	監査役	前田　貢	執行役員	大橋　忠晴
常務取締役	須郷　隆	監査役	川本　洋	執行役員	元山　近思
常務取締役	佐伯　武彦	上席執行役員	池田　志朗	執行役員	浜田　滋
常務取締役	前田　卓也	上席執行役員	佐藤　禔員	執行役員	三原　修二
常務取締役	山下　健悟	執行役員	熱田　稔雄	執行役員	小野　親宏
常務取締役	森田　進一	執行役員	藤井　洋祐	執行役員	池田　光昭
常務取締役	中山　幹彦	執行役員	新藤　功	執行役員	鶴谷　将俊
常務取締役	寺崎　正俊	執行役員	黒﨑　泰充	執行役員	野口　二郎
取締役	田所　修一	執行役員	青木　昭二	執行役員	富家　勝
		執行役員	中村　明人	執行役員	田中　德夫

(平成14年10月1日現在)

主な関係会社

船舶事業
- 南通中遠川崎船舶工程有限公司

車両事業
- 株式会社カワサキマシンシステムズ
- 株式会社日本除雪機製作所
- Kawasaki Construction Machinery Corp. of America
- Kawasaki Motors Manufacturing Corp., U.S.A.
- Kawasaki Rail Car, Inc.

航空宇宙事業
- 日本飛行機株式会社

ガスタービン・機械事業
- 株式会社カワサキマシンシステムズ
- 川重冷熱工業株式会社
- Kawasaki Precision Machinery (U.K.) Limited

プラント・環境・鉄構事業
- 大阪動力工業株式会社
- 川重工事株式会社
- 川重プラント株式会社

汎用機事業
- 株式会社カワサキマシンシステムズ
- 株式会社カワサキモータースジャパン
- Kawasaki Motors Corp., U.S.A.
- Kawasaki Motors Manufacturing Corp., U.S.A.
- Kawasaki Robotics (U.S.A.) Inc.
- Kawasaki Motors Europe N.V.
- Kawasaki Motors Enterprise (Thailand) Co.,Ltd.
- Kawasaki Motors (Phils.) Corporation

その他事業
- 川崎興産株式会社
- 川重商事株式会社
- 川崎食品産業株式会社
- 川重不動産株式会社
- 川重防災工業株式会社
- Kawasaki Heavy Industries (U.S.A.) Inc.
- Kawasaki Heavy Industries (H.K.) Ltd.

(平成14年9月30日現在)

ECO Topics カワサキ エコ トピックス



環境を保全する製品・技術
環境に配慮した製品・技術

21世紀は、資源を効率良く使い、環境への負荷の少ない製品・技術が求められています。

当社は、陸・海・空の分野で様々な製品を扱っており、環境を積極的に保全する製品・技術と、その製作時や使用時等における環境負荷の低減に配慮した製品・技術を社会に提供することで「持続可能な循環型社会」づくりに貢献しています。


大型風力発電設備


大型太陽光発電設備


排ガスを大幅削減した最新型ホイールローダ

CO_2を排出しない発電システムで地球温暖化に歯止め

深刻化する地球温暖化の解決策のひとつとして、自然エネルギーを利用した発電システムが、今後ますます成長していくと予想されます。

当社はこれまでに、大型の太陽光発電設備については、東京都内（発電出力80kW）、三重県内（同150kW）、千葉県内（同70kW）、京都府内（同20kW）向けに納入しました。

また、大型風力発電設備では、北海道・稚内において、単機出力が1,650kWの大型風車を9基、合計出力14,850kWを納入しました。

「エコデザイン＝環境適合設計」を適用した製品の開発

当社のホイールローダは、製品のライフサイクル全般を通じて環境に与える影響を評価し、設計に反映させる手法を採用しています。

最新モデルでは、欧州の騒音規制、欧米の排ガス規制のみならず、2003年に日本で施行される建設機械の排ガス規制をクリアするように装置を最適化しています。

また、燃料消費量も、従来品に比べ10～15%少なくなるようにしています。



くわしくは環境報告書2002年版をご覧ください。

お問い合わせ先

地球環境室

〒650-8680 神戸市中央区東川崎町1丁目1番3号

Tel：(078) 371-9542　Fax：(078) 360-8700



ホームページでもご覧いただけます。

「環境保全への取り組み」の項目で関連情報を公開しており、過去に発行された環境報告書（1999年版より発行）もご覧になれます。

http://www.khi.co.jp/earth/index.html

川崎重工業株式会社

TEL：078-371-9533（総務部株式担当）

ホームページアドレス http://www.khi.co.jp/

この報告書は古紙100%、白色度70%の再生紙（非コート紙）を使用し、VOC（揮発性有機化合物）の発生の少ない植物性の大豆油インキで印刷しています。

R100　PRINTED WITH SOY INK

EXHIBIT 4

(Summary Translation)

The 180th Business Term Semi-Annual Business Report (from April 1, 2002 to September 30, 2002)

[Greetings]

[Outline of Business]

Shipbuilding
Rolling Stock, Construction Machinery & Crushing Plant
Aerospace
Gas Turbines & Machinery
Plant & Infrastructure Engineering
Consumer Products & Machinery

[Financial Results]

[Interim Consolidated Financial Statements for six months ended September 30, 2002]

[Interim Non-Consolidated Financial Statements for six months ended September 30, 2002]

[Corporate Data]

Head Office
Date of Foundation
Paid-in Capital
Number of Shares Outstanding
Number of Shareholders
Board of Directors
Number of Employees
Overseas Offices (including Subsidiaries)
Overseas Works (including Subsidiaries)

ANNEX A

LIST OF DOCUMENTS PUBLISHED BETWEEN OCT.1, 2002 AND DEC.31, 2002

A. ENGLISH LANGUAGE DOCUMENTS

1. Semiannual Report for the six months ended September 30, 2002
(Exhibit 1)

B. JAPANESE LANGUAGE DOCUMENTS

1. Semi-Annual Securities Report dated December 18, 2002 which was filed with the Ministry of Finance
(Exhibit 2, Summary English translation attached)

2. Brief Statements of interim Financial Results and Forecast dated November 15, 2002 (Press release)
(Exhibit 3, Summary English translation attached)

3. Semi-Annual Business Report to the shareholders for six months ended September 30, 2002
(Exhibit 4, Summary English translation attached)

EXHIBIT 1

KAWASAKI HEAVY INDUSTRIES, LTD.

2002 Semiannual Report

For the six months ended September 30, 2002

Consolidated Financial Highlights

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2002 and 2001

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
For the period:			
Net sales	**¥ 539,691**	¥ 492,140	**$4,402,047**
Operating income (loss)	**(2,234)**	4,916	**(18,222)**
Net loss	**3,488**	2,332	**28,450**
Research and development expenses	**6,400**	7,000	**52,202**
Depreciation and amortization	**15,348**	15,538	**125,188**
Net cash provided by operating activities	**21,068**	22,832	**171,843**
Per share (in yen and U.S. dollars):			
Net loss	**2.50**	1.70	**0.02**
Cash dividends	**—**	—	**—**
At period-end:			
Total assets	**1,172,682**	1,247,092	**9,565,106**
Total shareholders' equity	**159,451**	162,210	**1,300,579**
Orders received and outstanding:			
Orders received during the period	**523,025**	443,940	**4,266,109**
Order backlog at the period-end	**1,190,754**	1,271,005	**9,712,512**
Number of employees	**29,009**	29,079	

Notes: 1. This Semiannual Report has been prepared in conformity with generally accepted accounting principles and practices in Japan.
2. All dollar figures herein refer to U.S. currency. Yen amounts have been translated, for convenience only, at ¥122.60 to $1.00, the approximate rate of exchange at September 30, 2002.

Net Sales
(Billions of yen)


Apr. 2002-Mar. 2003
539.7
Apr. 2001-Mar. 2002
492.1
652.4
Apr. 2000-Mar. 2001
454.3
606.2
0
200
400
600
800
1,000
1,200
1,400
First half
Second half

Net Income (Loss)
(Billions of yen)


Apr. 2002-Mar. 2003
(3.5)
Apr. 2001-Mar. 2002
(2.3)
8.6
Apr. 2000-Mar. 2001
(12.4)
2.1
-15
-10
-5
0
5
10
First half
Second half

To Our Shareholders

Reforming Our Earnings Structure and Aiming for a Return to a Sustainable Growth Path

Expectations of an early recovery in the Japanese economy appear dim because of the combination of deflationary trends—caused by stagnation in private capital investment, restraints on government public works investment, and weakness in personal consumption—the adverse impact of the disposal of nonperforming loans in Japan, and the uncertainty about future conditions in the U.S. economy.

Amid this operating environment during the interim period, extending from April 1, 2002, through September 30, 2002, Kawasaki Heavy Industries (KHI) Group succeeded in boosting orders received ¥79.1 billion, or 17.8%, from the interim period of the previous fiscal year, to ¥523.0 billion as a result of aggressive marketing efforts. This was despite declines in new orders for the Aerospace and Gas Turbines & Machinery segments, as orders won by other segments expanded. Net sales for the interim period were up ¥47.6 billion, or 9.7% year on year, to ¥539.7 billion mainly due to higher sales in the Rolling Stock, Construction Machinery & Crushing Plant segment and the Consumer Products & Machinery segment.

Profitwise, however, we reported an operating loss of ¥2.2 billion and a net loss of ¥3.5 billion despite our continuing efforts to improve profitability in all phases of our operations. This worse performance than the interim period of the previous fiscal year is partly due to the fact that our higher-margin projects are concentrated in the second half of this fiscal year. In addition, decreased demand for aircraft and related businesses stemming from the terrorist incidents in the United States in 2001, the appreciation of the yen during this interim period, and other factors adversely affected the Company's performance.

Nevertheless, we are expecting higher profits for the full fiscal year, ending March 31, 2003, than those in the previous year, boosted by increased sales of higher-margin projects in the second half of the fiscal year and the positive benefits of various measures to improve profitability.

In consideration of enhancing our capabilities for future growth, we regret that we have decided to continue to suspend the payment of cash dividends for the interim period under review. We request you, our shareholders, to examine carefully our ongoing initiatives and we look forward to your continuing understanding and support.

KHI's corporate philosophy calls for applying its advanced technologies to create new value-added products for use on land, at sea, and in the air and to contribute to the development of society.

Based on this philosophy, we are adhering strictly to attaining our objective of "Quality followed by Quantity" and working to improve our earnings structure through reforms centering on sharpening the focus of our business portfolio, transforming our business model, and enhancing the effectiveness of our management systems.

Our specific objective is to achieve a return on invested capital before tax of 9% or more in the fiscal year ending March 31, 2005.

To achieve this objective, we are working to create a more stable earnings structure by strict emphasis on monitoring our margins from the time orders are received, preventing any unexpected cost overruns, and preparing countermeasures against sudden fluctuations in foreign currency exchange rates. Moreover, by offering products and services that are differentiated based on our technological capabilities, we are endeavoring to increase profit margins and evolving our business model toward one based on identifying profit sources throughout the life cycle of our products.

In addition, we are placing emphasis on investing our management resources in core and developing businesses where we anticipate growth. These businesses are: Aerospace, Consumer Products, Rolling Stock, and Gas Turbines & Machinery. We are nurturing and strengthening these businesses as our earnings pillars. As part of this strategy, we have decided to implement a share exchange with NIPPI Corporation to make it a wholly owned subsidiary and thereby further strengthen our position in the aerospace business.

On the other hand, in our shipbuilding and hydraulic machinery businesses, we are working to substantially increase our flexibility in these operations and improve the efficiency of management. To this end, in October 2002, we established Kawasaki Shipbuilding Corporation, and Kawasaki Precision Machinery Co., Ltd., as wholly owned subsidiaries. Through these measures, we are seeking to strengthen the competitiveness of our businesses and substantially enhance the enterprise value of the Group as a whole.

The KHI Group is responding to changes in the business environment and is steadily implementing various policies under its medium-term business plan to return to a stable growth path. We appreciate the continued advice and support of our shareholders as well as their understanding of what we are working to accomplish in the years ahead.

December 2002



Masamoto Tazaki
President and CEO

Shipbuilding

For the interim period under review, orders received by this segment increased ¥32.6 billion, or 76.5%, to ¥75.2 billion. The segment secured orders for six vessels: three LNG carriers, one LPG carrier, and two bulk carriers.

Net sales declined ¥3.0 billion, or 5.6%, to ¥49.8 billion due mainly to decreased sales of new ships.

Because there were relatively few high-margin ships recognized as sales during the interim period and owing to adverse movements in foreign exchange rates, the segment reported an operating loss of ¥1.5 billion compared with an operating profit of ¥3.0 billion for the interim period of the previous fiscal year.

A total of six vessels were delivered in the interim period: two container ships, three bulk carriers, and one LPG carrier.



Rolling Stock, Construction Machinery & Crushing Plant

The segment reported a ¥27.2 billion or 55.9% increase in total orders for the interim period, to ¥75.8 billion. Major orders received in the period under review were 350 cars for domestic railway companies, including 24 cars for Shinkansen bullet trains for the Japan Railways (JR) Group, and orders for the Taiwan High Speed Rail Corporation.

Net sales for the interim period climbed ¥26.6 billion, or 50.5%, to ¥79.4 billion. Rolling stock delivered by this segment mainly consisted of 83 cars to the JR Group, including cars for Shinkansen bullet trains, 74 cars to other domestic railways, and 200 subway cars to the New York City Transport Authority.

Operating income rose ¥0.2 billion, or 23.4%, to ¥1.0 billion.



Aerospace

Orders from the Japan Defense Agency (JDA) decreased slightly from the same period of the previous fiscal year, and orders from Boeing, mainly component parts for the 777 and 767 passenger aircraft, showed a substantial decline. As a consequence, total orders received by the segment for the interim period fell ¥20.7 billion, or 45.0%, to ¥25.3 billion.

Net sales decreased ¥9.5 billion, or 17.3%, to ¥45.7 billion. Although in the defense sector, orders for T-4 intermediate jet trainers and component parts for F-2 support fighters remained brisk, segment sales declined because of the drop in deliveries to Boeing.

Operating income declined ¥4.6 billion, or 77.4%, to ¥1.3 billion, reflecting the decrease in sales.



Gas Turbines & Machinery

Total orders for the interim term for this segment declined ¥3.8 billion, or 5.7%, to ¥63.6 billion. New orders received included those for component parts for the V2500, Trent, and other jet engines for commercial aircraft, small and medium-sized gas turbine generators, turbine/diesel engines for vessels delivered to customers in Japan and overseas, and hydraulic equipment.

Net sales decreased ¥0.9 billion, or 1.1%, to ¥80.8 billion. Products delivered to the JDA during the interim term included gas turbine/diesel engines for naval vessels and helicopter engines. Other sales included deliveries of component parts for jet engines for commercial aircraft, small and medium-sized gas turbine generators, cogeneration systems, turbine/diesel engines for vessels, and hydraulic equipment.

Operating income amounted to ¥2.0 billion, a decline of ¥1.6 billion or 44.7%.



Plant & Infrastructure Engineering

Total orders of this segment increased ¥19.7 billion, or 31.5%, to ¥82.0 billion as a result of the receipt of orders for municipal refuse incineration plants as well as orders for a continuous zinc galvanizing line from China, bridges, water gates, and shield machines.

Net sales amounted to ¥80.1 billion and were ¥9.2 billion or 12.9% higher year on year. Facilities and products recorded in sales included municipal refuse incineration plants and the retrofitting of existing incineration plants to reduce dioxin emissions, a fertilizer plant for a Chinese company, as well as ash handling equipment to electric power companies, bridges, and shield machines.

Operating loss increased ¥0.6 billion, or 13.6%, to ¥4.6 billion, owing to certain low-margin projects that were still on the order books.



Consumer Products & Machinery

Net sales of this segment rose ¥27.5 billion, or 20.4%, to ¥162.3 billion as sales of ATVs (all-terrain vehicles) and industrial robots expanded.

The segment posted an operating loss of ¥0.2 billion, although this was a ¥3.7 billion, or 95.9% improvement from the interim period of the previous fiscal year, owing to increased sales and decreased sales promotion expenses in Europe and the United States as a result of the successful reduction in excess pipeline inventories in these markets.



Other

Orders in this segment were down ¥3.2 billion, or 7.6%, to ¥38.8 billion. Net sales amounted to ¥41.5 billion, representing a decline of ¥2.4 billion, or 5.4% from the previous fiscal year. The segment reported an operating loss of ¥0.3 billion, a decrease of ¥0.4 billion from the interim period in the previous fiscal year.

Performance by Geographical Area

Sales in Japan rose ¥4.3 billion, or 1.2%, for the interim period under review, to ¥363.8 billion, mainly because of higher revenues of the parent company, but operating income declined ¥15.4 billion, to an operating loss of ¥6.1 billion, as a consequence of differences in the composition of sales during this interim period and the interim period of the previous fiscal year, and unfavorable movements in foreign exchange rates.

In North America, sales climbed ¥34.8 billion, or 38.0%, to ¥126.2 billion, mainly owing to increased revenues of subsidiaries for rolling stock production and motorcycle sales. Operating income was ¥0.4 billion, an increase of ¥2.5 billion compared to the interim period in the previous fiscal year.

Sales in Europe were up ¥7.6 billion, or 25.6%, to ¥37.4 billion, due mainly to higher revenues from our motorcycle sales subsidiary. Operating income expanded ¥2.0 billion from a loss of ¥0.9 billion for the interim period of the previous fiscal year to ¥1.1 billion.

In Asia, sales increased ¥0.5 billion, or 5.4%, to ¥10.2 billion and operating income fell ¥0.1 billion, or 22.4% to ¥0.2 billion.

In other areas, sales increased ¥0.4 billion, or 21.4%, to ¥2.2 billion and operating income was ¥0.1 billion, approximately the same amount as for the interim period of the previous fiscal year.

Cash Flows

Net cash provided by operating activities amounted to ¥21.1 billion for the interim period under review. Net cash used for investing activities was ¥18.9 billion, and net cash used for financing activities was ¥38.3 billion, owing to the redemption of bonds and repayment of long-term debt.

As a consequence, cash and cash equivalents at end of the period declined ¥35.7 billion from the end of the previous fiscal year, to ¥54.1 billion.

Condensed Consolidated Balance Sheets

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
As of September 30 and March 31, 2002 and September 30, 2001

	Millions of yen			Thousands of U.S. dollars
	September 30, 2002 (unaudited)	March 31, 2002	September 30, 2001 (unaudited)	**September 30, 2002** (unaudited)
Assets:				
Current assets:				
Cash on hand and in banks	**¥ 55,463**	¥ 91,344	¥ 79,577	**$ 452,390**
Receivables, less allowance	**321,214**	396,915	359,664	**2,620,017**
Inventories	**415,451**	372,269	409,698	**3,388,670**
Other current assets	**50,510**	42,143	42,180	**411,990**
Total current assets	**842,638**	902,671	891,119	**6,873,067**
Investments and long-term loans less allowance	**74,068**	95,398	98,319	**604,144**
Net property, plant and equipment	**240,552**	241,517	242,054	**1,962,088**
Intangible and other assets	**15,424**	15,489	15,600	**125,807**
Total assets	**¥1,172,682**	¥1,255,075	¥1,247,092	**$9,565,106**
Liabilities and shareholders' equity:				
Current liabilities:				
Short-term borrowings and current portion of long-term debt	**¥ 221,919**	¥ 243,113	¥ 239,671	**$1,810,106**
Payables	**272,351**	325,664	281,109	**2,221,460**
Advances from customers	**155,872**	111,423	161,922	**1,271,387**
Other current liabilities	**66,667**	72,357	68,443	**543,776**
Total current liabilities	**716,809**	752,557	751,145	**5,846,729**
Long-term liabilities:				
Long-term debt, less current portion	**226,922**	248,170	253,342	**1,850,914**
Others	**64,177**	81,434	75,610	**523,466**
Total long-term liabilities	**291,099**	329,604	328,952	**2,374,380**
Minority interests	**5,323**	5,183	4,785	**43,418**
Shareholders' equity:				
Common stock	**81,427**	81,427	81,427	**664,168**
Capital surplus	**24,683**	24,682	24,682	**201,330**
Retained earnings	**60,559**	64,110	55,503	**493,956**
Net unrealized gains on securities	**4,836**	5,925	10,946	**39,445**
Foreign currency translation adjustments	**(12,029)**	(8,407)	(10,348)	**(98,116)**
Treasury stock	**(25)**	(6)	—	**(204)**
Total shareholders' equity	**159,451**	167,731	162,210	**1,300,579**
Total liabilities and shareholders' equity	**¥1,172,682**	¥1,255,075	¥1,247,092	**$9,565,106**

Condensed Consolidated Statements of Operations and Retained Earnings

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2002 and 2001 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Net sales	¥539,691	¥492,140	$4,402,047
Cost of sales	474,106	422,408	3,867,096
Gross profit	65,585	69,732	534,951
Selling, general and administrative expenses	67,819	64,816	553,173
Operating income (loss)	(2,234)	4,916	(18,222)
Other income (expenses):			
Interest and dividend income	2,221	2,547	18,116
Equity in income (loss) of unconsolidated subsidiaries and affiliates	61	(10)	498
Interest expense	(5,157)	(6,597)	(42,064)
Other, net	(3,400)	(1,724)	(27,733)
Loss before income taxes and minority interests	(8,509)	(868)	(69,405)
Income taxes	(5,109)	1,362	(41,672)
Minority interests in net income of consolidated subsidiaries	88	102	717
Net loss	¥ 3,488	¥ 2,332	$ 28,450
Retained earnings:			
Balance at the beginning of the period	¥ 64,110	¥ 58,452	$ 522,917
Net loss for the period	3,488	2,332	28,450
Bonuses to directors and statutory auditors	(63)	(49)	(511)
Adjustment for changes of interests in affiliates accounted for by the equity method	(—)	(568)	(—)
Balance at the end of the period	¥ 60,559	¥ 55,503	$ 493,956

Consolidated Statements of Cash Flows

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2002 and 2001 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Cash flows from operating activities:			
Loss before income taxes and minority interests	**¥ 8,509**	¥ 868	**$ 69,405**
Depreciation and amortization	**15,348**	15,538	**125,188**
Provision for retirement and severance benefits	**4,484**	6,078	**36,574**
Accrued bonuses	**709**	92	**5,783**
Provision for (reversal of) allowance for doubtful accounts	**(1,403)**	890	**(11,444)**
Reversal of estimated losses on construction contracts	**—**	(5,966)	**—**
Write-downs of securities	**—**	4,181	**—**
Gain (loss) on sale of securities	**38**	(81)	**310**
Gain (loss) on sale of fixed assets	**648**	(5,761)	**5,285**
Gain on contribution of securities to employees' retirement benefit trust	**(1,312)**	—	**(10,701)**
Interest and dividend income	**(2,221)**	(2,547)	**(18,116)**
Interest expense	**5,157**	6,597	**42,064**
Changes in assets and liabilities:			
Decrease (increase) in:			
Trade receivables	**74,404**	72,422	**606,884**
Inventories	**(49,120)**	(60,117)	**(400,653)**
Other current assets	**(5,661)**	(5,738)	**(46,175)**
Increase (decrease) in:			
Trade payables	**(48,634)**	(49,149)	**(396,688)**
Advances received	**44,454**	57,312	**362,594**
Other current liabilities	**(3,289)**	(3,953)	**(26,827)**
Other, net	**1,071**	130	**8,736**
Subtotal	**26,164**	29,060	**213,409**
Cash received for interest and dividends	**2,266**	2,022	**18,483**
Cash paid for interest	**(4,761)**	(5,811)	**(38,834)**
Cash paid for income taxes	**(2,601)**	(2,439)	**(21,215)**
Net cash provided by operating activities	**21,068**	22,832	**171,843**

Continues to next page

Continued from previous page	*Millions of yen* 2002	2001	*Thousands of U.S. dollars* 2002
Cash flows from investing activities:			
Decrease (increase) in time deposits due more than three months	**¥ (174)**	¥ 123	**$ (1,419)**
Acquisition of property, plant and equipment	**(17,276)**	(15,835)	**(140,914)**
Proceeds from property, plant and equipment	**489**	8,106	**3,989**
Acquisition of intangible assets	**(741)**	(2,316)	**(6,044)**
Proceeds from intangible assets	**22**	94	**179**
Acquisition of investments in securities	**(876)**	(710)	**(7,145)**
Proceeds from investments in securities	**139**	321	**1,134**
Decrease in short-term loans	**(871)**	(1,309)	**(7,104)**
Payment received on long-term loans receivable	**(459)**	(1,307)	**(3,744)**
Proceeds from collection of long-term loans receivable	**408**	2,260	**3,328**
Proceeds from purchase of newly consolidated subsidiaries' stock	**162**	—	**1,321**
Decrease in other investments	**245**	186	**1,998**
Net cash used for investing activities	**(18,932)**	(10,387)	**(154,421)**
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	**(27,537)**	5,142	**(224,608)**
Proceeds from long-term debt	**14,434**	3,668	**117,732**
Repayment of long-term debt	**(25,105)**	(18,965)	**(204,772)**
Acquisition of treasury stock	**(15)**	—	**(122)**
Cash dividends paid	**(1)**	(2)	**(8)**
Cash dividends paid to minority interests	**(100)**	(44)	**(816)**
Net cash used for financing activities	**(38,324)**	(10,201)	**(312,594)**
Effect of exchange rate changes	**481**	407	**3,924**
Net increase (decrease) in cash and cash equivalents	**(35,707)**	2,651	**(291,248)**
Cash and cash equivalents at beginning of the period	**89,777**	75,212	**732,276**
Cash and cash equivalents at end of the period	**¥ 54,070**	¥ 77,863	**$ 441,028**

Segment Information

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2002 and 2001 (unaudited)

(a) Information by industry segment

	Millions of yen				
	2002				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	¥ 49,823	¥ 711	¥ 50,534	¥ 52,066	¥(1,532)
Rolling Stock, Construction Machinery & Crushing Plant	79,423	1,197	80,620	79,633	987
Aerospace	45,657	829	46,486	45,146	1,340
Gas Turbines & Machinery	80,802	9,170	89,972	88,013	1,959
Plant & Infrastructure Engineering	80,128	10,713	90,841	95,439	(4,598)
Consumer Products & Machinery	162,316	2,291	164,607	164,768	(161)
Other	41,542	16,670	58,212	58,561	(349)
Total	539,691	41,581	581,272	583,626	(2,354)
Eliminations	—	(41,581)	(41,581)	(41,701)	120
Consolidated total	¥539,691	¥ —	¥539,691	¥541,925	¥(2,234)

	Millions of yen				
	2001				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	¥ 52,803	¥ 476	¥ 53,279	¥ 50,328	¥2,951
Rolling Stock, Construction Machinery & Crushing Plant	52,781	1,450	54,231	53,431	800
Aerospace	55,175	1,457	56,632	50,701	5,931
Gas Turbines & Machinery	81,675	13,652	95,327	91,787	3,540
Plant & Infrastructure Engineering	70,964	6,539	77,503	81,549	(4,046)
Consumer Products & Machinery	134,844	3,091	137,935	141,833	(3,898)
Other	43,898	16,614	60,512	60,490	22
Total	492,140	43,279	535,419	530,119	5,300
Eliminations	—	(43,279)	(43,279)	(42,895)	(384)
Consolidated total	¥492,140	¥ —	¥492,140	¥487,224	¥4,916

	Thousands of U.S. dollars				
	2002				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	$ 406,387	$ 5,799	$ 412,186	$ 424,682	$(12,496)
Rolling Stock, Construction Machinery & Crushing Plant	647,822	9,763	657,585	649,535	8,050
Aerospace	372,406	6,762	379,168	368,238	10,930
Gas Turbines & Machinery	659,070	74,796	733,866	717,887	15,979
Plant & Infrastructure Engineering	653,572	87,382	740,954	778,458	(37,504)
Consumer Products & Machinery	1,323,948	18,687	1,342,635	1,343,948	(1,313)
Other	338,842	135,971	474,813	477,660	(2,847)
Total	4,402,047	339,160	4,741,207	4,760,408	(19,201)
Eliminations	—	(339,160)	(339,160)	(340,139)	979
Consolidated total	$4,402,047	$ —	$4,402,047	$4,420,269	$(18,222)

(b) Information by geographic area

	Millions of yen				
	2002				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	**¥363,783**	**¥ 78,793**	**¥442,576**	**¥448,631**	**¥(6,055)**
North America	**126,182**	**7,984**	**134,166**	**133,803**	**363**
Europe	**37,360**	**1,891**	**39,251**	**38,162**	**1,089**
Asia	**10,184**	**3,540**	**13,724**	**13,488**	**236**
Other areas	**2,182**	**62**	**2,244**	**2,161**	**83**
Total	**539,691**	**92,270**	**631,961**	**636,245**	**(4,284)**
Eliminations	**—**	**(92,270)**	**(92,270)**	**(94,320)**	**2,050**
Consolidated total	**¥539,691**	**¥ —**	**¥539,691**	**¥541,925**	**¥(2,234)**

	Millions of yen				
	2001				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	¥359,520	¥ 81,054	¥440,574	¥431,232	¥9,342
North America	91,410	7,416	98,826	100,969	(2,143)
Europe	29,748	2,085	31,833	32,722	(889)
Asia	9,665	3,689	13,354	13,050	304
Other areas	1,797	62	1,859	1,771	88
Total	492,140	94,306	586,446	579,744	6,702
Eliminations	—	(94,306)	(94,306)	(92,520)	(1,786)
Consolidated total	¥492,140	¥ —	¥492,140	¥487,224	¥4,916

	Thousands of U.S. dollars				
	2002				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	**$2,967,234**	**$ 642,684**	**$3,609,918**	**$3,659,307**	**$(49,389)**
North America	**1,029,217**	**65,122**	**1,094,339**	**1,091,378**	**2,961**
Europe	**304,731**	**15,424**	**320,155**	**311,272**	**8,883**
Asia	**83,067**	**28,874**	**111,941**	**110,016**	**1,925**
Other areas	**17,798**	**506**	**18,304**	**17,627**	**677**
Total	**4,402,047**	**752,610**	**5,154,657**	**5,189,600**	**(34,943)**
Eliminations	**—**	**(752,610)**	**(752,610)**	**(769,331)**	**16,721**
Consolidated total	**$4,402,047**	**$ —**	**$4,402,047**	**$4,420,269**	**$(18,222)**

(c) Overseas sales

	Millions of yen	%	Millions of yen	%	Thousands of U.S. dollars
	2002		2001		**2002**
	Overseas sales	% against net sales	Overseas sales	% against net sales	Overseas sales
North America	**¥152,803**	**28.3%**	¥126,791	25.8%	**$1,246,354**
Europe	**51,751**	**9.6%**	37,936	7.7%	**422,113**
Asia	**40,564**	**7.5%**	49,886	10.1%	**330,865**
Other areas	**36,310**	**6.7%**	24,315	4.9%	**296,166**
Total	**¥281,428**	**52.1%**	¥238,928	48.5%	**$2,295,498**

Net Sales, Orders and Order Backlog by Industry Segment

For the six months ended September 30, 2002 and 2001 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Net sales:			
Shipbuilding	**¥ 49,823**	¥ 52,803	**$ 406,387**
Rolling Stock, Construction Machinery & Crushing Plant	**79,423**	52,781	**647,822**
Aerospace	**45,657**	55,175	**372,406**
Gas Turbines & Machinery	**80,802**	81,675	**659,070**
Plant & Infrastructure Engineering	**80,128**	70,964	**653,572**
Consumer Products & Machinery	**162,316**	134,844	**1,323,948**
Other	**41,542**	43,898	**338,842**
Total	**¥539,691**	¥492,140	**$4,402,047**
Orders received:			
Shipbuilding	**¥ 75,166**	¥ 42,594	**$ 613,100**
Rolling Stock, Construction Machinery & Crushing Plant	**75,764**	48,610	**617,977**
Aerospace	**25,348**	46,095	**206,753**
Gas Turbines & Machinery	**63,649**	67,476	**519,160**
Plant & Infrastructure Engineering	**81,967**	62,313	**668,572**
Consumer Products & Machinery	**162,316**	134,844	**1,323,948**
Other	**38,815**	42,008	**316,599**
Total	**¥523,025**	¥443,940	**$4,266,109**

	Millions of yen			Thousands of U.S. dollars
	As of September 30, 2002	As of March 31, 2002	As of September 30, 2001	**As of September 30, 2002**
Order backlog:				
Shipbuilding	**¥ 212,559**	¥ 194,275	¥ 163,011	**$1,733,760**
Rolling Stock, Construction Machinery & Crushing Plant	**260,050**	272,642	299,790	**2,121,126**
Aerospace	**172,649**	195,447	194,096	**1,408,230**
Gas Turbines & Machinery	**181,842**	204,819	195,981	**1,483,214**
Plant & Infrastructure Engineering	**340,621**	347,496	392,880	**2,778,311**
Consumer Products & Machinery	**—**	—	—	**—**
Other	**23,033**	25,760	25,247	**187,871**
Total	**¥1,190,754**	¥1,240,439	¥1,271,005	**$9,712,512**

Kawasaki

Kawasaki Corporate Data

(As of September 30, 2002)

Kawasaki Heavy Industries, Ltd.

Kobe Head Office:
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

Tokyo Head Office:
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan

Founded: 1878

Incorporated: 1896

Paid-in Capital: ¥81,427,090,720

Number of Shares Outstanding: 1,390,597,636 shares

Number of Shareholders: 128,859

Number of Employees: 29,009

Stock Exchange Listings:
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo

Newspapers in Which Public Notices Are Made:
Nihon Keizai Shimbun
Kobe Shimbun

Transfer Agent:
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan

Handling Office:
The Chuo Mitsui Trust and Banking Company, Limited
Osaka Branch Office
2-21, Kitahama 2-chome,
Chuo-ku, Osaka 541-0041, Japan

Independent Auditors:
Asahi & Co.
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

ADR Facility:
KHI has a sponsored American Depository Receipt (ADR) facility. ADRs are traded on the over-the-counter market in the United States under CUSIP number 486 359 20 1 with each ADR representing four ordinary shares.

ADR Depository:
The Bank of New York
101 Barclay St., 22 West,
New York, NY 10286, U.S.A.
Phone: 1-212-815-8161
U.S. Toll-Free: 888-269-2377
(888-BNY-ADRS)
http://www.bankofny.com/adr

KHI Web Site at: http://www.khi.co.jp

This semiannual report is printed in Japan on recycled paper.

EXHIBIT 2

第180期中（平成14年４月１日から
平成14年９月30日まで）

半　期　報　告　書

川崎重工業株式会社

(361009)

第180期中（自平成14年４月１日　至平成14年９月30日）

半　期　報　告　書

1　本書は半期報告書を証券取引法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成14年12月18日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

川崎重工業株式会社

目　次

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成14年12月18日
【中間会計期間】	第180期中(自　平成14年４月１日　至　平成14年９月30日)
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　　田　﨑　雅　元
【本店の所在の場所】	神戸市中央区東川崎町３丁目１番１号
【電話番号】	(078)682―5001(大代表)
【事務連絡者氏名】	財務経理部参与　　豊　島　　浩
【最寄りの連絡場所】	神戸市中央区東川崎町１丁目１番３号 (神戸クリスタルタワー)
【電話番号】	(078)371―9551
【事務連絡者氏名】	財務経理部参与　　豊　島　　浩
【縦覧に供する場所】	川崎重工業株式会社東京本社 (東京都港区浜松町２丁目４番１号 (世界貿易センタービル)) 川崎重工業株式会社関西支社 (大阪市北区堂島浜２丁目１番29号(古河大阪ビル)) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜１丁目６番10号) 株式会社名古屋証券取引所 (名古屋市中区栄３丁目３番17号) 証券会員制法人福岡証券取引所 (福岡市中央区天神２丁目14番２号) 証券会員制法人札幌証券取引所 (札幌市中央区南一条西５丁目14番地の１)

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 最近３中間連結会計期間及び最近２連結会計年度に係る主要な経営指標等の推移

回次		平成12年度中	平成13年度中	平成14年度中	平成12年度	平成13年度
会計期間		自 平成12年4月1日 至 平成12年9月30日	自 平成13年4月1日 至 平成13年9月30日	自 平成14年4月1日 至 平成14年9月30日	自 平成12年4月1日 至 平成13年3月31日	自 平成13年4月1日 至 平成14年3月31日
売上高	(百万円)	454,528	492,140	539,691	1,060,479	1,144,534
経常利益又は経常損失(△)	(百万円)	△ 13,256	△ 2,425	△ 8,795	△ 3,512	14,208
当期純利益又は中間(当期)純損失(△)	(百万円)	△ 12,357	△ 2,331	△ 3,487	△ 10,319	6,281
純資産額	(百万円)	163,175	162,210	159,450	164,080	167,730
総資産額	(百万円)	1,160,112	1,247,092	1,172,681	1,247,471	1,255,074
１株当たり純資産額	(円)	117.34	116.64	114.68	117.99	120.61
１株当たり当期純利益又は中間(当期)純損失(△)	(円)	△ 8.88	△ 1.67	△ 2.50	△ 7.42	4.51
潜在株式調整後１株当たり中間(当期)純利益	(円)	―	―	―	―	4.37
自己資本比率	(%)	14.0	13.0	13.5	13.1	13.3
営業活動によるキャッシュ・フロー	(百万円)	23,480	22,832	21,067	9,235	60,793
投資活動によるキャッシュ・フロー	(百万円)	△ 10,603	△ 10,387	△ 18,931	△ 20,732	△ 28,089
財務活動によるキャッシュ・フロー	(百万円)	△ 32,548	△ 10,201	△ 38,324	3,582	△ 18,588
現金及び現金同等物の中間期末(期末)残高	(百万円)	62,966	77,862	54,069	75,211	89,776
従業員数	(名)	29,843	29,079	29,009	29,162	28,936

(注) 1 売上高には、消費税等は含まれていない。

2 潜在株式調整後１株当たり中間(当期)純利益については、平成13年度を除き１株当たり中間(当期)純損失が計上されているため記載していない。

3 従業員数は、就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

(2) 提出会社の最近３中間会計期間及び最近２事業年度に係る主要な経営指標等の推移

回次		第178期中	第179期中	第180期中	第178期	第179期
会計期間		自 平成12年4月1日 至 平成12年9月30日	自 平成13年4月1日 至 平成13年9月30日	自 平成14年4月1日 至 平成14年9月30日	自 平成12年4月1日 至 平成13年3月31日	自 平成13年4月1日 至 平成14年3月31日
売上高	(百万円)	340,332	376,665	379,592	850,801	914,616
経常利益又は経常損失(△)	(百万円)	△ 14,116	3,620	△ 10,711	△ 3,806	12,021
中間(当期)純利益又は中間(当期)純損失(△)	(百万円)	△ 8,394	2,853	△ 5,853	△ 12,663	7,863
資本金	(百万円)	81,426	81,426	81,427	81,426	81,426
発行済株式総数	(千株)	1,390,595	1,390,595	1,390,597	1,390,595	1,390,595
純資産額	(百万円)	149,341	142,194	135,247	141,521	142,208
総資産額	(百万円)	946,557	981,684	946,848	1,010,327	1,017,272
１株当たり中間(年間)配当額	(円)	—	—	—	—	—
自己資本比率	(%)	15.7	14.4	14.2	14.0	13.9
従業員数	(名)	15,502	14,368	14,071	14,619	14,067

(注) 1 売上高には、消費税等は含まれていない。

2 従業員数は、就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

3 １株当たり純資産額、１株当たり中間(当期)純利益及び潜在株式調整後１株当たり中間(当期)純利益については中間連結財務諸表を作成しているため記載を省略している。

2 【事業の内容】

当中間連結会計期間において、当グループ(当社及び関係会社)が営む事業の内容について、重要な変更はない。

3 【関係会社の状況】

当中間連結会計期間において、重要な関係会社の異動はない。

4 【従業員の状況】

(1) 連結会社の状況

平成14年９月30日現在

事業の種類別セグメントの名称	従業員数(名)
船舶	2,470
車両	3,222
航空宇宙	4,304
ガスタービン・機械	3,710
プラント・環境・鉄構	3,965
汎用機	8,110
その他	2,555
全社共通	673
合計	29,009

(注) 従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

(2) 提出会社の状況

平成14年９月30日現在

従業員数(名)	14,071

(注) 従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

(3) 労働組合の状況

当中間連結会計期間中、連結会社において労働組合との間に特記すべき事項等は生じていない。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

①当中間連結会計期間の連結業績の概況

当中間連結会計期間におけるわが国経済は、民間設備投資の低迷や、財政構造改革の推進に伴う公共投資の抑制、個人消費の伸び悩みなどによるデフレ経済の進行に加えて、不良債権処理問題が与える影響が懸念されるなど、早期回復は難しい見通しにある。また海外は、中国をはじめとしてアジアでは景気が拡大しているが、米国・欧州では景気の回復が緩やかになっており、米国経済の先行き懸念が高まりつつある。

このような経営環境の下、当グループは積極的に営業活動を展開した結果、当中間連結会計期間の連結受注高は航空宇宙事業、ガスタービン・機械事業で減少したが、その他の事業で増加し、5,230億円と前中間連結会計期間を790億円上回った。また連結売上高は、車両事業、汎用機事業を中心に増加し、5,396億円と前中間連結会計期間を475億円上回った。

利益面については、引き続き経営全般にわたる収益改善策を推進してきたが、当中間連結会計期間は、好採算案件の売上が下半期に集中する構成になっていることに、米国同時多発テロ以降の航空機関連製品の需要減や期中における一時的な為替レートの悪化などが加わり、連結営業損益は22億円の損失となり、経常損益、中間純損益もそれぞれ87億円、34億円の損失となった。

また、当中間期の単独業績については、受注高3,844億円、売上高3,795億円、経常損失107億円、中間純損失58億円となった。

なお、当グループの売上高は、通常の営業形態として、上半期に比べ下半期に完成する工事の割合が大きいため、連結会計年度の上半期の売上高と下半期の売上高との間に相違があり、上半期と下半期の業績に季節的変動がある。

②当中間連結会計期間の主要セグメント別業績概要

［事業種類別セグメント］

船舶事業

連結受注高は、ＬＮＧ船３隻、ＬＰＧ船１隻、ばら積み貨物船２隻の計６隻を受注したので、751億円と前年同期を325億円上回った。

連結売上高は、大型コンテナ船に加え、ばら積み貨物船、ＬＰＧ船、潜水艦などを売上に計上したが、498億円と前年同期を29億円下回った。

営業損益については、当期は好採算案件の売上げが上半期には少ないことや、為替レートの悪化もあり、前年同期の29億円の利益から15億円の損失に転じた。

車両事業

連結受注高は、ＪＲ東日本・西日本向け新幹線電車24両をはじめ、ＪＲ各社および各私鉄・公営鉄道から電車350両などを受注したほか、台湾新幹線関連の受注があり、757億円と前年同期を271億円上回った。

連結売上高は、ＪＲ各社向けに新幹線電車を含む電車83両などを、各私鉄・公営向けに電車74両などを、海外向けにニューヨーク地下鉄電車200両などを納入したので、前年同期を266億円上回る794億円を計上した。

また、営業利益は、前年同期をわずかに上回り、９億円となった。

航空宇宙事業

連結受注高は、防衛庁向け製品の受注がやや減少したほか、Ｂ７７７・Ｂ７６７旅客機分担製造品などボーイング社向けが大きく減少したため、253億円と前年同期を207億円下回った。

連結売上高は、防衛庁向けにＴ－４中等練習機、Ｆ－２支援戦闘機分担製造品など納入し堅調であったが、ボーイング社向け旅客機分担製造品が減少したため、全体では456億円と前年同期を95億円下回った。

営業利益は、売上高の減少を主因として、13億円と前年同期に比べ45億円減少した。

ガスタービン・機械事業

連結受注高は、Ｖ２５００・トレントなどの民間航空機用エンジン分担製造品をはじめ、中小型ガスタービン発電設備、内外の顧客向け舶用タービン・ディーゼル主機関、油圧機器などを受注したが、636億円と前年同期と比べ38億円の減少となった。

連結売上高は、防衛庁向け艦艇用ガスタービン・ディーゼル主機関・ヘリコプタ用エンジン、民間航空機用エンジン分担製造品をはじめ、中小型ガスタービン発電設備、コージェネレーション設備、舶用タービン・ディーゼル主機関、油圧機器などを納入したが、808億円と前年同期をわずかに下回った。

営業利益については、19億円と前年同期に比べ15億円減少した。

プラント・環境・鉄構事業

連結受注高は、地方公共団体向け都市ごみ焼却設備を受注したほか、中国向け連続亜鉛メッキライン、橋梁、水門、シールド掘進機などを受注した結果、819億円と前年同期を196億円上回った。

連結売上高は、各地方公共団体向け都市ごみ焼却設備・ダイオキシン対策工事をはじめ、中国向け肥料プラント、電力会社向け灰処理装置、橋梁、シールド掘進機などを計上したので、801億円と前年同期を91億円上回った。

営業損益については、採算面で厳しい案件が残り、45億円の損失となった。

汎用機事業

連結売上高は、米国で四輪バギー車（ＡＴＶ）や産業用ロボットの販売が拡大したことなどから、1,623億円と前年同期を274億円上回った。

営業損益については、売上の拡大に加え欧米流通在庫の圧縮が進展したことにより、１億円の損失と前年同期に比べ37億円の大幅な改善となった。

[所在地別セグメント]

日本は、当社の増収を主因に売上高は3,637億円と前年同期比42億円の増加となったが、営業損益は、売上工事構成の差や為替レートの悪化等により、60億円の損失となった。

北米は、車両製造子会社ならびに汎用機販売子会社等の大幅増収により、売上高は前年同期比347億円増加の1,261億円となり、営業損益も前年同期比で25億円改善し、3億円の利益となった。

欧州については、汎用機販売会社の増収等により売上高は前年同期比76億円増加の373億円、営業損益についても前年同期の８億円の損失から10億円の利益へと改善した。

アジアは、売上高101億円、営業利益２億円と、いずれも前年同期並となった。

(2) キャッシュ・フローの状況

当中間期の連結キャッシュ・フローについては、営業活動においては210億円の資金の増加となった。また、投資活動においては、設備投資などにより189億円の資金の減少、財務活動では社債償還・借入金の返済により383億円の資金の減少となった。

これらの結果、当中間連結会計期間末の現金及び現金同等物残高は、前期末に比べ357億円減の540億円となった。

2 【生産、受注及び販売の状況】

(1) 生産実績

当中間連結会計期間における生産実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	生産高(百万円)	前年同期比(%)
船舶	49,450	7.4
車両	75,599	35.3
航空宇宙	71,574	4.9
ガスタービン・機械	80,875	△ 3.5
プラント・環境・鉄構	98,786	13.2
汎用機	128,827	9.5
その他	55,331	△ 18.5
合計	560,444	6.4

(注) 上記金額には、消費税等は含まれていない。

(2) 受注実績

当中間連結会計期間における受注実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	受注高(百万円)	前年同期比(%)	受注残高(百万円)	前年同期比(%)
船舶	75,165	76.4	212,559	30.3
車両	75,763	55.8	260,050	△ 13.2
航空宇宙	25,348	△ 45.0	172,648	△ 11.0
ガスタービン・機械	63,649	△ 5.6	181,841	△ 7.2
プラント・環境・鉄構	81,967	31.5	340,621	△ 13.3
汎用機	162,316	20.3	—	—
その他	38,814	△ 7.6	23,032	△ 8.7
合計	523,024	17.8	1,190,754	△ 6.3

(注) 1 上記金額には、消費税等は含まれていない。

2 汎用機事業については、主として見込み生産を行っていることから、受注高について売上高と同額とし、受注残高を表示していない。

(3) 販売実績

当中間連結会計期間における販売実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	販売高(百万円)	前年同期比(%)
船舶	49,823	△ 5.6
車両	79,422	50.4
航空宇宙	45,657	△ 17.2
ガスタービン・機械	80,801	△ 1.0
プラント・環境・鉄構	80,128	12.9
汎用機	162,316	20.3
その他	41,541	△ 5.3
合計	539,691	9.6

(注) 1 上記金額には、消費税等は含まれていない。

2 最近2中間連結会計期間における主な相手先別の販売実績及び当該販売実績の総販売実績に対する割合

相手先	前中間連結会計期間		当中間連結会計期間	
	金額(百万円)	割合(%)	金額(百万円)	割合(%)
防衛庁	57,370	11.6	43,975	8.1

3 【対処すべき課題】

[経営の基本方針および経営目標]

当グループは、先端技術をもって陸・海・空にわたる新しい価値を創造し社会の発展に貢献するという理念の下、技術やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めるとともに、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としている。

この基本方針の下、事業環境の変化に適応した事業構造への転換により高収益体質を確立し、持続的な成長軌道に乗せることを目指して、平成16年度には投下資本利益率（ＲＯＩＣ）９％（税引き前）以上を達成することを中期経営計画の具体的目標として掲げ、事業の選択と集中、収益力向上のためのビジネスモデルの変革、経営スタイルの変革等を柱とする事業構造改革に取り組んでいるところである。

[会社の対処すべき課題]

中期経営計画の目標達成の第一ステップとして、前年度には黒字化を達成したが、平成14年度については、前年度を上回る業績を上げ、中期経営計画の目標の達成に向けて持続的成長軌道への復帰をより確かなものにすることを目指している。

そのため、採算性を充分に分析・検討したうえでの質の高い受注の徹底や受注後の不良コストの発生防止、急激な為替変動への対応などを通じて、安定的な収益の確保に取り組んでいるが、さらに技術力をベースとして差別化された製品・サービスを提供することにより利益率の向上を図るとともに、改造・改修、サービス、リサイクル等、製品のライフサイクル全域のなかで収益源を見直し、利益の確保を図る事業体制へ転換する、ビジネスモデルの変革にも取り組んでいる。

また、事業の選択と集中にも着実に取り組み、今後の成長が期待される航空宇宙事業、汎用機事業、車両事業、ガスタービン・機械事業の中核・育成事業に対して経営資源を重点投入し、収益の柱として育成・強化を図ってゆく。

この一環として、航空宇宙事業では、防衛庁向け次期固定翼哨戒機・輸送機開発の主担当企業として、開発体制の強化を図るとともに、中長期的観点からの生産体制の整備を進めているが、さらに、航空宇宙事業の経営基盤を一層強固にするため、株式交換により日本飛行機（株）を完全子会社とすることとした。

汎用機事業では、商品競争力を高めるため、開発体制を強化し、積極的に新機種を投入するとともに、スズキ（株）との二輪車の相互ＯＥＭ供給の拡大、部品の共通化や共同購入など二輪車事業での提携を深化させ、収益力の一層の向上を図ってゆく。

環境負荷が少ないことなどから需要の拡大が期待されている車両事業では、米国に鉄道車両の一貫製造工場を建設し、ニューヨーク地下鉄を大量に受注するなど海外展開を強化している。国内では、部品・メンテナンス等の周辺分野を強化し、収益力の向上を図ってゆく。

また、ガスタービン・機械事業では、昨年度に中小型ガスタービン市場向けに２万ＫＷクラスまでの自社開発ガスタービンのラインアップを完成し、電力の自由化等に伴う分散型発電の需要拡大を背景に、自社開発の強みを活かし積極的に事業を展開している。

一方、船舶事業およびガスタービン・機械事業の精機部門については、事業運営のフレキシビリティーを一層高め、効率的な経営を行なうために、社内カンパニー制からさらに踏み込んで本年10月をもって（株）川崎造船、（株）カワサキプレシジョンマシナリとして独立した。これにより、確固たる自立体制の下で、競争力の向上を図ってゆく。

財政構造改革による公共投資の抑制、民間設備投資の低迷等により一段と厳しい事業環境に直面しているプラント・環境・鉄構事業については、損益分岐点の一層の引き下げに取り組んでいる。この一環として、鉄構部門においては、野田工場を閉鎖し播磨工場に集約することにより、需要減少に適応した生産体制に再編するとともに、固定費の削減と生産性の向上により損益分岐点を大幅に引き下げ、採算性の回復を図ってゆく。

当グループは、このように事業環境の変化に適応させるべく、中期経営計画に沿った諸施策を着実に実行することにより各事業の競争力を強化し、企業価値の増大に努めてゆく。

4 【経営上の重要な契約等】

当社は、平成14年８月27日付で日本飛行機（株）と商法第358条の規定に基づく株式交換により当社が同社を完全子会社化する契約を締結した。なお、株式交換の実施は平成15年４月１日（予定）である。

5 【研究開発活動】

当中間連結会計期間は、今後の成長が期待される、①航空宇宙事業、②汎用機事業、③車両事業、④ガスタービン・機械事業を中核・育成事業と位置づけ、それら製品のシステム化・高度化のための研究開発、製品価格競争力強化のための技術開発、および当グループ製品の差別化や付加価値向上に必要な基盤的技術の研究等を積極的に推進した。これらのための当中間連結会計期間における研究開発費は64億円である。

当中間連結会計期間における各事業セグメントの主な研究開発内容は以下の通りである。

船舶事業は、船舶分野における生産の自動化の推進、ＬＮＧ船・ＬＰＧ船に関する改良・合理化研究をはじめ、新船型開発、自律無人潜水機システムや高度最適化位置制御システム、洋上観測プラットフォームなどの新製品・新事業分野に、２億円の研究開発投資を実施した。

車両事業は、車両分野では次期新幹線用車体の開発をはじめ、生産合理化システムの開発、リモートメンテナンスなど車両周辺技術の開発、低床式路面電車（ＬＲＴ）の開発を実施した。建設機械分野では、騒音規制・排ガス規制に対応した中大型ホイールローダ関連の開発を実施した。破砕機分野では、可燃ごみ（ＲＰＦ）再資源燃料化システムの開発や海外鉱山向け鉱石品位向上システムの開発を実施し、事業全体では４億円の研究開発投資を実施した。

航空宇宙事業では、次期大型機に続く将来プロジェクト及び新分野進出のキーとなる新構造材料、空力、飛行制御などの要素研究、機体・飛翔体を中心とした防衛関連の研究開発をはじめ、民間機、ＢＫ１１７ヘリコプタなどの民需製品開発、さらには成層圏プラットフォームや衛星フェアリングなどの宇宙分野を中心に７億円の研究開発投資を実施した。

ガスタービン・機械事業は、産業用ガスタービン分野では、２０MW級ガスタービン（Ｌ２０Ａ）をはじめとするコージェネ用高効率・低公害ガスタービン新機種の開発・改良やそのシステム化を実施した。ジェットエンジン分野では次期大型機のエンジンなどの防衛関連の研究開発や将来ヘリコプタ用エンジンの研究を実施した。機械分野では、防衛関連の研究開発をはじめＣＣＰＰ用蒸気タービンや船舶電動機駆動推進装置の開発、新型ブロワ、三音速風洞関連の研究開発を実施した。油圧分野ではアジアへの拡販を目指したポンプ・バルブの開発や新分野開発を中心に実施し、事業全体では、15億円の研究開発投資を実施した。

プラント・環境・鉄構事業は、プラント分野では、ＩＴ産業向銅箔表面処理設備の開発、脱硫装置の改良・合理化研究、環境対応新型事業用ボイラや石炭灰利用技術の開発、木質系バイオマスによるガス化発電システムの開発を実施した。環境装置分野では、厳しい環境基準に将来的にも対応可能な次世代型環境装置（新型ストーカ炉やガス化溶融炉）、ダイオキシン対策やＰＣＢ処理関連の技術開発や廃棄物のリサイクル技術の開発を主体とし、風力発電システムやバイオガス・メタン発酵などの研究開発を実施した。鉄構分野では、合成床版の実用化研究や電子線照射利用技術の開発のような新分野など、８億円の研究開発投資を実施した。

汎用機事業では、二輪車用エンジンの開発を中心に、車体搬送向けや新機種ロボットおよびそのコントローラの開発を含め、２億円の研究開発投資を実施した。

上記の他、本社研究開発部門では、各事業部門の価格競争力強化とＣＦＤ（計算流体力学）など各種シミュレーション技術・解析技術による製品の性能・品質向上、システム化・高度化、差別化のための基盤技術の研究開発を推進している。また、将来を見据えた新型電池（粒子電池）、ＦＥＬ（自由電子レーザ）等の光・レーザ関連技術、バイオマス利用等の次世代分散型エネルギーシステム、メンテナンスや生産システム等のＩＴ利用・メカトロ技術、新接合加工技術および構造物や機械の寿命評価センシング等の独自新技術を研究開発している。さらには、太陽光発電システム開発、光触媒技術の開発や病院向け機器開発、情報システム関連の開発等に、26億円を投資した。

これらの研究開発の実施にあたっては、各カンパニー・関係会社と本社の研究開発部門が相互に連携・協力して推進し、先進分野での国内の産・官・学とのコラボレーションを一層強化するとともに、海外大学や研究機関とのネットワーク化の推進により、研究開発の効率化を図っている。

第３　【設備の状況】

１　【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はない。

２　【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却について、重要な変更はない。

第４　【提出会社の状況】

１　【株式等の状況】

(1)　【株式の総数等】

①　【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	3,360,000,000
計	3,360,000,000

②　【発行済株式】

種類	中間会計期間末現在発行数(株)(平成14年９月30日)	提出日現在発行数(株)(平成14年12月18日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	1,390,597,636	同左	東京、大阪、名古屋、福岡、札幌、各証券取引所	権利内容に何ら限定のない当社における標準となる株式
計	1,390,597,636	同左	―	―

(注)　1　提出日現在の発行数には、平成14年12月１日から当該有価証券報告書提出日までの新株予約権の行使(旧商法に基づき発行された転換社債の転換を含む。)により発行された株式数は含まれていない。

2　東京、大阪、名古屋は市場第一部である。

(2)　【新株予約権等の状況】

当社は、旧商法第341条ノ2の規定に基づき転換社債を発行している。当該転換社債の残高、転換価格及び資本組入額は、次のとおりである。

第４回無担保転換社債(平成６年８月10日発行)

	中間会計期間末現在(平成14年９月30日)	提出日の前月末現在(平成14年11月30日)
転換社債の残高(千円)	9,105,000	9,105,000
転換価格(円)	459	459
資本組入額(円)	※	※

第５回無担保転換社債(平成６年８月10日発行)

	中間会計期間末現在(平成14年９月30日)	提出日の前月末現在(平成14年11月30日)
転換社債の残高(千円)	17,118,000	17,118,000
転換価格(円)	459	459
資本組入額(円)	※	※

第６回無担保転換社債(平成８年７月25日発行)

	中間会計期間末現在 (平成14年９月30日)	提出日の前月末現在 (平成14年11月30日)
転換社債の残高(千円)	9,974,000	9,974,000
転換価格(円)	598	598
資本組入額(円)	※	※

第７回無担保転換社債(平成８年７月25日発行)

	中間会計期間末現在 (平成14年９月30日)	提出日の前月末現在 (平成14年11月30日)
転換社債の残高(千円)	9,609,000	9,609,000
転換価格(円)	598	598
資本組入額(円)	※	※

第８回無担保転換社債(平成８年７月25日発行)

	中間会計期間末現在 (平成14年９月30日)	提出日の前月末現在 (平成14年11月30日)
転換社債の残高(千円)	7,520,000	7,520,000
転換価格(円)	598	598
資本組入額(円)	※	※

第９回無担保転換社債(平成８年７月25日発行)

	中間会計期間末現在 (平成14年９月30日)	提出日の前月末現在 (平成14年11月30日)
転換社債の残高(千円)	7,039,000	7,039,000
転換価格(円)	598	598
資本組入額(円)	※	※

※　資本組入額は、当該転換価額に0.5を乗じた額とし、計算の結果１円未満の端数を生じるときは、その端数を切り上げた額とする。

(3)　【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(千株)	発行済株式総数残高(千株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成14年４月１日～ 平成14年９月30日	1	1,390,597	499	81,427,090	499	24,682,591

(注) 1 上記の増加は、転換社債の株式転換によるものである。
2 平成14年10月１日から平成14年11月30日までの間に発行済株式総数、資本金、資本準備金の増減はない。

(4) 【大株主の状況】

平成14年９月30日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合(%)
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海１丁目８番11号	61,470	4.42
みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託	東京都中央区晴海１丁目８番12号	57,443	4.13
日本生命保険相互会社	東京都千代田区有楽町１丁目２番２号	55,010	3.95
ＵＦＪ信託銀行株式会社(信託勘定Ａ口)	東京都千代田区丸の内１丁目４番３号	52,707	3.79
川崎重工業従業員持株会	兵庫県神戸市中央区東川崎町１丁目１番３号	49,803	3.58
東京海上火災保険株式会社	東京都千代田区丸の内１丁目２番１号	48,941	3.51
日本興亜損害保険株式会社	東京都千代田区霞ヶ関３丁目７番３号	28,274	2.03
川崎製鉄株式会社	兵庫県神戸市中央区北本町通１丁目１番28号	27,290	1.96
株式会社三井住友銀行	東京都千代田区有楽町１丁目１番２号	26,828	1.92
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２丁目11番３号	25,157	1.80
計	―	432,925	31.13

(5) 【議決権の状況】

① 【発行済株式】

平成14年９月30日現在

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	―	―	
議決権制限株式(自己株式等)	―	―	
議決権制限株式(その他)	―	―	
完全議決権株式(自己株式等)	(自己保有株式) 普通株式 78,000	―	権利内容に何ら限定のない当社における標準となる株式
	(相互保有株式) 普通株式 420,000	―	同上
完全議決権株式(その他)	普通株式 1,382,934,000	1,382,934	同上 (注) 1
単元未満株式	普通株式 7,165,636	―	同上 (注) 2
発行済株式総数	1,390,597,636	―	
総株主の議決権	―	1,382,934	

(注) 1 証券保管振替機構名義の株式が、809,000株(議決権809個)含まれている。
(注) 2 当社所有の自己株式 244株が含まれている。

② 【自己株式等】

平成14年９月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
(自己保有株式)					
川崎重工業㈱	神戸市中央区東川崎町３丁目１番１号	78,000	―	78,000	0.00
(相互保有株式)					
川崎設備工業㈱	名古屋市中区大須１丁目21番８号	280,000	―	280,000	0.02
日本飛行機㈱	横浜市金沢区昭和町3175	100,000	―	100,000	0.00
上村航機㈱	兵庫県明石市貴崎５丁目10番37号	40,000	―	40,000	0.00
計	―	498,000	―	498,000	0.03

(注) このほか、株主名簿上は当社名義となっているが実質的に所有していない株式が7,000株(議決権7個)ある。なお、当該株式数は①「発行済株式」の「完全議決権株式（その他）」の中に含めている。

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成14年４月	５月	６月	７月	８月	９月
最高(円)	152	188	189	167	139	135
最低(円)	124	135	145	129	123	113

(注) 最高・最低株価は、東京証券取引所市場第一部における株価である。

3 【役員の状況】

前事業年度の有価証券報告書の提出日後、当半期報告書提出日までの役員の異動は、次の通りである。

（1）役職の異動

新役名及び職名	旧役名及び職名	氏　名	異動年月日
常務取締役 経営企画部長 兼新事業推進部長	常務取締役 経営企画部長	寺　崎　正　俊	平成14年10月1日
取　締　役	常務取締役 代表取締役 船舶カンパニー プレジデント	田　所　修　一	平成14年10月1日

（注）　当社では、コーポレートの全体最適を追求する戦略的意思決定機能と、それぞれの事業の業務執行機能を分離・強化して経営の効率性を高めるため、執行役員制度を導入している。前事業年度の有価証券報告書提出日後、当半期報告書提出日までの執行役員の異動は、次の通りである。

（1）執行役員の担当業務の異動

	地　位	役員の氏名	新担当業務	旧担当業務	異動年月日
○	執行役員常務	寺　崎　正　俊	経営企画部長 兼新事業推進部長	経営企画部長	平成14年10月1日

○印は取締役である。

（2）執行役員の退任

	地　位	氏　名	担　当　業　務	退任年月日
○	執行役員常務	田　所　修　一	船舶カンパニープレジデント	平成14年10月1日
	執行役員	香　西　延　一	船舶カンパニー坂出工場長	平成14年10月1日
	執行役員	谷　口　友　一	船舶カンパニー企画本部長	平成14年10月1日

○印は取締役である。

第５　【経理の状況】

１　中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成している。

なお、前中間連結会計期間（平成13年４月１日から平成13年９月30日まで）は、改正前の中間連結財務諸表規則に基づき、当中間連結会計期間（平成14年４月１日から平成14年９月30日まで）は、改正後の中間連結財務諸表規則に基づいて作成している。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成している。

なお、前中間会計期間（平成13年４月１日から平成13年９月30日まで）は、改正前の中間財務諸表等規則に基づき、当中間会計期間（平成14年４月１日から平成14年９月30日まで）は、改正後の中間財務諸表等規則に基づいて作成している。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間（平成13年４月１日から平成13年９月30日まで）及び当中間連結会計期間（平成14年４月１日から平成14年９月30日まで）の中間連結財務諸表並びに前中間会計期間（平成13年４月１日から平成13年９月30日まで）及び当中間会計期間（平成14年４月１日から平成14年９月30日まで）の中間財務諸表について、朝日監査法人により中間監査を受けている。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

区分	注記番号	前中間連結会計期間末 (平成13年9月30日現在) 金額(百万円)		構成比 (%)	当中間連結会計期間末 (平成14年9月30日現在) 金額(百万円)		構成比 (%)	前連結会計年度の要約連結貸借対照表 (平成14年3月31日現在) 金額(百万円)		構成比 (%)
(資産の部)										
I 流動資産										
1 現金及び預金			79,576			55,463			91,344	
2 受取手形及び売掛金	注7,8		351,347			310,112			389,986	
3 たな卸資産	注7		409,698			415,451			372,268	
4 繰延税金資産			15,950			22,131			16,993	
5 その他	注6		40,041			43,773			37,970	
貸倒引当金			△ 5,494			△ 4,294			△ 5,892	
流動資産合計			891,119	71.4		842,638	71.8		902,670	71.9
II 固定資産										
1 有形固定資産	注3									
(1) 建物及び構築物	注7	92,854			93,522			91,216		
(2) 機械装置及び運搬具	注7	65,558			64,065			65,201		
(3) その他	注7	83,642	242,054		82,964	240,551		85,097	241,516	
2 無形固定資産	注9		10,414			9,565			10,076	
3 投資その他の資産										
(1) 投資有価証券	注4	78,445			54,384			76,368		
(2) 繰延税金資産		4,826			5,422			4,916		
(3) その他	注4	24,876			25,344			24,676		
貸倒引当金		△ 4,644	103,503		△ 5,226	79,925		△ 5,150	100,810	
固定資産合計			355,972	28.5		330,043	28.1		352,403	28.0
資産合計			1,247,092	100.0		1,172,681	100.0		1,255,074	100.0

区分	注記番号	前中間連結会計期間末（平成13年９月30日現在）			当中間連結会計期間末（平成14年９月30日現在）			前連結会計年度の要約連結貸借対照表（平成14年３月31日現在）		
		金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（負債の部）										
Ⅰ　流動負債										
1　支払手形及び買掛金	注7,8		281,108			272,350			325,663	
2　短期借入金	注7		219,671			192,839			223,112	
3　繰延税金負債			246			234			320	
4　引当金										
(1) 賞与引当金		15,674			19,673			18,953		
(2) その他		2,562	18,237		2,359	22,033		2,558	21,512	
5　その他										
(1) 前受金		161,921			155,871			111,423		
(2) 一年以内に償還予定の社債		20,000			29,079			20,000		
(3) その他	注6,8	49,959	231,880		44,399	229,350		50,523	181,946	
流動負債合計			751,145	60.2		716,808	61.1		752,556	59.9
Ⅱ　固定負債										
1　社債			172,324			141,286			160,366	
2　長期借入金	注7		81,018			85,635			87,803	
3　繰延税金負債			3,049			3,554			4,337	
4　退職給付引当金			62,378			51,233			66,770	
5　役員退職慰労引当金			642			851			1,042	
6　その他			9,539			8,538			9,284	
固定負債合計			328,952	26.3		291,099	24.8		329,604	26.2
負債合計			1,080,097	86.6		1,007,907	85.9		1,082,161	86.2
（少数株主持分）										
少数株主持分			4,784	0.3		5,323	0.4		5,183	0.4
（資本の部）										
Ⅰ　資本金			81,426	6.5		—	—		81,426	6.4
Ⅱ　資本準備金			24,682	1.9		—	—		24,682	1.9
Ⅲ　連結剰余金			55,502	4.4		—	—		64,109	5.1
Ⅳ　その他有価証券評価差額金			10,946	0.8		—	—		5,925	0.4
Ⅴ　為替換算調整勘定			△10,348	△0.8		—	—		△ 8,406	△0.6
Ⅵ　自己株式			△ 0	△0.0		—	—		△ 6	△0.0
資本合計			162,210	13.0		—	—		167,730	13.3
負債、少数株主持分及び資本合計			1,247,092	100.0		—	—		1,255,074	100.0
Ⅰ　資本金			—	—		81,427	6.9		—	—
Ⅱ　資本剰余金			—	—		24,682	2.1		—	—
Ⅲ　利益剰余金			—	—		60,559	5.1		—	—
Ⅳ　その他有価証券評価差額金			—	—		4,835	0.4		—	—
Ⅴ　為替換算調整勘定			—	—		△12,028	△1.0		—	—
Ⅵ　自己株式			—	—		△ 25	△0.0		—	—
資本合計			—	—		159,450	13.5		—	—
負債、少数株主持分及び資本合計			—	—		1,172,681	100.0		—	—

② 【中間連結損益計算書】

区分	注記番号	前中間連結会計期間 (平成13年4月1日から 平成13年9月30日まで) 金額(百万円)		百分比(%)	当中間連結会計期間 (平成14年4月1日から 平成14年9月30日まで) 金額(百万円)		百分比(%)	前連結会計年度の 要約連結損益計算書 (平成13年4月1日から 平成14年3月31日まで) 金額(百万円)		百分比(%)
Ⅰ 売上高	注1		492,140	100.0		539,691	100.0		1,144,534	100.0
Ⅱ 売上原価			422,407	85.8		474,106	87.8		977,875	85.4
売上総利益			69,732	14.1		65,585	12.1		166,658	14.5
Ⅲ 販売費及び一般管理費										
1 給料手当		18,459			19,965			37,334		
2 広告宣伝費		6,680			7,235			12,433		
3 貸倒引当金繰入額		772			375			1,705		
4 研究開発費	注2	6,996			—			16,549		
5 その他		31,907	64,816	13.1	40,242	67,819	12.5	67,325	135,348	11.8
営業利益又は営業損失(△)			4,916	0.9		△ 2,233	△0.4		31,310	2.7
Ⅳ 営業外収益										
1 受取利息		1,923			1,643			3,996		
2 受取配当金		622			576			801		
3 持分法による投資利益		—			61			378		
4 有価証券売却益		—			—			109		
5 その他		851	3,397	0.6	1,847	4,129	0.7	1,958	7,244	0.6
Ⅴ 営業外費用										
1 支払利息		6,597			5,157			12,146		
2 有価証券売却損		—			38			—		
3 為替差損		2,317			1,640			4,371		
4 持分法による投資損失		10			—			—		
5 その他		1,814	10,738	2.1	3,854	10,690	1.9	7,828	24,346	2.1
経常利益又は経常損失(△)			△ 2,425	△0.4		△ 8,795	△1.6		14,208	1.2
Ⅵ 特別利益										
1 退職給付信託設定益	注3	—			1,311			—		
2 固定資産売却益	注4	5,840	5,840	1.1	—	1,311	0.2	6,542	6,542	0.5
Ⅶ 特別損失										
1 不動産開発事業関連損失		—			923			—		
2 退職給付会計基準変更時差異償却額	注5	102			102			205		
3 投資有価証券等評価損失	注6	4,180			—			—		
4 投資有価証券評価損失	注7	—			—			3,903		
5 関係会社投融資等評価損失	注8	—	4,283	0.8	—	1,025	0.1	648	4,757	0.4
税金等調整前中間純損失(△)又は当期純利益			△ 867	△0.1		△ 8,509	△1.5		15,993	1.3
法人税、住民税及び事業税	注9	1,361			△ 5,109			6,113		
法人税等調整額		—	1,361	0.2	—	△ 5,109	△0.9	3,130	9,244	0.8
少数株主利益			102	0.0		87	0.0		467	0.0
中間純損失(△)又は当期純利益			△ 2,331	△0.4		△ 3,487	△0.6		6,281	0.5

③ 【中間連結剰余金計算書】

区分	注記番号	前中間連結会計期間（平成13年４月１日から平成13年９月30日まで）金額（百万円）		当中間連結会計期間（平成14年４月１日から平成14年９月30日まで）金額（百万円）		前連結会計年度（平成13年４月１日から平成14年３月31日まで）金額（百万円）	
Ⅰ 連結剰余金期首残高			58,452		―		58,452
Ⅱ 連結剰余金減少高							
1 役員賞与 （うち監査役賞与）	注	49 (2)		― (―)		49 (2)	
2 持分比率変動等に伴う減少高		568	617	―	―	575	624
Ⅲ 当期純利益又は中間純損失（△）			△ 2,331		―		6,281
Ⅳ 連結剰余金中間期末（期末）残高			55,502		―		64,109
（資本剰余金の部）							
Ⅰ 資本剰余金期首残高							
資本準備金期首残高		―	―	24,682	24,682	―	―
Ⅱ 資本剰余金増加高							
1 転換社債転換による増加高		―	―	0	0	―	―
Ⅲ 資本剰余金中間期末残高			―		24,682		―
（利益剰余金の部）							
Ⅰ 利益剰余金期首残高							
連結剰余金期首残高		―	―	64,109	64,109	―	―
Ⅱ 利益剰余金減少高							
1 役員賞与	注	―		62		―	
2 中間純損失		―	―	3,487	3,550	―	―
Ⅳ 利益剰余金中間期末残高			―		60,559		―

（注）役員賞与は、連結子会社の役員に係るものである。

④ 【中間連結キャッシュ・フロー計算書】

区分	注記番号	前中間連結会計期間 (平成13年4月1日から 平成13年9月30日まで) 金額(百万円)	当中間連結会計期間 (平成14年4月1日から 平成14年9月30日まで) 金額(百万円)	前連結会計年度 (平成13年4月1日から 平成14年3月31日まで) 金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー				
1 税金等調整前中間純損失(△)又は当期純利益		△ 867	△ 8,509	15,993
2 減価償却費		15,537	15,347	31,997
3 退職給付引当金の増加額		6,078	4,484	10,182
4 賞与引当金の増加額		92	708	3,478
5 貸倒引当金の増加額又は減少額(△)		889	△ 1,402	1,793
6 受注工事損失引当金の減少額(△)		△ 5,965	―	△ 6,516
7 投資有価証券等評価損失		4,180	―	3,903
8 関係会社投融資等評価損失		―	―	648
9 株式売却損益		△ 80	38	△ 109
10 固定資産売却損益		△ 5,761	648	△ 5,047
11 退職給付信託設定益		―	△ 1,311	―
12 受取利息及び受取配当金		△ 2,546	△ 2,220	△ 4,797
13 支払利息		6,597	5,157	12,146
14 売上債権の減少額		72,421	74,403	38,986
15 たな卸資産の増加額		△ 60,117	△ 49,120	△ 18,809
16 その他流動資産の増加額		△ 5,738	△ 5,660	△ 3,972
17 仕入債務の減少額		△ 49,148	△ 48,634	△ 9,971
18 前受金の増加額		57,312	44,454	6,969
19 その他流動負債の減少額		△ 3,953	△ 3,288	△ 3,582
20 その他		129	1,070	△ 110
小計		29,059	26,163	73,183
21 利息及び配当金の受取額		2,022	2,265	4,730
22 利息の支払額		△ 5,811	△ 4,761	△ 11,400
23 法人税等の支払額		△ 2,438	△ 2,600	△ 5,720
営業活動によるキャッシュ・フロー		22,832	21,067	60,793

区分	注記番号	前中間連結会計期間 (平成13年4月1日から 平成13年9月30日まで) 金額(百万円)	当中間連結会計期間 (平成14年4月1日から 平成14年9月30日まで) 金額(百万円)	前連結会計年度 (平成13年4月1日から 平成14年3月31日まで) 金額(百万円)
Ⅱ 投資活動による キャッシュ・フロー				
1 定期預金(預入期間3ヶ月超)の純増加額(△)又は純減少額		122	△ 173	268
2 有形固定資産取得による支出		△ 15,834	△ 17,276	△ 31,405
3 有形固定資産売却による収入		8,106	489	10,676
4 無形固定資産取得による支出		△ 2,315	△ 741	△ 2,904
5 無形固定資産売却による収入		94	21	133
6 投資有価証券取得による支出		△ 709	△ 876	△ 6,594
7 投資有価証券売却による収入		321	138	204
8 短期貸付金の純増加額(△)又は純減少額		△ 1,309	△ 870	368
9 長期貸付けによる支出		△ 1,307	△ 458	△ 2,086
10 長期貸付金の回収による収入		2,259	408	3,156
11 新規連結子会社の株式の取得による収入		—	162	—
12 その他		186	246	93
投資活動による キャッシュ・フロー		△ 10,387	△ 18,931	△ 28,089
Ⅲ 財務活動による キャッシュ・フロー				
1 短期借入金の純増加額又は純減少額(△)		5,142	△ 27,536	837
2 長期借入れによる収入		3,667	14,433	12,938
3 長期借入金の返済による支出		△ 10,392	△ 15,104	△ 11,771
4 社債の償還による支出		△ 8,573	△ 10,000	△ 20,531
5 自己株式取得による支出		—	△ 14	—
6 配当金の支払額		△ 2	△ 1	△ 5
7 少数株主への配当金の支払額		△ 43	△ 99	△ 56
財務活動による キャッシュ・フロー		△ 10,201	△ 38,324	△ 18,588
Ⅳ 現金及び現金同等物に係る換算差額		406	480	448
Ⅴ 現金及び現金同等物の増加額又は減少額(△)		2,650	△ 35,707	14,564
Ⅵ 現金及び現金同等物の期首残高		75,211	89,776	75,211
Ⅶ 現金及び現金同等物の中間期末(期末)残高	注	77,862	54,069	89,776

中間連結財務諸表作成のための基本となる重要な事項

前中間連結会計期間 (平成13年４月１日から 平成13年９月30日まで)	当中間連結会計期間 (平成14年４月１日から 平成14年９月30日まで)	前連結会計年度 (平成13年４月１日から 平成14年３月31日まで)
１　連結の範囲に関する事項 (1) 連結子会社の数　104社 主要な連結子会社名　川重商事㈱、㈱カワサキモータースジャパン、川重冷熱工業㈱、川重防災工業㈱、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Rail Car, Inc.、Kawasaki Motors (U.K.) Ltd.、Kawasaki Motoren G.m.b.H. (注)Kawasaki Motors N.V.は、当中間連結会計期間中にKawasaki Motors Europe N.V.に吸収合併され消滅したため、連結の範囲から除外した。	１　連結の範囲に関する事項 (1) 連結子会社の数　107社 主要な連結子会社名　川重商事㈱、㈱カワサキマシンシステムズ、㈱カワサキモータースジャパン、川重冷熱工業㈱、川重防災工業㈱、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Rail Car, Inc.、Kawasaki Motors Europe N.V. (注)当中間連結会計期間より、新規設立した２社ならびに株式取得により関連会社（持分法適用）から子会社となった１社を連結の範囲に含めた。 また、会社清算により１社を連結の範囲から除外した。	１　連結の範囲に関する事項 (1) 連結子会社の数は105社であり、その主要な会社名は「第１企業の概況」の４　関係会社の状況に記載している。 (注)当連結会計年度より、子会社２社を新たに連結の範囲に含めた。また、連結子会社の減少２社のうち、Kawasaki Motors N.V.は、当連結会計年度中にKawasaki Motors Europe N.V.に吸収合併され消滅したため、連結の範囲から除外した。
(2) 主要な非連結子会社名 コーベフーズ㈱、大動プラントサービス㈱(ともに休眠中) (3) 非連結子会社はその総資産、売上高、損益及び剰余金等の観点からみて、中間連結財務諸表に与える影響が重要でないため連結の範囲から除いている。	(2) 主要な非連結子会社名 大動プラントサービス㈱(休眠中) (3) 非連結子会社はその総資産、売上高、損益及び利益剰余金等の観点からみて、中間連結財務諸表に与える影響が重要でないため連結の範囲から除いている。	(2) 主要な非連結子会社名 大動プラントサービス㈱(休眠中) (3) 非連結子会社はその総資産、売上高、損益及び剰余金等の観点からみて、連結財務諸表に与える影響が重要でないため連結の範囲から除いている。
２　持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は18社であり、それぞれ次のとおりである。 非連結子会社…一社 関連会社………18社　日本飛行機㈱、川崎設備工業㈱ほか	２　持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は15社であり、それぞれ次のとおりである。 非連結子会社…１社 関連会社………14社　日本飛行機㈱、川崎設備工業㈱ほか (注)従来、持分法適用会社であった(株)明石船型研究所は、株式取得により子会社となったため、当中間連結会計期間より持分法の適用範囲から除外した。	２　持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は17社であり、それぞれ次のとおりである。 非連結子会社…一社 関連会社………17社　日本飛行機㈱、川崎設備工業㈱ほか (注)従来、持分法適用会社であった海南新大洲川崎発動機有限公司は、出資売却により関連会社に該当しなくなったため、当連結会計年度より持分法の適用範囲から除外した。
(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 非連結子会社 コーベフーズ㈱、大動プラントサービス㈱(ともに休眠中) 関連会社 民間航空機㈱、朝日アルミニウム㈱ これらの関係会社については、損益及び剰余金等の観点からみて中間連結財務諸表に与える影響が重要でないため持分法を適用していない。	(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 非連結子会社 大動プラントサービス㈱(休眠中) 関連会社 民間航空機㈱、朝日アルミニウム㈱ これらの関係会社については、損益及び利益剰余金等の観点からみて中間連結財務諸表に与える影響が重要でないため持分法を適用していない。	(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 非連結子会社 大動プラントサービス㈱(休眠中) 関連会社 民間航空機㈱、朝日アルミニウム㈱ これらの関係会社については、損益及び剰余金等の観点からみて連結財務諸表に与える影響が重要でないため持分法を適用していない。

前中間連結会計期間 (平成13年４月１日から 平成13年９月30日まで)	当中間連結会計期間 (平成14年４月１日から 平成14年９月30日まで)	前連結会計年度 (平成13年４月１日から 平成14年３月31日まで)
3　連結子会社の中間決算日等に関する事項 ㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors (U.K.) Ltd.、Kawasaki Motoren G.m.b.H.、Canadian Kawasaki Motors Inc.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Motors Pty. Ltd.、Kawasaki Motors Finance Corporation、KM Receivables Corporation、Kawasaki Motors (Phils.) Corporation、Kawasaki Motors Enterprise (Thailand) Co., Ltd.、Kawasaki Rail Car, Inc.、Kawasaki Motors Europe N.V.、Kawasaki Motors France S.A.、Kawasaki Motors Italy S.P.A.、Kawasaki Robotics (U.S.A.) Inc.、Green River Insurance Company、Kawasaki Construction Machinery Corp. of America、Kawasaki Precision Machinery (U.K.) Limited、P.T. Kawasaki Motor Indonesia、Kawasaki Gas Turbine Europe G.m.b.H.、Kawasaki Heavy Industries (U.K.) Ltd.、Kawasaki Heavy Industries G.m.b.H.、Kawasaki Heavy Industries (Singapore) Pte. Ltd.、Kawasaki Robotics (UK) Ltd.、Kawasaki Robotics G.m.b.H.、Kawasaki Machine Systems Korea, Ltd.、KHI Design & Technical Service Inc.、Kawasaki do Brasil Industria e Comercio Ltda.、	3　連結子会社の中間決算日等に関する事項 ㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors (U.K.) Ltd.、Kawasaki Motoren G.m.b.H.、Canadian Kawasaki Motors Inc.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Motors Pty. Ltd.、Kawasaki Motors Finance Corporation、KM Receivables Corporation、Kawasaki Motors (Phils.) Corporation、Kawasaki Motors Enterprise (Thailand) Co., Ltd.、Kawasaki Rail Car, Inc.、Kawasaki Motors Europe N.V.、Kawasaki Motors France S.A.、Kawasaki Motors Italy S.P.A.、Kawasaki Robotics (U.S.A.) Inc.、Green River Insurance Company、Kawasaki Construction Machinery Corp. of America、Kawasaki Precision Machinery(U.K.) Limited、P.T. Kawasaki Motor Indonesia、Kawasaki Gas Turbine Europe G.m.b.H.、Kawasaki Heavy Industries (U.K.) Ltd.、Kawasaki Heavy Industries G.m.b.H.、Kawasaki Heavy Industries (Singapore) Pte. Ltd.、Kawasaki Robotics (UK) Ltd.、Kawasaki Robotics G.m.b.H.、Kawasaki Machine Systems Korea, Ltd.、KHI Design & Technical Service Inc.、Kawasaki do Brasil Industria e Comercio Ltda.、	3　連結子会社の事業年度等に関する事項 ㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors (U.K.) Ltd.、Kawasaki Motoren G.m.b.H.、Canadian Kawasaki Motors Inc.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Motors Pty. Ltd.、Kawasaki Motors Finance Corporation、KM Receivables Corporation、Kawasaki Motors (Phils.) Corporation、Kawasaki Motors Enterprise (Thailand) Co., Ltd.、Kawasaki Rail Car, Inc.、Kawasaki Motors Europe N.V.、Kawasaki Motors France S.A.、Kawasaki Motors Italy S.P.A.、Kawasaki Robotics (U.S.A.) Inc.、Green River Insurance Company、Kawasaki Construction Machinery Corp. of America、Kawasaki Precision Machinery (U.K.) Limited、P.T. Kawasaki Motor Indonesia、Kawasaki Gas Turbine Europe G.m.b.H.、Kawasaki Heavy Industries (U.K.) Ltd.、Kawasaki Heavy Industries G.m.b.H.、Kawasaki Heavy Industries (Singapore) Pte. Ltd.、Kawasaki Robotics (UK) Ltd.、Kawasaki Robotics G.m.b.H.、Kawasaki Machine Systems Korea, Ltd.、KHI Design & Technical Service Inc.、Kawasaki do Brasil Industria e Comercio Ltda.、

前中間連結会計期間 (平成13年４月１日から 平成13年９月30日まで)	当中間連結会計期間 (平成14年４月１日から 平成14年９月30日まで)	前連結会計年度 (平成13年４月１日から 平成14年３月31日まで)
川崎重工大連科技開発有限公司、及び武漢川崎船用機械有限公司の中間決算日は毎年６月30日であり、また川重鉄構工事㈱の中間決算日は毎年８月31日であり、中間連結決算日(毎年９月30日)と異なっているが、その差異が３ヶ月を超えないため、中間連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。	川崎重工大連科技開発有限公司、及び武漢川崎船用機械有限公司の中間決算日は毎年６月30日であり、また川重鉄構工事㈱の中間決算日は毎年８月31日であり、中間連結決算日(毎年９月30日)と異なっているが、その差異が３ヶ月を超えないため、中間連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。	川崎重工大連科技開発有限公司、及び武漢川崎船用機械有限公司の決算日は毎年12月31日であり、また川重鉄構工事㈱の決算日は毎年２月末日であり、連結決算日(毎年３月31日)と異なっているが、その差異が３ヶ月を超えないため、連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。
４　会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 満期保有目的債券 主として償却原価法により評価している。 その他有価証券 ・時価のあるもの 中間決算期末日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定)により評価している。 ・時価のないもの 主として移動平均法による原価法により評価している。 なお、売買目的有価証券については保有していない。	４　会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 同左	４　会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 満期保有目的債券 主として償却原価法により評価している。 その他有価証券 ・時価のあるもの 決算期末日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定)により評価している。 ・時価のないもの 主として移動平均法による原価法により評価している。 なお、売買目的有価証券については保有していない。
②たな卸資産 主として個別法、移動平均法及び先入先出法による原価法により評価している。	②たな卸資産 同左	②たな卸資産 同左
③デリバティブ取引により生ずる正味の債権債務 時価法により評価している	③デリバティブ取引により生ずる正味の債権債務 同左	③デリバティブ取引により生ずる正味の債権債務 同左
(2) 減価償却資産の減価償却の方法 ①有形固定資産 主として定率法により償却している。ただし、平成10年４月１日以降取得した建物(建物附属設備を除く)については、定額法により償却している。	(2) 減価償却資産の減価償却の方法 ①有形固定資産 同左	(2) 減価償却資産の償却方法 ①有形固定資産 同左
②無形固定資産 定額法により償却している。	②無形固定資産 同左	②無形固定資産 同左
(3) 引当金の計上基準 ①貸倒引当金 債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。	(3) 引当金の計上基準 ①貸倒引当金 同左	(3) 引当金の計上基準 ①貸倒引当金 同左

前中間連結会計期間 (平成13年４月１日から 平成13年９月30日まで)	当中間連結会計期間 (平成14年４月１日から 平成14年９月30日まで)	前連結会計年度 (平成13年４月１日から 平成14年３月31日まで)
②賞与引当金 従業員の期末手当に充てるため、支給見込額に基づき計上している。	②賞与引当金 同左	②賞与引当金 同左
③保証工事引当金 船舶、汎用機製品等の保証工事費用の支出に備え、過去の実績を基礎にして将来の保証見込額に基づき計上している。	③保証工事引当金 同左	③保証工事引当金 同左
④受注工事損失引当金 中間連結会計期間末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、中間連結会計期間末時点で当該損失額を合理的に見積ることが可能な工事について、当下半期以降の損失見積額を計上している。 (追加情報) 当社において、前連結会計年度の下半期より、年度末の未引渡工事のうち、将来、大幅な損失が発生すると見込まれ、かつ、年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌年度以降の損失見積額を受注工事損失引当金として計上することに変更した。 なお、前中間連結会計期間は従来の方法によっているが、変更後の方法によった場合、税金等調整前中間純損失は4,182百万円増加している。	④受注工事損失引当金 中間連結会計期間末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、中間連結会計期間末時点で当該損失額を合理的に見積ることが可能な工事について、当下半期以降の損失見積額を計上している。	④受注工事損失引当金 年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌年度以降の損失見積額を計上している。
⑤退職給付引当金 従業員の退職給付に備え、当連結会計年度末の退職給付債務の見込額に基づき当中間連結会計期間末において発生していると認められる額を計上している。 なお、会計基準変更時差異(130,927百万円)については、一部子会社を除き10年による按分額の1/2を当中間連結会計期間に費用処理している。 また、数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数(10年～15年)による按分額をそれぞれ発生の翌連結会計年度より費用処理している。	⑤退職給付引当金 従業員の退職給付に備え、当連結会計年度末の退職給付債務の見込額に基づき当中間連結会計期間末において発生していると認められる額を計上している。 なお、会計基準変更時差異(130,927百万円)については、一部子会社を除き10年による按分額の1/2を当中間連結会計期間に費用処理している。 また、数理計算上の差異については、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。	⑤退職給付引当金 従業員の退職給付に備え、当連結会計年度末の退職給付債務の見込額に基づき当連結会計年度末において発生していると認められる額を計上している。 なお、会計基準変更時差異(130,927百万円)については、一部子会社を除き10年による按分額を費用処理している。 また、数理計算上の差異については、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。

前中間連結会計期間 (平成13年４月１日から 平成13年９月30日まで)	当中間連結会計期間 (平成14年４月１日から 平成14年９月30日まで)	前連結会計年度 (平成13年４月１日から 平成14年３月31日まで)
⑥役員退職慰労引当金 役員の退職慰労金支給に備え、主として社内規定に基づく50％相当額を計上している。	⑥役員退職慰労引当金 同左	⑥役員退職慰労引当金 同左
(4) 外貨建の資産又は負債の本邦通貨への換算の基準 改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会　平成11年10月22日))によっている。	(4) 外貨建の資産又は負債の本邦通貨への換算の基準 同左	(4) 外貨建の資産又は負債の本邦通貨への換算の基準 同左
(5) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	(5) 重要なリース取引の処理方法 同左	(5) 重要なリース取引の処理方法 同左
(6) ヘッジ会計の方法 ①ヘッジ会計の方法 繰延ヘッジ処理を採用している。	(6) ヘッジ会計の方法 ①ヘッジ会計の方法 同左	(6) ヘッジ会計の方法 ①ヘッジ会計の方法 同左
②ヘッジ手段とヘッジ対象 ［ヘッジ手段：ヘッジ対象］ 為替予約、通貨スワップ：外貨建金銭債権・債務等(予定取引を含む) 金利スワップ、金利オプション：借入金	②ヘッジ手段とヘッジ対象 同左	②ヘッジ手段とヘッジ対象 同左
③ヘッジ方針 各社社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。	③ヘッジ方針 同左	③ヘッジ方針 同左
④ヘッジ有効性評価の方法 金融商品会計に関する実務指針に基づき評価している。	④ヘッジ有効性評価の方法 同左	④ヘッジ有効性評価の方法 同左
(7) 消費税等の会計処理 消費税及び地方消費税の会計処理は、税抜方式によっている。	(7) 消費税等の会計処理 同左	(7) 消費税等の会計処理 同左
5　中間連結キャッシュ・フロー計算書における資金の範囲 中間連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヵ月以内に償還期限の到来する短期投資からなる。	5　中間連結キャッシュ・フロー計算書における資金の範囲 同左	5　連結キャッシュ・フロー計算書における資金の範囲 連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヵ月以内に償還期限の到来する短期投資からなる。

表示方法の変更

前中間連結会計期間 (平成13年4月1日から 平成13年9月30日まで)	当中間連結会計期間 (平成14年4月1日から 平成14年9月30日まで)
1　(中間連結貸借対照表関係) (1) 流動負債の「一年以内に償還予定の社債」は、明瞭性の観点から区分掲記した。 　なお、前中間連結会計期間末の「一年以内に償還予定の社債」は8,573百万円で、流動負債の「その他」に含めて表示している。 (2) 固定負債の「役員退職慰労引当金」は、明瞭性の観点から区分掲記した。 　なお、前中間連結会計期間末の「役員退職慰労引当金」の金額は1,060百万円で、固定負債の「退職給付引当金」に含めて表示している。	―――
2　(中間連結損益計算書関係) (1) 販売費及び一般管理費の「広告宣伝費」は、販売費及び一般管理費の総額の百分の十を超えたため、区分掲記した。 　なお、前中間連結会計期間の「広告宣伝費」は4,826百万円で、販売費及び一般管理費の「その他」に含めて表示している。 (2) 営業外費用の「為替差損」は、営業外費用の総額の百分の十を超えたため、区分掲記した。 　なお、前中間連結会計期間の「為替差損」は259百万円で、営業外費用の「その他」に含めて表示している。 (3) 前中間連結会計期間において区分掲記していた営業外収益の「有価証券売却益」は、営業外収益の百分の十以下となったため、営業外収益の「その他」に含めて表示している。 　なお、営業外収益の「その他」に含まれる「有価証券売却益」は80百万円である。	2　(中間連結損益計算書関係) (1) 販売費及び一般管理費の「研究開発費」は、販売費及び一般管理費の総額の百分の十以下となったため、販売費及び一般管理費の「その他」に含めて表示している。 　なお、販売費及び一般管理費の「その他」に含まれる「研究開発費」は、6,441百万円である。
3　(中間連結キャッシュ・フロー計算書関係) (1) 営業活動によるキャッシュ・フローの「固定資産売却損益」ならびに投資活動によるキャッシュ・フローの「定期預金(預入期間3ヶ月超)の純減少額」「有形固定資産売却による収入」「無形固定資産取得による支出」「無形固定資産売却による収入」「投資有価証券取得による支出」「長期貸付金の回収による収入」は、明瞭性の観点から区分掲記した。 　なお、前中間連結会計期間の「固定資産売却損益」は496百万円で、営業活動によるキャッシュ・フローの「その他」に、「定期預金(預入期間3ヶ月超)の純減少額」「有形固定資産売却による収入」「無形固定資産取得による支出」「無形固定資産売却による収入」「投資有価証券取得による支出」「長期貸付金の回収による収入」はそれぞれ1,193百万円、150百万円、△469百万円、17百万円、△203百万円、161百万円で、投資活動によるキャッシュ・フローの「その他」に含めて表示している。	―――

追加情報

前中間連結会計期間 (平成13年４月１日から 平成13年９月30日まで)	当中間連結会計期間 (平成14年４月１日から 平成14年９月30日まで)	前連結会計年度 (平成13年４月１日から 平成14年３月31日まで)
―――	(自己株式及び法定準備金取崩等会計) 当中間連結会計期間から「企業会計基準１号　自己株式及び法定準備金の取崩等に関する会計基準」(平成14年２月21日　企業会計基準委員会)を適用している。 この変更による当中間連結会計期間の損益への影響はない。 なお、中間連結財務諸表規則の改正により、当中間連結会計期間における中間連結貸借対照表の資本の部及び中間連結剰余金計算書については、改正後の中間連結財務諸表規則により作成している。	―――

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間 (平成13年９月30日現在)	当中間連結会計期間 (平成14年９月30日現在)	前連結会計年度 (平成14年３月31日現在)
1　受取手形割引高は、735百万円である。	1　受取手形割引高は、542百万円である。	1　受取手形割引高は、873百万円である。
2　受取手形裏書譲渡高は、10百万円である。	2　受取手形裏書譲渡高は、19百万円である。	2　受取手形裏書譲渡高は、30百万円である。
3　有形固定資産に対する減価償却累計額は、526,018百万円である。	3　有形固定資産に対する減価償却累計額は、534,913百万円である。	3　有形固定資産に対する減価償却累計額は、532,636百万円である。
―――	―――	4　非連結子会社及び関連会社に係る注記 株式　11,055百万円 出資金　4,853
5　保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司　17,641百万円 民間航空機㈱　3,658 ㈶日本航空機エンジン協会　3,047 上海中遠川崎重工鋼結構有限公司　1,717 P.T. Indocement Tunggal Prakarsa　1,599 その他　4,146 計　31,811 (2) 従業員住宅資金の銀行借入金　6,630百万円 (3) 合計　38,441百万円	5　保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司　15,472百万円 ㈶日本航空機エンジン協会　3,263 民間航空機　2,890 ㈱ギャラクシーエクスプレス　1,603 P.T. Indocement Tunggal Prakarsa　1,567 その他　2,664 計　27,462 (2) 従業員住宅資金の銀行借入金　5,517百万円 (3) 合計　32,980百万円	5　保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司　18,251百万円 ㈶日本航空機エンジン協会　3,478 民間航空機㈱　3,276 上海中遠川崎重工鋼結構有限公司　2,021 P.T. Indocement Tunggal Prakarsa　1,599 その他　4,100 計　32,727 (2) 従業員住宅資金の銀行借入金　6,077百万円 (3) 合計　38,805百万円
6　未収消費税等は流動資産の「その他」に、未払消費税等は流動負債の「その他」にそれぞれ含めて表示している。	6　未収消費税等は流動資産の「その他」に、未払消費税等は流動負債の「その他」にそれぞれ含めて表示している。	6　未収消費税等は流動資産の「その他」に、未払消費税等は流動負債の「その他」にそれぞれ含めて表示している。

前中間連結会計期間末 (平成13年９月30日現在)	当中間連結会計期間末 (平成14年９月30日現在)	前連結会計年度末 (平成14年３月31日現在)
7　担保資産及び担保付債務 (1) 担保資産 受取手形及び売掛金　490百万円 たな卸資産　12,397 建物及び構築物　6,779 機械装置及び運搬具　390 土地　5,844 その他　252 計　26,155 上記のうち、工場財団抵当に供している資産 建物及び構築物　208百万円 機械装置及び運搬具　390 土地　111 計　711 (2) 担保付債務 支払手形及び買掛金　96百万円 借入金　25,652 計　25,749 上記のうち、工場財団抵当に対応する債務 借入金　1,100百万円	7　担保資産及び担保付債務 (1) 担保資産 受取手形及び売掛金　―　百万円 たな卸資産　8,158 建物及び構築物　4,626 機械装置及び運搬具　335 土地　5,461 その他　294 計　18,876 上記のうち、工場財団抵当に供している資産 建物及び構築物　193百万円 機械装置及び運搬具　335 土地　111 計　641 (2) 担保付債務 支払手形及び買掛金　57百万円 借入金　24,061 その他　635 計　24,755 上記のうち、工場財団抵当に対応する債務 借入金　877百万円	7　担保資産及び担保付債務 (1) 担保資産 受取手形及び売掛金　481百万円 たな卸資産　11,651 建物及び構築物　6,484 機械装置及び運搬具　356 土地　5,830 その他　287 計　25,091 上記のうち、工場財団抵当に供している資産 建物及び構築物　199百万円 機械装置及び運搬具　356 土地　111 計　668 (2) 担保付債務 支払手形及び買掛金　98百万円 借入金　26,527 計　26,626 上記のうち、工場財団抵当に対応する債務 借入金　997百万円
8　中間連結会計期間末日満期手形の会計処理については、手形交換日をもって決済処理をしている。なお、当中間連結会計期間末日は金融機関の休日であったため、次の中間連結会計期間末日満期手形が当中間連結会計期間末残高に含まれている。 受取手形　4,664百万円 支払手形　8,000 その他(設備支払手形)　169	――――	8　期末日満期手形の会計処理については、手形交換日をもって決済処理をしている。なお、当連結会計年度末日は金融機関の休日であったため、次の期末日満期手形が期末残高に含まれている。 受取手形　2,897百万円 支払手形　8,116 その他(設備支払手形)　194
――――	――――	9　無形固定資産に含まれている連結調整勘定の残高は352百万円である。

（中間連結損益計算書関係）

前中間連結会計期間 (平成13年４月１日から 平成13年９月30日まで)	当中間連結会計期間 (平成14年４月１日から 平成14年９月30日まで)	前連結会計年度 (平成13年４月１日から 平成14年３月31日まで)
1　当グループ(連結会社)の売上高は、通常の営業の形態として、上半期に比べ下半期に完成する工事の割合が大きいため、連結会計年度の上半期と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。	1　　同左	―――
―――	―――	2　一般管理費及び当期製造費用に含まれる研究開発費は16,549百万円である。
―――	3　退職給付信託設定益は、退職給付信託に保有する投資有価証券を拠出したことによる利益である。	―――
4　固定資産売却益は、旧東京設計事務所の土地売却等によるものである。		4　固定資産売却益は、旧東京設計事務所の土地売却等によるものである。
5　退職給付会計基準変更時差異償却額は、子会社の一部において退職給付に係る積立不足である会計基準変更時差異を５年均等費用処理したものである。	5　退職給付会計基準変更時差異償却額は、子会社の一部において退職給付債務に係る会計基準変更時差異を５年均等費用処理したものである。	5　　同左
6　投資有価証券等評価損失は、上場有価証券の評価減等によるものである。	―――	―――
―――	―――	7　投資有価証券評価損失は、上場有価証券の評価減によるものである。
―――	―――	8　関係会社投融資等評価損失は、上海中遠川崎重工鋼結構有限公司に対する出資金の評価減等である。
9　当中間連結会計期間における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。	9　　同左	―――

(中間連結キャッシュ・フロー計算書関係)

前中間連結会計期間 (平成13年４月１日から 平成13年９月30日まで)	当中間連結会計期間 (平成14年４月１日から 平成14年９月30日まで)	前連結会計年度 (平成13年４月１日から 平成14年３月31日まで)
現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　79,576百万円 預入期間が３ヶ月を超える定期預金　△1,713 現金及び現金同等物　77,862	現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　55,463百万円 預入期間が３ヶ月を超える定期預金　△1,393 現金及び現金同等物　54,069	現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　91,344百万円 預入期間が３ヶ月を超える定期預金　△1,567 現金及び現金同等物　89,776

(リース取引関係)

前中間連結会計期間
(平成13年4月1日から 平成13年9月30日まで)

1　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	中間期末残高相当額(百万円)
有形固定資産			
機械装置及び運搬具	6,367	2,776	3,590
その他	10,721	5,795	4,925
無形固定資産	918	455	463
合計	18,007	9,027	8,979

② 未経過リース料中間期末残高相当額

1年内	3,223百万円
1年超	5,928
合計	9,151

③ 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	1,865百万円
減価償却費相当額	1,722
支払利息相当額	124

④ 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

⑤ 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。

(2) オペレーティングリース取引

未経過リース料

1年内	64百万円
1年超	118
合計	183

当中間連結会計期間
(平成14年4月1日から 平成14年9月30日まで)

1　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	中間期末残高相当額(百万円)
有形固定資産			
機械装置及び運搬具	8,431	3,520	4,910
その他	9,910	4,173	5,737
無形固定資産	1,095	386	708
合計	19,437	8,080	11,356

② 未経過リース料中間期末残高相当額

1年内	3,586百万円
1年超	7,973
合計	11,560

③ 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	2,074百万円
減価償却費相当額	1,932
支払利息相当額	144

④ 減価償却費相当額の算定方法

同左

⑤ 利息相当額の算定方法

同左

(2) オペレーティングリース取引

未経過リース料

1年内	81百万円
1年超	199
合計	281

前連結会計年度
(平成13年4月1日から 平成14年3月31日まで)

1　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	期末残高相当額(百万円)
有形固定資産			
機械装置及び運搬具	6,514	3,041	3,473
その他	8,717	4,584	4,132
無形固定資産	939	430	508
合計	16,170	8,056	8,114

② 未経過リース料期末残高相当額

1年内	2,911百万円
1年超	5,405
合計	8,316

③ 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	3,658百万円
減価償却費相当額	3,418
支払利息相当額	223

④ 減価償却費相当額の算定方法

同左

⑤ 利息相当額の算定方法

同左

(2) オペレーティングリース取引

未経過リース料

1年内	50百万円
1年超	142
合計	192

前中間連結会計期間 (平成13年４月１日から 平成13年９月30日まで)	当中間連結会計期間 (平成14年４月１日から 平成14年９月30日まで)	前連結会計年度 (平成13年４月１日から 平成14年３月31日まで)

前中間連結会計期間（平成13年４月１日から平成13年９月30日まで）

２　貸主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額、減価償却累計額及び中間期末残高

	取得価額(百万円)	減価償却累計額(百万円)	中間期末残高(百万円)
有形固定資産			
機械装置及び運搬具	1,026	559	467
その他	363	147	215
合計	1,390	707	682

② 未経過リース料中間期末残高相当額

１年内	207百万円
１年超	510
合計	717

③ 受取リース料、減価償却費及び受取利息相当額

受取リース料	126百万円
減価償却費	103
受取利息相当額	18

④ 利息相当額の算定方法

リース料総額と見積残存価額の合計額からリース物件の購入価額を控除した額を利息相当額とし、各期への配分方法については、利息法によっている。

(2) オペレーティングリース取引

該当取引なし

当中間連結会計期間（平成14年４月１日から平成14年９月30日まで）

２　貸主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額、減価償却累計額及び中間期末残高

	取得価額(百万円)	減価償却累計額(百万円)	中間期末残高(百万円)
有形固定資産			
機械装置及び運搬具	1,363	633	729
その他	313	134	179
無形固定資産	129	75	54
合計	1,806	842	963

② 未経過リース料中間期末残高相当額

１年内	237百万円
１年超	759
合計	996

③ 受取リース料、減価償却費及び受取利息相当額

受取リース料	141百万円
減価償却費	120
受取利息相当額	19

④ 利息相当額の算定方法

同左

(2) オペレーティングリース取引

同左

前連結会計年度（平成13年４月１日から平成14年３月31日まで）

２　貸主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額、減価償却累計額及び期末残高

	取得価額(百万円)	減価償却累計額(百万円)	期末残高(百万円)
有形固定資産			
機械装置及び運搬具	1,030	588	442
その他	403	186	217
合計	1,434	775	659

② 未経過リース料期末残高相当額

１年内	196百万円
１年超	496
合計	692

③ 受取リース料、減価償却費及び受取利息相当額

受取リース料	250百万円
減価償却費	207
受取利息相当額	35

④ 利息相当額の算定方法

同左

(2) オペレーティングリース取引

同左

（有価証券関係）

前中間連結会計期間（平成13年９月30日現在）

1　時価のある有価証券

区分	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
(1) その他有価証券			
①　株式	42,310	61,813	19,502
②　その他	94	78	△　16
合計	42,405	61,891	19,485

（注）　当中間連結会計期間において、その他有価証券で時価のある株式について、4,032百万円減損処理をおこなっている。

2　時価評価されていない主な有価証券

内容	中間連結貸借対照表計上額（百万円）
(1) 満期保有目的の債券	
非上場内国債券	25
(2) その他有価証券	
①　非上場株式（店頭売買株式を除く）	5,605
③　事業団等に対する出資証券	351
(3) 子会社関連会社株式	3,184
合計	9,166

当中間連結会計期間（平成14年９月30日現在）

1　時価のある有価証券

区分	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
(1) その他有価証券			
①　株式	23,925	32,770	8,844
②　その他	94	69	△　25
合計	24,020	32,839	8,819

2　時価評価されていない主な有価証券

内容	中間連結貸借対照表計上額（百万円）
(1) 満期保有目的の債券	
非上場内国債券	25
(2) その他有価証券	
①　非上場株式（店頭売買株式を除く）	5,994
②　優先出資証券	5,000
③　事業団等に対する出資証券	351
(3) 子会社関連会社株式	3,081
合計	14,451

前連結会計年度(平成14年３月31日現在)

1　時価のある有価証券

区分	取得原価(百万円)	連結貸借対照表計上額(百万円)	差額(百万円)
(1) その他有価証券			
① 株式	43,108	53,674	10,566
② その他	94	80	△　14
合計	43,203	53,755	10,551

2　時価評価されていない主な有価証券

内容	連結貸借対照表計上額(百万円)
(1) 満期保有目的の債券	
非上場内国債券	25
(2) その他有価証券	
① 非上場株式(店頭売買株式を除く)	6,181
② 優先出資証券	5,000
② 事業団等に対する出資証券	351
(3) 子会社関連会社株式	3,449
合計	15,007

(デリバティブ取引)

前中間連結会計期間(平成13年9月30日現在)

デリバティブ取引の契約額等、時価及び評価損益の状況

対象物の種類	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
通　　貨	為替予約			
	売建	59,772	59,387	384
	買建	516	520	3
	通貨オプション			
	売建			
	コール	72,576		
	(オプション料)	(532)	202	330
	買建			
	プット	68,180		
	(オプション料)	(847)	666	△　181
金　　利	金利オプション			
	カラー	10,000		
	(支払カラー料)	(1)	△　98	△　97
合計		—	—	438

(注) 1 時価の算定方法

為替予約取引………先物相場を使用している。

オプション取引……主たる金融機関から提示された価格によっている。

2 デリバティブ取引の評価については、期末日現在の時価により評価している。

なお、通貨デリバティブ取引については、ヘッジ対象となる外貨建金銭債権債務についても期末日現在の為替相場をもって期末換算を行っており、通貨デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。

3 ヘッジ会計を適用しているデリバティブ取引については開示の対象から除いている。

4 当グループでは、実需原則に基づき、為替ならびに金利の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

当中間連結会計期間(平成14年９月30日現在)

デリバティブ取引の契約額等、時価及び評価損益の状況

対象物の種類	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
通貨	為替予約			
	売建	32,091	31,464	626
	買建	755	780	25
	通貨オプション			
	売建			
	コール	22,493		
	(オプション料)	(227)	200	26
	買建			
	プット	22,680		
	(オプション料)	(260)	201	△ 59
金利	金利オプション			
	カラー	10,000		
	(支払カラー料)	(1)	△ 33	△ 33
合計		―	―	586

(注) 1 時価の算定方法

為替予約取引………先物相場を使用している。

オプション取引……主たる金融機関から提示された価格によっている。

2 デリバティブ取引の評価については、期末日現在の時価により評価している。

なお、通貨デリバティブ取引については、ヘッジ対象となる外貨建金銭債権債務についても期末日現在の為替相場をもって期末換算を行っており、通貨デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。

3 ヘッジ会計を適用しているデリバティブ取引については開示の対象から除いている。

4 当グループでは、実需原則に基づき、為替ならびに金利の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

前連結会計年度(平成14年3月31日現在)

デリバティブ取引の契約額等、時価及び評価損益

対象物の種類	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
通　　貨	為替予約			
	売建	65,290	69,022	△ 3,731
	買建	7,981	8,077	95
金　　利	金利オプション			
	カラー	10,000		
	(支払カラー料)	(1)	△ 65	△ 65
合計		―	―	△ 3,700

(注) 1 時価の算定方法

為替予約取引………先物相場を使用している。

オプション取引……主たる金融機関から提示された価格によっている。

2 デリバティブ取引の評価については、期末日現在の時価により評価している。

なお、通貨デリバティブ取引については、ヘッジ対象となる外貨建金銭債権債務についても期末日現在の為替相場をもって期末換算を行っており、通貨デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。

3 ヘッジ会計を適用しているデリバティブ取引については開示の対象から除いている。

4 当グループでは、実需原則に基づき、為替ならびに金利の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

(セグメント情報)

【事業の種類別セグメント情報】

前中間連結会計期間(平成13年４月１日から平成13年９月30日まで)

	船舶事業(百万円)	車両事業(百万円)	航空宇宙事業(百万円)	ガスタービン・機械事業(百万円)	プラント・環境・鉄構事業(百万円)	汎用機事業(百万円)	その他事業(百万円)	計(百万円)	消去(百万円)	連結(百万円)
売上高										
(1) 外部顧客に対する売上高	52,803	52,780	55,175	81,675	70,963	134,843	43,897	492,140	—	492,140
(2) セグメント間の内部売上高又は振替高	475	1,450	1,457	13,651	6,539	3,090	16,614	43,279	(43,279)	—
計	53,279	54,231	56,632	95,326	77,503	137,934	60,511	535,419	(43,279)	492,140
営業費用	50,327	53,431	50,700	91,787	81,548	141,833	60,490	530,119	(42,895)	487,223
営業利益又は営業損失(△)	2,951	799	5,931	3,539	△ 4,045	△ 3,898	21	5,299	(383)	4,916

(注) 1　事業区分は、当社が採用している管理上の区分をもとに分類した。

2　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機、油圧機器
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウオータークラフト、四輪バギー車(ATV)、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

当中間連結会計期間(平成14年4月1日から平成14年9月30日まで)

	船舶事業(百万円)	車両事業(百万円)	航空宇宙事業(百万円)	ガスタービン・機械事業(百万円)	プラント・環境・鉄構事業(百万円)	汎用機事業(百万円)	その他事業(百万円)	計(百万円)	消去(百万円)	連結(百万円)
売上高										
(1) 外部顧客に対する売上高	49,823	79,422	45,657	80,801	80,128	162,316	41,541	539,691	—	539,691
(2) セグメント間の内部売上高又は振替高	711	1,197	828	9,170	10,712	2,290	16,670	41,581	(41,581)	—
計	50,534	80,620	46,486	89,971	90,840	164,606	58,212	581,272	(41,581)	539,691
営業費用	52,066	79,633	45,145	88,013	95,439	164,767	58,560	583,626	(41,701)	541,925
営業利益又は営業損失(△)	△ 1,531	986	1,340	1,958	△ 4,598	△ 160	△ 348	△ 2,353	119	△ 2,233

(注) 1 事業区分は、当社が採用している管理上の区分をもとに分類した。

2 各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機、油圧機器
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウオータークラフト、四輪バギー車(ATV)、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

前連結会計年度(平成13年4月1日から平成14年3月31日まで)

	船舶事業(百万円)	車両事業(百万円)	航空宇宙事業(百万円)	ガスタービン・機械事業(百万円)	プラント・環境・鉄構事業(百万円)	汎用機事業(百万円)	その他事業(百万円)	計(百万円)	消去(百万円)	連結(百万円)
売上高										
(1) 外部顧客に対する売上高	92,478	121,780	161,072	171,585	220,604	281,207	95,805	1,144,534	—	1,144,534
(2) セグメント間の内部売上高又は振替高	1,289	3,755	2,020	28,072	14,768	3,589	39,962	93,459	(93,459)	—
計	93,767	125,536	163,092	199,658	235,372	284,796	135,768	1,237,993	(93,459)	1,144,534
営業費用	88,212	125,071	149,228	194,218	236,009	279,614	134,080	1,206,436	(93,212)	1,113,223
営業利益又は営業損失(△)	5,555	464	13,864	5,439	△ 636	5,182	1,687	31,556	(246)	31,310

(注) 1 事業区分は、当社が採用している管理上の区分をもとに分類した。

2 各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機、油圧機器
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウオータークラフト、四輪バギー車(ATV)、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

【所在地別セグメント情報】

前中間連結会計期間(平成13年4月1日から平成13年9月30日まで)

	日本 (百万円)	北米 (百万円)	欧州 (百万円)	アジア (百万円)	その他の地域 (百万円)	計 (百万円)	消去 (百万円)	連結 (百万円)
売上高								
(1) 外部顧客に対する売上高	359,520	91,410	29,747	9,664	1,796	492,140	—	492,140
(2) セグメント間の内部売上高又は振替高	81,053	7,415	2,084	3,689	62	94,305	(94,305)	—
計	440,574	98,826	31,832	13,353	1,859	586,445	(94,305)	492,140
営業費用	431,231	100,969	32,721	13,050	1,771	579,744	(92,520)	487,223
営業利益又は営業損失(△)	9,342	△ 2,143	△ 889	303	88	6,701	(1,785)	4,916

(注) 1 国又は地域の区分は、主として地理的近接度に基づいて設定している。

2 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、インドネシア、フィリピン、タイ
その他の地域	オーストラリア

当中間連結会計期間(平成14年4月1日から平成14年9月30日まで)

	日本 (百万円)	北米 (百万円)	欧州 (百万円)	アジア (百万円)	その他の地域 (百万円)	計 (百万円)	消去 (百万円)	連結 (百万円)
売上高								
(1) 外部顧客に対する売上高	363,783	126,182	37,360	10,183	2,181	539,691	—	539,691
(2) セグメント間の内部売上高又は振替高	78,792	7,984	1,890	3,539	62	92,269	(92,269)	—
計	442,576	134,166	39,250	13,723	2,243	631,961	(92,269)	539,691
営業費用	448,631	133,803	38,162	13,487	2,161	636,245	(94,320)	541,925
営業利益又は営業損失(△)	△ 6,055	363	1,088	236	82	△ 4,284	2,050	△ 2,233

(注) 1 国又は地域の区分は、主として地理的近接度に基づいて設定している。

2 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、インドネシア、フィリピン、タイ
その他の地域	オーストラリア

前連結会計年度(平成13年4月1日から平成14年3月31日まで)

	日本(百万円)	北米(百万円)	欧州(百万円)	アジア(百万円)	その他の地域(百万円)	計(百万円)	消去(百万円)	連結(百万円)
売上高								
(1) 外部顧客に対する売上高	868,758	204,509	47,101	20,495	3,669	1,144,534	—	1,144,534
(2) セグメント間の内部売上高又は振替高	186,659	12,933	3,848	10,105	133	213,679	(213,679)	—
計	1,055,418	217,442	50,949	30,601	3,802	1,358,213	(213,679)	1,144,534
営業費用	1,024,034	212,346	54,290	29,936	3,735	1,324,342	(211,119)	1,113,223
営業利益又は営業損失(△)	31,383	5,096	△ 3,340	664	67	33,870	(2,560)	31,310

(注) 1 国又は地域の区分は、主として地理的近接度に基づいて設定している。

2 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、インドネシア、フィリピン、タイ
その他の地域	オーストラリア

【海外売上高】

前中間連結会計期間(平成13年4月1日から平成13年9月30日まで)

	北米	欧州	アジア	その他の地域	計
Ⅰ 海外売上高(百万円)	126,790	37,935	49,886	24,315	238,928
Ⅱ 連結売上高(百万円)	—	—	—	—	492,140
Ⅲ 連結売上高に占める海外売上高の割合(%)	25.7	7.7	10.1	4.9	48.5

(注) 1 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2 国又は地域の区分は、主として地理的近接度に基づいて設定している。
3 各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	香港、マレーシア、タイ
その他の地域	バハマ、パナマ、オーストラリア

当中間連結会計期間(平成14年4月1日から平成14年9月30日まで)

	北米	欧州	アジア	その他の地域	計
Ⅰ 海外売上高(百万円)	152,803	51,750	40,563	36,310	281,427
Ⅱ 連結売上高(百万円)	—	—	—	—	539,691
Ⅲ 連結売上高に占める海外売上高の割合(%)	28.3	9.5	7.5	6.7	52.1

(注) 1 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2 国又は地域の区分は、主として地理的近接度に基づいて設定している。
3 各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、韓国、香港
その他の地域	パナマ、バハマ、オーストラリア

前連結会計年度(平成13年４月１日から平成14年３月31日まで)

	北米	欧州	アジア	その他の地域	計
Ⅰ　海外売上高(百万円)	272,066	62,138	95,832	65,988	496,025
Ⅱ　連結売上高(百万円)	―	―	―	―	1,144,534
Ⅲ　連結売上高に占める海外売上高の割合(%)	23.7	5.4	8.3	5.7	43.3

(注) 1　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

2　国又は地域の区分は、主として地理的近接度に基づいて設定している。

3　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	香港、マレーシア、タイ
その他の地域	パナマ、バハマ、オーストラリア、メキシコ

（1株当たり情報）

前中間連結会計期間 (平成13年4月1日から 平成13年9月30日まで)	当中間連結会計期間 (平成14年4月1日から 平成14年9月30日まで)	前連結会計年度 (平成13年4月1日から 平成14年3月31日まで)
1株当たり純資産額　116.64円 1株当たり中間純損失　1.67円 なお、潜在株式調整後1株当たり中間純利益金額については、1株当たり中間純損失が計上されているため記載していない。	1株当たり純資産額　114.68円 1株当たり中間純損失　2.50円 同左 (追加情報) 当中間連結会計期間から「一株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「一株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用している。なお、これによる一株当たり情報への影響はない。	1株当たり純資産額　120.61円 1株当たり当期純利益　4.51円 潜在株式調整後 1株当たり当期純利益　4.37円

(注)　1株当たり中間純損失及び当期純利益並びに潜在株式調整後1株当たり当期純利益の算定上の基礎は、以下の通りである。

	前中間連結会計期間 (平成13年4月1日から 平成13年9月30日まで)	当中間連結会計期間 (平成14年4月1日から 平成14年9月30日まで)	前連結会計年度 (平成13年4月1日から 平成14年3月31日まで)
中間純損失及び当期純利益(百万円)	―――	3,487	―――
普通株式に帰属しない金額(百万円)	―――	―――	―――
普通株式に係る中間純損失及び当期純利益(百万円)	―――	3,487	―――
期中平均株式数(千株)	―――	1,390,412	―――
希薄化効果を有しないため、潜在株式調整後1株当たり中間(当期)純利益の算定に含めなかった潜在株式の概要	―――	転換社債6銘柄(潜在株式数114,224千株)。これらの詳細は、「第4提出会社の状況、1株式等の状況、(2)新株予約権等の状況」に記載の通り。	―――

（重要な後発事象）

特に記載すべき事項はない。

(2)　【その他】

特に記載すべき事項はない。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

区分	注記番号	前中間会計期間（平成13年９月30日現在）金額（百万円）		構成比（%）	当中間会計期間（平成14年９月30日現在）金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成14年３月31日現在）金額（百万円）		構成比（%）
（資産の部）										
Ⅰ 流動資産										
1 現金預金			52,586			28,471			64,231	
2 受取手形	注6		9,614			5,510			5,568	
3 売掛金			262,765			265,709			330,683	
4 たな卸資産			309,137			317,461			273,562	
5 繰延税金資産			9,358			14,744			9,698	
6 その他	注5		39,624			39,410			41,517	
貸倒引当金			△ 2,419			△ 1,862			△ 2,466	
流動資産合計			680,666	69.3		669,445	70.7		722,796	71.0
Ⅱ 固定資産										
1 有形固定資産	注1,2,3		160,180			159,830			157,248	
2 無形固定資産			5,266			5,574			5,501	
3 投資その他の資産										
(1) 投資有価証券	注1	66,233			42,873			63,999		
(2) 関係会社株式		51,526			51,518			51,506		
(3) 繰延税金資産		72			—			—		
(4) その他		21,569			22,152			20,788		
貸倒引当金		△ 3,830	135,570		△ 4,547	111,997		△ 4,568	131,726	
固定資産合計			301,018	30.6		277,403	29.2		294,475	28.9
資産合計			981,684	100.0		946,848	100.0		1,017,272	100.0

区分	注記番号	前中間会計期間（平成13年９月30日現在） 金額（百万円）		構成比（%）	当中間会計期間（平成14年９月30日現在） 金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成14年３月31日現在） 金額（百万円）		構成比（%）
（負債の部）										
Ⅰ　流動負債										
1　支払手形	注6		75,612			45,882			68,527	
2　買掛金			158,616			189,426			220,350	
3　短期借入金	注1		126,784			114,108			133,899	
4　前受金			139,890			148,640			106,916	
5　賞与引当金			10,270			13,041			12,677	
6　保証工事引当金			320			526			514	
7　受注工事損失引当金			544			―			―	
8　その他										
(1) 一年内に償還予定の社債及び転換社債		20,000			29,079			20,000		
(2) その他	注5,6	30,342	50,342		27,273	56,352		31,622	51,622	
流動負債合計			562,382	57.2		567,978	59.9		594,508	58.4
Ⅱ　固定負債										
1　社債			110,000			100,000			100,000	
2　転換社債			62,324			41,286			60,366	
3　長期借入金	注1		52,345			62,285			62,571	
4　繰延税金負債			―			922			1,716	
5　退職給付引当金			49,157			36,570			52,976	
6　役員退職慰労引当金			68			250			306	
7　その他			3,212			2,307			2,618	
固定負債合計			277,107	28.2		243,622	25.7		280,554	27.5
負債合計			839,490	85.5		811,600	85.7		875,063	86.0

区分	注記番号	前中間会計期間 (平成13年９月30日現在) 金額(百万円)		構成比(%)	当中間会計期間 (平成14年９月30日現在) 金額(百万円)		構成比(%)	前事業年度の要約貸借対照表 (平成14年３月31日現在) 金額(百万円)		構成比(%)
(資本の部)										
Ⅰ 資本金			81,426	8.2		—	—		81,426	8.0
Ⅱ 資本準備金			24,682	2.5		—	—		24,682	2.4
Ⅲ 利益準備金			15,997	1.6		—	—		15,997	1.5
Ⅳ その他の剰余金										
1 任意積立金		3,115			—			3,115		
2 中間(当期)未処分利益		6,290			—			11,300		
その他の剰余金合計			9,406	0.9		—	—		14,415	1.4
Ⅴ その他有価証券評価差額金			10,681	1.0		—	—		5,689	0.5
Ⅵ 自己株式			—	—		—	—		△ 3	△0.0
資本合計			142,194	14.4		—	—		142,208	13.9
負債・資本合計			981,684	100.0		—	—		1,017,272	100.0
Ⅰ 資本金			—	—		81,427	8.5		—	—
Ⅱ 資本剰余金										
1 資本準備金		—			24,682			—		
資本剰余金合計			—	—		24,682	2.6		—	—
Ⅲ 利益剰余金										
1 利益準備金		—			15,997			—		
2 任意積立金		—			6,057			—		
3 中間未処分利益		—			2,504			—		
利益剰余金合計			—	—		24,560	2.5		—	—
Ⅳ その他有価証券評価差額金			—	—		4,588	0.4		—	—
Ⅴ 自己株式			—	—		△ 10	△0.0		—	—
資本合計			—	—		135,247	14.2		—	—
負債・資本合計			—	—		946,848	100.0		—	—

② 【中間損益計算書】

		前中間会計期間 (平成13年４月１日から 平成13年９月30日まで)			当中間会計期間 (平成14年４月１日から 平成14年９月30日まで)			前事業年度の 要約損益計算書 (平成13年４月１日から 平成14年３月31日まで)		
区分	注記番号	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
Ⅰ 売上高	注1		376,665	100.0		379,592	100.0		914,616	100.0
Ⅱ 売上原価			336,623	89.3		354,416	93.3		821,226	89.7
売上総利益			40,041	10.6		25,175	6.6		93,389	10.2
Ⅲ 販売費及び一般管理費			32,091	8.5		31,448	8.2		68,131	7.4
営業利益又は営業損失(△)			7,949	2.1		△ 6,273	△1.6		25,258	2.7
Ⅳ 営業外収益										
1 受取利息		588			287			1,115		
2 受取配当金		1,910			1,570			2,507		
3 その他		197	2,695	0.7	1,293	3,151	0.8	736	4,358	0.4
Ⅴ 営業外費用										
1 支払利息		1,438			1,222			2,718		
2 社債利息		1,571			1,359			2,994		
3 為替差損		2,265			1,851			4,946		
4 その他		1,748	7,025	1.8	3,156	7,590	1.9	6,936	17,595	1.9
経常利益または経常損失(△)			3,620	0.9		△10,711	△2.8		12,021	1.3
Ⅵ 特別利益										
退職給付信託設定益	注2	―			1,311			―		
固定資産売却益	注3	5,840	5,840	1.5	―	1,311	0.3	6,542	6,542	0.7
Ⅶ 特別損失										
不動産開発事業関連損失		―			923			―		
投資有価証券等評価損失	注4	4,264			―			―		
投資有価証券評価損失	注5	―			―			3,903		
関係会社投融資等評価損失	注6	―	4,264	1.1	―	923	0.2	1,082	4,985	0.5
税引前中間(当期)純利益又は税引前中間純損失(△)			5,195	1.3		△10,323	△2.7		13,578	1.4
法人税、住民税及び事業税	注8	2,342			△ 4,470			666		
法人税等調整額		―	2,342	0.6	―	△ 4,470	△1.1	5,048	5,715	0.6
中間(当期)純利益又は中間純損失(△)			2,853	0.7		△ 5,853	△1.5		7,863	0.8
前期繰越利益			3,437			8,357			3,437	
中間(当期)未処分利益			6,290			2,504			11,300	

中間財務諸表作成の基本となる重要な事項

前中間会計期間 (平成13年4月1日から 平成13年9月30日まで)	当中間会計期間 (平成14年4月1日から 平成14年9月30日まで)	前事業年度 (平成13年4月1日から 平成14年3月31日まで)
1 資産の評価基準及び評価方法 (1) 有価証券 ①子会社株式及び関連会社株式 移動平均法による原価法により評価している。 ②その他有価証券 ・時価のあるもの 中間決算期末日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定)により評価している。 ・時価のないもの 移動平均法による原価法により評価している。 なお、売買目的有価証券ならびに満期保有目的債券については保有していない。 (2) たな卸資産 個別法及び移動平均法による原価法により評価している。 (3) デリバティブ取引により生じる正味の債権債務 時価法により評価している。 2 固定資産の減価償却の方法 (1) 有形固定資産 定率法により償却している。 ただし、平成10年4月1日以降取得した建物(建物附属設備を除く)については、定額法により償却している。 (2) 無形固定資産 定額法により償却している。 3 引当金の計上基準 (1) 貸倒引当金 債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。	1 資産の評価基準及び評価方法 (1) 有価証券 同左 (2) たな卸資産 同左 (3) デリバティブ取引により生じる正味の債権債務 同左 2 固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左 3 引当金の計上基準 (1) 貸倒引当金 同左	1 資産の評価基準及び評価方法 (1) 有価証券 ①子会社株式及び関連会社株式 移動平均法による原価法により評価している。 ②その他有価証券 ・時価のあるもの 決算期末日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定)により評価している。 ・時価のないもの 移動平均法による原価法により評価している。 なお、売買目的有価証券ならびに満期保有目的債券については保有していない。 (2) たな卸資産 同左 (3) デリバティブ取引により生じる正味の債権債務 同左 2 固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左 3 引当金の計上基準 (1) 貸倒引当金 同左

前中間会計期間 (平成13年4月1日から 平成13年9月30日まで)	当中間会計期間 (平成14年4月1日から 平成14年9月30日まで)	前事業年度 (平成13年4月1日から 平成14年3月31日まで)
(2) 賞与引当金 当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。	(2) 賞与引当金 同左	(2) 賞与引当金 同左
(3) 保証工事引当金 船舶等の保証工事費用の支出に備え、過去の実績を基礎に将来の保証見込額に基づき計上している。	(3) 保証工事引当金 同左	(3) 保証工事引当金 同左
(4) 受注工事損失引当金 中間会計期間末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、中間会計期間末時点で当該損失額を合理的に見積ることが可能な工事について、当下半期以降の損失見積額を計上している。 (追加情報) 前事業年度の下半期より、期末の未引渡工事のうち、将来、大幅な損失が発生すると見込まれ、かつ、期末時点で当該損失額を合理的に見積ることが可能な工事について、翌期以降の損失見積額を受注工事損失引当金として計上することに変更した。 なお、前中間会計期間は従来の方法によっているが、変更後の方法によった場合、税引前中間純損失は4,182百万円増加することとなる。	(4) 受注工事損失引当金 中間会計期間末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、中間会計期間末時点で当該損失額を合理的に見積ることが可能な工事について、当下半期以降の損失見積額を計上している。	――――
(5) 退職給付引当金 従業員の退職給付に備え、当期末の退職給付債務の見込額に基づき当中間期末において発生していると認められる金額を計上しており、会計基準変更時差異(122,048百万円)は、10年間で按分した金額の1/2を当中間期に費用処理している。 なお、数理計算上の差異については、各事業年度の発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による按分額をそれぞれ発生の翌事業年度より費用処理している。	(5) 退職給付引当金 従業員の退職給付に備え、当期末の退職給付債務の見込額に基づき当中間期末において発生していると認められる金額を計上しており、会計基準変更時差異(122,048百万円)は、10年による按分額の1/2を当中間期に費用処理している。 また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。	(5) 退職給付引当金 従業員の退職給付に備え、当期末の退職給付債務の見込額に基づき当期末において発生していると認められる金額を計上しており、会計基準変更時差異(122,048百万円)は、10年による按分額を費用処理している。 また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。

前中間会計期間 (平成13年4月1日から 平成13年9月30日まで)	当中間会計期間 (平成14年4月1日から 平成14年9月30日まで)	前事業年度 (平成13年4月1日から 平成14年3月31日まで)
(6) 役員退職慰労引当金 役員の退職慰労金支給に備え、社内規定に基づく50%相当額を計上している。	(6) 役員退職慰労引当金 同左	(6) 役員退職慰労引当金 同左
4 外貨建の資産及び負債の本邦通貨への換算基準 改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会 平成11年10月22日))によっている。	4 外貨建の資産及び負債の本邦通貨への換算基準 同左	4 外貨建の資産及び負債の本邦通貨への換算基準 同左
5 リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	5 リース取引の処理方法 同左	5 リース取引の処理方法 同左
6 ヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用している。	6 ヘッジ会計の方法 (1) ヘッジ会計の方法 同左	6 ヘッジ会計の方法 (1) ヘッジ会計の方法 同左
(2) ヘッジ手段とヘッジ対象 ヘッジ手段: 為替予約、通貨スワップ ／ ヘッジ対象: 外貨建金銭債権・債務等(予定取引を含む) ヘッジ手段: 金利スワップ、金利オプション ／ ヘッジ対象: 借入金	(2) ヘッジ手段とヘッジ対象 同左	(2) ヘッジ手段とヘッジ対象 同左
(3) ヘッジ方針 社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。	(3) ヘッジ方針 同左	(3) ヘッジ方針 同左
(4) ヘッジ有効性評価の方法 金融商品会計に関する実務指針に基づき評価している。	(4) ヘッジ有効性評価の方法 同左	(4) ヘッジ有効性評価の方法 同左
7 消費税等の会計処理 消費税及び地方消費税の会計処理は、税抜方式によっている。	7 消費税等の会計処理 同左	7 消費税等の会計処理 同左

表示方法の変更

前中間会計期間 (平成13年4月1日から 平成13年9月30日まで)	当中間会計期間 (平成14年4月1日から 平成14年9月30日まで)
1 (中間貸借対照表関係) (1) 前中間会計期間まで区分掲記していた「建物」は、資産合計額の百分の五以下となったので、有形固定資産「その他」に含めて表示した。なお、有形固定資産「その他」に含まれる「建物」の金額は45,645百万円である。	―――
(2) 流動負債の「一年内に償還予定の社債及び転換社債」は、明瞭性の観点から区分掲記した。なお、前中間会計期間の「一年内に償還予定の社債及び転換社債」は8,573百万円で、流動負債の「その他」に含めて表示している。	―――
(3) 前中間会計期間まで固定負債「退職給付引当金」に含めて表示していた「役員退職慰労引当金」は、明瞭性の観点から区分掲記することとした。なお、前中間会計期間の「役員退職慰労引当金」の金額は318百万円である。	―――
2 (中間損益計算書関係) (1) 営業外収益の「有価証券売却益」については、金額が僅少なため、「その他」に含めて表示している。なお、営業外収益の「その他」に含まれる「有価証券売却益」の金額は78百万円である。	―――
(2) 営業外費用の「為替差損」については、金額的に重要になったので区分掲記した。なお、前中間会計期間の為替差額(「為替差益」)は68百万円で営業外収益の「その他」に含めて表示している。	―――

追加情報

前中間会計期間 (平成13年4月1日から 平成13年9月30日まで)	当中間会計期間 (平成14年4月1日から 平成14年9月30日まで)	前事業年度 (平成13年4月1日から 平成14年3月31日まで)
―――	(自己株式及び法定準備金取崩等会計) 当中間会計期間から「企業会計基準1号　自己株式及び法定準備金の取崩等に関する会計基準」(平成14年2月21日　企業会計基準委員会)を適用している。 この変更による当中間会計期間の損益への影響はない。 なお、中間財務諸表等規則の改正により、当中間会計期間における中間貸借対照表の資本の部については、改正後の中間財務諸表等規則により作成している。 これに伴い、前中間会計期間において資産の部に計上していた「自己株式」は、当中間会計期間末においては資本の部に対する控除項目としている。	―――

注記事項

（中間貸借対照表関係）

前中間会計期間 （平成13年９月30日現在）	当中間会計期間 （平成14年９月30日現在）	前事業年度 （平成14年３月31日現在）
1　担保について 下記の資産については借入金1,108百万円の担保に供されている。 (1) 有形固定資産のうち土地　1,979百万円	1　担保について 下記の資産については借入金4,162百万円の担保に供されている。 (1) 有形固定資産のうち土地　527百万円 (2) 有形固定資産のうち建物　161百万円 (3) 投資有価証券　30百万円	1　担保について 下記の資産については借入金1,047百万円の担保に供されている。 (1) 有形固定資産のうち土地　1,807百万円 (2) 有形固定資産のうち建物　168百万円
2　有形固定資産に対する減価償却累計額は、442,826百万円である。	2　有形固定資産に対する減価償却累計額は、　444,817百万円である。	2　有形固定資産に対する減価償却累計額は、444,136百万円である。
3　有形固定資産に係る国庫補助金等の受入れによる圧縮記帳累計額は、次のとおりである。 機械装置　2,744百万円 工具器具備品　38	3　有形固定資産に係る国庫補助金等の受入れによる圧縮記帳累計額は、次のとおりである。 機械装置　2,330百万円 工具器具備品　24	3　有形固定資産に係る国庫補助金等の受入れによる圧縮記帳累計額は、次のとおりである。 機械装置　2,340百万円 工具器具備品　34
4　保証債務 (1) 銀行借入金等 ㈶日本航空機エンジン協会　3,047百万円 P. T. Indocement Tunggal Prakarsa　1,599 その他４社　735 計　5,382 (2) 関係会社銀行借入金等 南通中遠川崎船舶工程有限公司　17,641百万円 ㈱川重ガスタービン研究所　11,115 Kawasaki Motors Enterprise (Thailand) Co., Ltd.　4,661 民間航空機㈱　3,658 上海中遠川崎重工鋼結構有限公司　1,717 その他６社　3,068 計　41,863 (3) 従業員住宅資金の銀行借入金　6,423百万円 (4) 合計　53,669百万円	4　保証債務 (1) 銀行借入金等 ㈶日本航空機エンジン協会　3,263百万円 ㈱ギャラクシーエクスプレス　1,603 その他３社　1,921 計　6,788 (2) 関係会社銀行借入金等 南通中遠川崎船舶工程有限公司　15,472百万円 ㈱川重ガスタービン研究所　10,023 Kawasaki Motors Enterprise (Thailand) Co., Ltd.　3,997 民間航空機㈱　2,890 Kawasaki Motors Manufacturing Corp., U. S. A.　980 その他５社　1,342 計　34,706 (3) 従業員住宅資金の銀行借入金　5,352百万円 (4) 合計　46,847百万円	4　保証債務 (1) 銀行借入金等 ㈶日本航空機エンジン協会　3,478百万円 P. T. Indocement Tunggal Prakarsa　1,599 その他３社　1,042 計　6,120 (2) 関係会社銀行借入金等 南通中遠川崎船舶工程有限公司　18,251百万円 ㈱川重ガスタービン研究所　10,464 Kawasaki Motors Enterprise (Thailand) Co., Ltd.　5,079 民間航空機㈱　3,276 川重商事㈱　2,248 その他６社　3,933 計　43,254 (3) 従業員住宅資金の銀行借入金　5,886百万円 (4) 合計　55,261百万円 （うち外貨によるものは180,118千米ドルほか29,116百万円である）
5　未収消費税等は、流動資産の「その他」に含めて表示している。	5　未収消費税等は、流動資産の「その他」に含めて表示している。	5　未払消費税等は、流動負債の「その他」に含めて表示している。 (追加情報) 前期まで流動資産に掲記していた自己株式は、財務諸表等規則の改正により当期より資本に対する控除項目として資本の部の末尾に表示している。

前中間会計期間 (平成13年９月30日現在)	当中間会計期間 (平成14年９月30日現在)	前事業年度 (平成14年３月31日現在)
6　中間期末日満期手形の会計処理については、手形交換日をもって決済処理している。 なお、当中間会計期間の末日は金融機関の休日であったため、次の期末日満期手形が期末残高に含まれている。 受取手形　1,767百万円 支払手形　4,467 その他(設備支払手形)　138	―――	6　期末日満期手形の会計処理については、手形交換日をもって決済処理している。 なお、当会計期間の末日は金融機関の休日であったため、次の期末日満期手形が期末残高に含まれている。 受取手形　5百万円 支払手形　4,583 その他(設備支払手形)　176

(中間損益計算書関係)

前中間会計期間 (平成13年４月１日から 平成13年９月30日まで)	当中間会計期間 (平成14年４月１日から 平成14年９月30日まで)	前事業年度 (平成13年４月１日から 平成14年３月31日まで)
1　当社の売上高は、通常の営業の形態として、上半期に比べ下半期に完成する工事の割合が大きいため、事業年度の上半期の売上高と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。	同左	―――
―――	2　退職給付信託設定益は退職給付信託に保有する投資有価証券を拠出したことによる利益である。	―――
3　固定資産売却益は旧東京設計事務所の土地売却等によるものである。	―――	3　固定資産売却益は旧東京設計事務所の土地売却等によるものである。
4　投資有価証券等評価損失は、上場有価証券の評価減等によるものである。	―――	―――
―――	―――	5　投資有価証券評価損失は、上場有価証券の評価減によるものである。
―――	―――	6　関係会社投融資等評価損失は、上海中遠川崎重工鋼結構有限公司等に対する出資金の評価減、貸付金に対する貸倒引当金計上に伴う損失等である。
7　減価償却実施額 (1) 有形固定資産　9,357百万円 (2) 無形固定資産　582百万円	7　減価償却実施額 (1) 有形固定資産　8,683百万円 (2) 無形固定資産　736百万円	7　減価償却実施額 (1) 有形固定資産　19,734百万円 (2) 無形固定資産　1,267百万円
8　当中間会計期間における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。	同左	―――

（リース取引関係）

前中間会計期間 （平成13年４月１日から 平成13年９月30日まで）	当中間会計期間 （平成14年４月１日から 平成14年９月30日まで）	前事業年度 （平成13年４月１日から 平成14年３月31日まで）
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

前中間会計期間

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
有形固定資産	14, 126	6, 637	7, 489
無形固定資産	295	175	119
合計	14, 421	6, 812	7, 609

当中間会計期間

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
有形固定資産	16, 548	7, 242	9, 305
無形固定資産	480	144	335
合計	17, 028	7, 387	9, 641

前事業年度

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
有形固定資産	13, 422	6, 730	6, 691
（工具器具備品）	(7, 399)	(3, 842)	(3, 557)
（機械装置）	(5, 986)	(2, 877)	(3, 109)
（その他）	(36)	(11)	(25)
無形固定資産	288	132	156
合計	13, 711	6, 863	6, 848

前中間会計期間	当中間会計期間	前事業年度
(2) 未経過リース料中間期末残高相当額 １年内　2, 557百万円 １年超　5, 226 合計　7, 784	(2) 未経過リース料中間期末残高相当額 １年内　3, 096百万円 １年超　6, 724 合計　9, 821	(2) 未経過リース料期末残高相当額 １年内　2, 444百万円 １年超　4, 571 合計　7, 016
(3) 当中間期の支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　1, 482百万円 減価償却費相当額　1, 378 支払利息相当額　98	(3) 当中間期の支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　1, 707百万円 減価償却費相当額　1, 604 支払利息相当額　107	(3) 支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　2, 886百万円 減価償却費相当額　2, 694 支払利息相当額　189
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっている。	(4) 減価償却費相当額の算定方法 同左	(4) 減価償却費相当額の算定方法 同左
(5) 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっている。	(5) 利息相当額の算定方法 同左	(5) 利息相当額の算定方法 同左
2　オペレーティング・リース取引 該当取引なし。	2　オペレーティング・リース取引 同左	2　オペレーティング・リース取引 同左

（有価証券関係）

前中間会計期間（平成13年９月30日現在）

子会社株式及び関連会社株式で時価のあるもの

種類	中間貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社株式	2,276	10,795	8,519
関連会社株式	4,193	4,259	66
合計	6,470	15,055	8,585

当中間会計期間（平成14年９月30日現在）

子会社株式及び関連会社株式で時価のあるもの

種類	中間貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社株式	2,167	9,618	7,451
関連会社株式	4,193	3,317	△　876
合計	6,361	12,935	6,574

前事業年度（平成14年３月31日現在）

子会社株式及び関連会社株式で時価のあるもの

種類	貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社株式	2,276	9,899	7,622
関連会社株式	4,193	4,195	2
合計	6,470	14,095	7,625

（１株当たり情報）

中間連結財務諸表を作成しているため、記載を省略している。

（重要な後発事象）

特に記載すべき事項はない。

(2) 【その他】

当社は平成14年10月１日をもって、船舶事業部門およびガスタービン・機械事業部門の精機事業を会社分割により、それぞれ「株式会社川崎造船」、「株式会社カワサキプレシジョンマシナリ」として分社独立させた。

なお、分社により当社からそれぞれの会社に承継された資産および負債の金額は以下のとおりである。

①「株式会社川崎造船」

区分	(百万円)
流動資産	59,542
固定資産	26,788
資産計	86,330
流動負債	68,219
固定負債	7,659
負債計	75,878

②「株式会社カワサキプレシジョンマシナリ」

区分	(百万円)
流動資産	17,404
固定資産	6,377
資産計	23,782
流動負債	15,303
固定負債	2,388
負債計	17,691

第６　【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出している。

(1) 有価証券報告書及びその添付書類	事業年度（第179期）	自　平成13年４月１日 至　平成14年３月31日	平成14年６月27日 関東財務局長に提出。
(2) 臨時報告書	証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第９号(代表取締役の異動)の規定に基づく臨時報告書		平成14年４月２日 関東財務局長に提出。
	証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第２号(募集によらないで取得される提出会社が発行者である有価証券の発行に対する取締役会の承認)の規定に基づく臨時報告書		平成14年８月27日 関東財務局長に提出。
	証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第３号(特定子会社の異動)及び第９号(提出会社の代表取締役の異動)の規定に基づく臨時報告書		平成14年10月１日 関東財務局長に提出。
(3) 臨時報告書の訂正報告書	証券取引法第24条の５第５項(平成13年12月27日付提出の臨時報告書記載(当社船舶事業部門及び精機事業部門の会社分割による分社独立の方針決定)に基づく船舶事業部門の分割計画書の承認)の規定に基づく臨時報告書の訂正報告書		平成14年４月15日 関東財務局長に提出。
	証券取引法第24条の５第５項(平成13年12月27日付提出の臨時報告書記載(当社船舶事業部門及び精機事業部門の会社分割による分社独立の方針決定)に基づく精機事業部門の分割契約書の締結)の規定に基づく臨時報告書の訂正報告書		平成14年５月27日 関東財務局長に提出。
	証券取引法第24条の５第５項(平成13年12月27日付提出の臨時報告書記載(当社船舶事業部門及び精機事業部門の会社分割による分社独立の方針決定)に基づく両事業部門の分社独立の完了)の規定に基づく臨時報告書の訂正報告書		平成14年10月１日 関東財務局長に提出。
(4) 訂正発行登録書	平成13年10月22日関東財務局長に提出の発行登録書(社債)に係る訂正発行登録書		平成14年４月２日 平成14年４月15日 平成14年５月27日 平成14年６月27日 平成14年８月27日 平成14年10月１日及び 平成14年12月18日 関東財務局長に提出。

第二部　【提出会社の保証会社等の情報】

該当事項なし。

中　間　監　査　報　告　書

平成13年12月11日

川崎重工業株式会社

取締役社長　田　﨑　雅　元　殿

朝日監査法人

代表社員
関与社員　　公認会計士　中　谷　紀　之　㊞

代表社員
関与社員　　公認会計士　橘　　和　良　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成13年４月１日から平成14年３月31日までの連結会計年度の中間連結会計期間(平成13年４月１日から平成13年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、下記事項を除き前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)の定めるところに準拠しているものと認められた。

記

セグメント情報の「１.事業の種類別セグメント情報」の「事業区分の変更」に記載のとおり、従来、会社が採用している管理上の区分をもとに、一般的な業種分類を勘案して分類していたが、当中間連結会計期間から、会社の各カンパニー及びその主管子会社を事業グループ単位とする分類に変更した。

この変更は、会社がカンパニー制を導入したことを契機に、開示セグメント区分を内部管理上の区分と一致させ、事業の実態を反映したより適切なセグメント情報とするために行なったものであり、正当な理由に基づく変更と認められた。

この変更によるセグメント情報に与える影響は、「１.事業の種類別セグメント情報」の「事業区分の変更」に記載されているとおりである。

よって、当監査法人は、上記の中間連結財務諸表が川崎重工業株式会社及び連結子会社の平成13年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成13年４月１日から平成13年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、当社(半期報告書提出会社)が提出した半期報告書に綴り込まれた前中間連結会計期間の中間監査報告書に記載された事項を電子化したものである。

中　間　監　査　報　告　書

平成14年12月18日

川崎重工業株式会社

取締役社長　田　崎　雅　元　殿

朝日監査法人

代表社員
関与社員　公認会計士　中　谷　紀　之　㊞

代表社員
関与社員　公認会計士　橘　　和　良　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成14年４月１日から平成15年３月31日までの連結会計年度の中間連結会計期間(平成14年４月１日から平成14年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が川崎重工業株式会社及び連結子会社の平成14年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成14年４月１日から平成14年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

中 間 監 査 報 告 書

平成13年12月11日

川崎重工業株式会社

取締役社長　田　﨑　雅　元　殿

朝日監査法人

代表社員 関与社員	公認会計士	中　谷　紀　之	㊞
代表社員 関与社員	公認会計士	橘　　　和　良	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成13年４月１日から平成14年３月31日までの第179期事業年度の中間会計期間(平成13年４月１日から平成13年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表が川崎重工業株式会社の平成13年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成13年４月１日から平成13年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、当社(半期報告書提出会社)が提出した半期報告書に綴り込まれた前中間会計期間の中間監査報告書に記載された事項を電子化したものである。

中間監査報告書

平成14年12月18日

川崎重工業株式会社

取締役社長　田　﨑　雅　元　殿

朝日監査法人

代表社員 関与社員	公認会計士	中　谷　紀　之	㊞
代表社員 関与社員	公認会計士	橘　　　和　良	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成14年４月１日から平成15年３月31日までの第180期事業年度の中間会計期間(平成14年４月１日から平成14年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表が川崎重工業株式会社の平成14年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成14年４月１日から平成14年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

EXHIBIT 2

(Brief description)

Semi-Annual Securities Report dated December 18, 2002

Semi-Annual Securities Report for the period from April 1st, 2002 to September 30th, 2002, describing the Corporation's capital, management, business, financial statements for the six months and other matters concerning the Corporation.

[Contents]

Kawasaki Report

川崎重工業株式会社 www.khi.co.jp 広報室（東京）Tel.（03）3435-2130
（神戸）Tel.（078）371-9531

NO. 2002072　　　　2002年11月15日

平成１５年３月期　中間決算短信（連結）

川崎重工は、平成15年3月期中間決算（平成14年4月1日～平成14年9月30日）について、つぎのとおりお知らせいたします。

■平成15年3月期中間決算概要

連結決算

（単位：億円）

	当中間期（14年9月期）	前中間期（13年9月期）	増　減
受　注　高	5,230	4,439	790
売　上　高	5,396	4,921	475
営業利益	△ 22	49	△ 71
経常利益	△ 87	△ 24	△ 63
税引前中間純利益	△ 85	△ 8	△ 76
中間純利益	△ 34	△ 23	△ 11
1株当たり中間純利益	△ 2.50円	△ 1.67円	△ 0.83円
総　資　産	11,726	12,470	△ 744
株主資本	1,594	1,622	△ 27
営業活動によるｷｬｯｼｭﾌﾛｰ	210	228	△ 17
投資活動によるｷｬｯｼｭﾌﾛｰ	△ 189	△ 103	△ 85
フリーキャッシュフロー	21	124	△ 103
財務活動によるｷｬｯｼｭﾌﾛｰ	△ 383	△ 102	△ 281

単独決算

（単位：億円）

	当中間期（14年9月期）	前中間期（13年9月期）	増　減
受　注　高	3,844	3,439	405
売　上　高	3,795	3,766	29
営業利益	△ 62	79	△ 142
経常利益	△ 107	36	△ 143
税引前中間純利益	△ 103	51	△ 155
中間純利益	△ 58	28	△ 87
1株当たり中間純利益	△ 4.20円	2.05円	△ 6.26円
1株当たり中間配当金	0.0円	0.0円	－
総　資　産	9,468	9,816	△ 348

平成 15年 3月期　中間決算短信(連結)

平成 14年 11月 15日

上場会社名　川崎重工業株式会社　　上場取引所 東① 大① 名①
コード番号　7012　(URL http://www.khi.co.jp/)　　他2証券取引所
代表者　役職名 取締役社長　氏名 田﨑 雅元　　本社所在都道府県
問合せ先責任者　役職名 財務経理部長　氏名 佐藤 禔員　　兵庫県
問合せ先窓口 広報室　TEL (03) 3435 - 2130
中間決算取締役会開催日　平成 14年 11月 15日
米国会計基準採用の有無　無

1．14年 9月中間期の連結業績（平成 14年 4月 1日 ～ 平成 14年 9月 30日）
(1)連結経営成績　（金額は百万円未満切り捨て）

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
14年 9月中間期	539,691	9.6	△ 2,233	-	△ 8,795	-
13年 9月中間期	492,140	8.2	4,916	-	△ 2,425	-
14年 3月期	1,144,534		31,310		14,208	

	中間(当期) 純利益		1株当たり中間(当期)純利益	潜在株式調整後1株当たり中間(当期) 純利益
	百万円	%	円 銭	円 銭
14年 9月中間期	△ 3,487	-	△ 2.50	-
13年 9月中間期	△ 2,331	-	△ 1.67	-
14年 3月期	6,281		4.51	-

(注)①持分法投資損益　14年 9月中間期 61 百万円　13年 9月中間期 △10 百万円　14年 3月期 378 百万円
②期中平均株式数(連結)　14年 9月中間期 1,390,412,270 株　13年 9月中間期 1,390,593,522 株
14年 3月期 1,390,587,928 株
③会計処理の方法の変更　無
④売上高、営業利益、経常利益、中間(当期) 純利益におけるパーセント表示は、対前年中間期増減率

(2)連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
14年 9月中間期	1,172,681	159,450	13.5	114.68
13年 9月中間期	1,247,092	162,210	13.0	116.64
14年 3月期	1,255,074	167,730	13.3	120.61

(注)期末発行済株式数(連結)　14年 9月中間期 1,390,386,090 株　13年 9月中間期 1,390,594,893 株
14年 3月期 1,390,570,341 株

(3)連結キャッシュ･フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
14年 9月中間期	21,067	△ 18,931	△ 38,324	54,069
13年 9月中間期	22,832	△ 10,387	△ 10,201	77,862
14年 3月期	60,793	△ 28,089	△ 18,588	89,776

(4)連結範囲及び持分法の適用に関する事項
連結子会社数　107 社　持分法適用非連結子会社数　1 社　持分法適用関連会社数　14 社

(5)連結範囲及び持分法の適用の異動状況
連結（新規）3 社　（除外）1 社　持分法（新規）0 社　（除外）　2 社

2．15年 3月期の連結業績予想（ 平成 14年 4月 1日 ～ 平成 15年 3月 31日 ）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通期	1,250,000	16,000	12,000

（参考）1株当たり予想当期純利益（通期）　8 円 63 銭

1. 企業集団の状況

当グループは、当社、子会社111社及び関連会社26社により構成されており、当社を中心として船舶事業、車両事業、航空宇宙事業、ガスタービン・機械事業、プラント・環境・鉄構事業、汎用機事業及びその他事業を営んでおります。なお、これらの７事業区分は事業の種類別セグメントの区分と同一であります。当グループの主な事業内容と当社及び主要関係会社の位置付けを概説すれば以下のとおりとなります。

［主な事業内容］

船舶事業
船舶等の製造・販売

車両事業
鉄道車両、土木建設機械、除雪機械、破砕機等の製造・販売

航空宇宙事業
航空機等の製造・販売

ガスタービン・機械事業
ジェットエンジン、汎用ガスタービン、原動機、油圧機器等の製造・販売

プラント・環境・鉄構事業
産業機械、ボイラ、環境装置、鋼構造物等の製造・販売

汎用機事業
二輪車、四輪バギー車（ATV）、多用途四輪車、パーソナルウォータークラフト（「ジェットスキー」）、汎用ガソリンエンジン、産業用ロボット等の製造・販売

その他事業
防災機器、医療機器等の製造・販売、商業、販売・受注の仲介・斡旋、福利施設の管理等

［当社及び主要関係会社の位置付け］

船舶事業
当社で製造・販売を行っているほか、南通中遠川崎船舶工程有限公司（関連会社）が独自に船舶の製造・販売を行っております。

車両事業
当社で製造・販売を行っているほか、海外向鉄道車両についてはKawasaki Rail Car, Inc.（連結子会社）が一部の製造・販売を、Kawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）が一部の製造を行っております。また、Kawasaki Construction Machinery Corp. of America、(株）日本除雪機製作所（いずれも連結子会社）が、それぞれ土木建設機械、除雪機械等の製造の一部及び販売を、（株）カワサキマシンシステムズ（連結子会社）ほかが土木建設機械等の販売を担当しております。

航空宇宙事業
当社で製造・販売を行っているほか、日本飛行機(株)（関連会社）が独自に製造・販売ならびに製造の一部分担を行っております。

ガスタービン・機械事業
当社で製造・販売を行っているほか、川重冷熱工業(株)（連結子会社）がボイラ及び空調機器の製造・販売を独自に行い、(株)カワサキマシンシステムズ（連結子会社）が汎用ガスタービンの販売を、Kawasaki Precision Machinery (U.K.)Limited（連結子会社）が油圧装置の製造・販売を行っております。

プラント・環境・鉄構事業
当社で製造・販売を行っているほか、川重プラント(株)（連結子会社）が産業機械の製造・販売を行っており、また、川重工事(株)（連結子会社）が鋼構造物等の製造・販売を行っております。

汎用機事業

当社で製造・販売を行っているほか、製造については二輪車、四輪バギー車（ATV）、パーソナルウォータークラフト、汎用ガソリンエンジン、産業用ロボット等の一部をKawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）ほかがそれぞれ製造しております。更に販売面においては、国内向二輪車ほかを(株)カワサキモータースジャパン（連結子会社）が、国内向産業用ロボットを(株)カワサキマシンシステムズ（連結子会社）が、海外向二輪車ほかをKawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.（いずれも連結子会社）ほかが、海外向産業用ロボットをKawasaki Robotics（U.S.A.）Inc.（連結子会社）ほかがそれぞれ販売しております。

その他事業

川重防災工業(株)（連結子会社）が防災機器、医療機器等の製造・販売を行っているほか、川重商事(株)、川崎興産(株)（いずれも連結子会社）他が商業を、Kawasaki Heavy Industries (H.K.) Ltd.、Kawasaki Heavy Industries (U.S.A.) Inc.（いずれも連結子会社）ほかが海外における販売・受注の仲介・斡旋等の業務を行っております。また、上記の他川重不動産(株)、川崎食品産業（株）（いずれも連結子会社）ほかが福利施設管理等の諸事業を営んでおります。

以上で述べた事項を事業系統図によって示すと、次頁のとおりであります。

連結

事業系統図

	製造・販売	製造	販売	付帯関連事業
船舶	川崎重工業株式会社	南通中遠川崎船舶工程有限公司		
車両		Kawasaki Rail Car, Inc.		川重車両テクノ(株)
		Kawasaki Construction Machinery Corp. of America		川重車両コンポ(株)
		(株)日本除雪機製作所		
		Kawasaki Motors Manufacturing Corp., U.S.A.	(株)カワサキマシンシステムズ	
航空宇宙		日本飛行機(株) 注4		ｶﾜｻｷﾍﾘｺﾌﾟﾀｼｽﾃﾑ(株)
ガスタービン・機械		川重冷熱工業(株) 注3		
		Kawasaki Precision Machinery (U.K.) Limited		
			(株)カワサキマシンシステムズ	
プラント・環境・鉄構		川重プラント(株)		川崎ｴﾝｼﾞﾆｱﾘﾝｸﾞ(株)
		川重工事(株)		
汎用機		Kawasaki Motors Manufacturing Corp., U.S.A.	(株)カワサキモータースジャパン	川崎金属工業(株)
			(株)カワサキマシンシステムズ	
			Kawasaki Motors Corp., U.S.A.	
			Kawasaki Motors Europe N.V.	
			Kawasaki Robotics (U.S.A) Inc.	

	(商業)	(受注仲介)	(その他)
その他	川重防災工業(株) 注2		
	川重商事(株)	Kawasaki Heavy Industries (U.S.A.) Inc.	川重不動産(株)
	川崎興産(株)	Kawasaki Heavy Industries (H.K.) Ltd.	川崎食品産業(株)

注1. 実線枠は連結子会社、点線枠は持分法関連会社。
注2. 川重防災工業(株)は東証2部および大証2部に上場している。
注3. 川重冷熱工業(株)はJASDAQに上場している。
注4. 日本飛行機(株)は東証1部に上場している。

2. 経営方針および経営成績

（1）経営方針

〔経営の基本方針および経営目標〕

当グループは、先端技術をもって陸・海・空にわたる新しい価値を創造し社会の発展に貢献するという理念の下、技術やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めるとともに、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としております。

この基本方針の下、事業環境の変化に適応した事業構造への転換により高収益体質を確立し、持続的な成長軌道に乗せることを目指して、平成 16 年度には投下資本利益率（ＲＯＩＣ）９％（税引き前）以上を達成することを中期経営計画の具体的目標として掲げ、事業の選択と集中、収益力向上のためのビジネスモデルの変革、経営スタイルの変革等を柱とする事業構造改革に取り組んでいるところであります。

〔会社の対処すべき課題〕

中期経営計画の目標達成の第一ステップとして、前期（平成 13 年度）には黒字化を達成いたしましたが、今期（平成 14 年度）は、前期を上回る業績を上げ、中期経営計画の目標の達成に向けて持続的成長軌道への復帰をより確かなものにすることを目指しております。

そのため、採算性を充分に分析・検討したうえでの質の高い受注の徹底や受注後の不良コストの発生防止、急激な為替変動への対応などを通じて、安定的な収益の確保に取り組んでおりますが、さらに技術力をベースとして差別化された製品・サービスを提供することにより利益率の向上を図るとともに、改造・改修、サービス、リサイクル等、製品のライフサイクル全域のなかで収益源を見直し、利益の確保を図る事業体制へ転換する、ビジネスモデルの変革にも取り組んでおります。

また、事業の選択と集中にも着実に取り組み、今後の成長が期待される航空宇宙事業、汎用機事業、車両事業、ガスタービン・機械事業の中核・育成事業に対して経営資源を重点投入し、収益の柱として育成・強化を図ってまいります。

この一環として、航空宇宙事業では、防衛庁向け次期固定翼哨戒機・輸送機開発の主担当企業として、開発体制の強化を図るとともに、中長期的観点からの生産体制の整備を進めておりますが、さらに、航空宇宙事業の経営基盤を一層強固にするため、株式交換により日本飛行機（株）を完全子会社とすることといたしました。

汎用機事業では、商品競争力を高めるため、開発体制を強化し、積極的に新機種を投入するとともに、スズキ（株）との二輪車の相互ＯＥＭ供給の拡大、部品の共通化や共同購入など二輪車事業での提携を深化させ、収益力の一層の向上を図ってまいります。

環境負荷が少ないことなどから需要の拡大が期待されている車両事業では、米国に鉄道車両の一貫製造工場を建設し、ニューヨーク地下鉄を大量に受注するなど海外展開を強化しております。国内では、部品・メンテナンス等の周辺分野を強化し、収益力の向上を図ってまいります。

また、ガスタービン・機械事業では、昨年度に中小型ガスタービン市場向けに２万ＫＷクラスまでの自社開発ガスタービンのラインアップを完成し、電力の自由化等に伴う分散型発電の需要拡大を背景に、

自社開発の強みを活かし積極的に事業を展開しております。

一方、船舶事業およびガスタービン・機械事業の精機部門については、事業運営のフレキシビリティーを一層高め、効率的な経営を行なうために、社内カンパニー制からさらに踏み込んで本年 10 月をもって（株）川崎造船、（株）カワサキプレシジョンマシナリとして独立いたしました。これにより、確固たる自立体制の下で、競争力の向上を図ってまいります。

財政構造改革による公共投資の抑制、民間設備投資の低迷等により一段と厳しい事業環境に直面しているプラント・環境・鉄構事業については、損益分岐点の一層の引き下げに取り組んでおります。この一環として、鉄構部門においては、野田工場を閉鎖し播磨工場に集約することにより、需要減少に適応した生産体制に再編するとともに、固定費の削減と生産性の向上により損益分岐点を大幅に引き下げ、採算性の回復を図ってまいります。

当グループは、このように事業環境の変化に適応させるべく、中期経営計画に沿った諸施策を着実に実行することにより各事業の競争力を強化し、企業価値の増大に努めてまいります。

（2）経営成績

1）当中間期の連結業績の概況

当中間期におけるわが国経済は、民間設備投資の低迷や、財政構造改革の推進に伴う公共投資の抑制、個人消費の伸び悩みなどによるデフレ経済の進行に加えて、不良債権処理問題が与える影響が懸念されるなど、早期回復は難しい見通しにあります。また海外は、中国をはじめとしてアジアでは景気が拡大しておりますが、米国・欧州では景気の回復が緩やかになっており、米国経済の先行き懸念が高まりつつあります。

このような経営環境の下、当グループは積極的に営業活動を展開した結果、当中間期の連結受注高は航空宇宙事業、ガスタービン・機械事業で減少しましたが、その他の事業で増加し、5,230 億円と前中間期を 790 億円上回りました。また連結売上高は、車両事業、汎用機事業を中心に増加し、5,396 億円と前中間期を 475 億円上回りました。

利益面につきましては、引き続き経営全般にわたる収益改善策を推進してきましたが、当中間期は、好採算案件の売上が下半期に集中する構成になっていることに、米国同時多発テロ以降の航空機関連製品の需要減や期中における一時的な為替レートの悪化などが加わり、連結営業損益は 22 億円の損失となり（前中間期は 49 億円の利益）、経常損益、中間純損益もそれぞれ 87 億円、34 億円の損失となりました。

連結キャッシュフローにつきましては、当中間期の営業活動において 210 億円の資金の増加となりました。また、投資活動においては、設備投資などにより 189 億円の資金の減少、財務活動では社債償還・借入金の返済により 383 億円の資金の減少となりました。これらの結果、当中間期の現金及び現金同等物期末残高は、前期末に比べ 357 億円減の 540 億円となりました。

また、当中間期の単独業績につきましては、受注高 3,844 億円、売上高 3,795 億円、経常損失 107 億円、中間純損失 58 億円となりました。

なお、今後の事業展開等を勘案して、当期の中間配当につきましては、誠に遺憾ながら引き続き見送らせていただくことにいたしました。

当中間期の連結事業セグメント別の業績は、以下のとおりであります。

（単位：億円）

事業種類別セグメント	当中間期（14年9月期）		前中間期（13年9月期）		比較増減		受注高		
	売上高	営業損益	売上高	営業損益	売上高	営業損益	当中間期（14年9月期）	前中間期（13年9月期）	比較増減
船　舶	498	△ 15	528	29	△ 29	△ 44	751	425	325
車　両	794	9	527	7	266	1	757	486	271
航空宇宙	456	13	551	59	△ 95	△ 45	253	460	△ 207
ｶﾞｽﾀｰﾋﾞﾝ・機械	808	19	816	35	△ 8	△ 15	636	674	△ 38
ﾌﾟﾗﾝﾄ・環境・鉄構	801	△ 45	709	△ 40	91	△ 5	819	623	196
汎 用 機	1,623	△ 1	1,348	△ 38	274	37	1,623	1,348	274
そ の 他	415	△ 2	438	△ 3	△ 23	1	388	420	△ 31
連　結	5,396	△ 22	4,921	49	475	△ 71	5,230	4,439	790

（注）売上高は外部顧客に対する売上高であります。また、営業損益のｾｸﾞﾒﾝﾄ間精算額は、「その他」に含めて表示しております。

船舶事業

連結受注高は、ＬＮＧ船３隻、ＬＰＧ船１隻、ばら積み貨物船２隻の計６隻を受注しましたので、751億円と前年同期を大きく上回りました。

連結売上高は、大型コンテナ船に加え、ばら積み貨物船、ＬＰＧ船、潜水艦などを売上に計上しましたが、498億円と前年同期を29億円下回りました。

営業損益については、当期は好採算案件の売上が上期には少ないことや、為替レートの悪化もあり、前年同期の29億円の利益から15億円の損失に転じました。

車両事業

連結受注高は、ＪＲ東日本・西日本向け新幹線電車24両をはじめ、ＪＲ各社および各私鉄･公営鉄道から電車350両などを受注したほか、台湾新幹線関連の受注があり、757億円と前年同期を271億円上回りました。

連結売上高は、ＪＲ各社向けに新幹線電車を含む電車83両などを、各私鉄･公営向けに電車74両などを、海外向けにニューヨーク地下鉄電車200両などを納入しましたので、前年同期を266億円上回る794億円を計上しました。

また、営業利益は、前年同期をわずかに上回り、９億円となりました。

航空宇宙事業

連結受注高は、防衛庁向け製品の受注がやや減少したほか、Ｂ777・Ｂ767旅客機分担製造品などボーイング社向けが大きく減少したため、253億円と前年同期を207億円下回りました。

連結売上高は、防衛庁向けにＴ－４中等練習機、Ｆ－２支援戦闘機分担製造品など納入し堅調でしたが、ボーイング社向け旅客機分担製造品が減少したため、全体では456億円と前年同期を95億円下回りました。

営業利益は、売上高の減少を主因として、13億円と前年同期に比べ45億円減少しました。

ガスタービン・機械事業

連結受注高は、Ｖ2500・トレントなどの民間航空機用エンジン分担製造品をはじめ、中小型ガスタービン発電設備、内外の顧客向け舶用タービン･ディーゼル主機関、油圧機器などを受注しましたが、636億円と前年同期と比べ38億円の減少となりました。

連結売上高は、防衛庁向け艦艇用ガスタービン･ディーゼル主機関･ヘリコプタ用エンジン、民間航空機用エンジン分担製造品をはじめ、中小型ガスタービン発電設備、コージェネレーション設備、舶用タービン・ディーゼル主機関、油圧機器などの納入により、808億円とほぼ前年同期並みとなりました。

営業利益については、19億円と前年同期に比べ15億円減少しました。

プラント・環境・鉄構事業

連結受注高は､地方公共団体向け都市ごみ焼却設備を受注したほか､中国向け連続亜鉛メッキライン、橋梁、水門、シールド掘進機などを受注した結果、819億円と前年同期を196億円上回りました。

連結売上高は、各地方公共団体向け都市ごみ焼却設備･ダイオキシン対策工事をはじめ、中国向け肥料プラント、電力会社向け灰処理装置、橋梁、シールド掘進機などを計上しましたので、801億円と前年同期を91億円上回りました。

営業損益については、採算面で厳しい案件が残り、45億円の損失となりました。

汎用機事業

連結売上高は、米国で四輪バギー車（ＡＴＶ）や産業用ロボットの販売が拡大したことなどから、1,623億円と前年同期を274億円上回りました。

営業損益については、売上の拡大に加え欧米流通在庫の圧縮が進展したことにより、1億円の損失と前年同期から大幅に改善しました。

2）平成14年度の連結業績見通し

国内外の経営環境は当面厳しい状況が継続するものと予想していますが､当社は将来に向けて持続的成長軌道に乗せることを経営の最重要課題とし、安定的経営基盤の確立に向けて収益力の一層の強化を図ってまいります。

連結売上高については、前年度と比べて船舶事業、車両事業、汎用機事業などにおいて増加が見込めるため、約9％増の1兆2,500億円となる見通しであります。

利益面については，売上高の増加に加えて、収益改善諸施策の効果により前年度と比べ改善し、連結経常利益160億円、連結当期純利益120億円となる見通しであります。また、計画為替レートを1ドル125円から120円に変更したこと等により､前回予想と比べて連結当期純利益で20億円の減益となります。

なお、単独業績については、売上高9,000億円、経常利益70億円、当期純利益50億円となる見通しであります。（本業績見通しは船舶部門、精機部門の10月分社後の数値です。）

通期（平成15年3月期）見通し補足資料

1．全社見通し

（単位：億円）

	15年3月期見通し				14年3月期実績	
	今回		5月17日見通し			
	連結	単独	連結	単独	連結	単独
売上高	12,500	9,000	12,500	9,000	11,445	9,146
営業利益	300	160	370	200	313	252
経常利益	160	70	220	110	142	120
当期純利益	120	50	140	60	62	78
受注高	12,400	9,000	12,000	8,500	10,347	8,250
ROIC（税引前）	4.4%		5.5%		4.3%	
研究開発費	200	180	195	180	190	181
設備投資額	380	275	380	275	331	186
減価償却費	330	205	330	205	319	210
期末従業員数	28,400	11,480	28,400	11,480	28,936	14,067

（注）１．上記単独見通しは、本年10月1日に実施した船舶事業及び精機部門分社後の金額
２．15年3月期見通し前提為替ﾚｰﾄ：（今回）120円/US$、113円/ﾕｰﾛ　（5月17日）125円/US$、113円/ﾕｰﾛ
３．ROIC（税引前）＝（税引前損益+支払利息）／投下資本
４．設備投資額は有形・無形固定資産の新規計上額、減価償却費は有形・無形固定資産の減価償却実施額

2．セグメント（部門）別見通し

①連結見通し

(a)　売上損益　（単位：億円）

ｾｸﾞﾒﾝﾄ（部門）	15年3月期見通し				14年3月期実績	
	今回		5月17日見通し			
	売上高	営業損益	売上高	営業損益	売上高	営業損益
船舶	1,200	30	1,200	40	924	55
車両	1,700	50	1,700	40	1,217	4
航空宇宙	1,500	50	1,500	80	1,610	138
ｶﾞｽﾀｰﾋﾞﾝ・機械	1,700	50	1,700	50	1,715	54
ﾌﾟﾗﾝﾄ・環境・鉄構	2,200	△ 30	2,300	10	2,206	△ 6
汎用機	3,200	140	3,100	140	2,812	51
その他	1,000	10	1,000	10	958	14
合計	12,500	300	12,500	370	11,445	313

(b)　受注高　（単位：億円）

ｾｸﾞﾒﾝﾄ（部門）	15年3月期見通し		14年3月期実績
	今回	5月17日見通し	
船舶	1,200	1,000	1,061
車両	1,700	1,500	825
航空宇宙	1,600	1,600	1,516
ｶﾞｽﾀｰﾋﾞﾝ・機械	1,500	1,600	1,586
ﾌﾟﾗﾝﾄ・環境・鉄構	2,200	2,200	1,601
汎用機	3,200	3,100	2,812
その他	1,000	1,000	944
合計	12,400	12,000	10,347

②単独見通し

（注）下記単独見通しは、本年10月1日に実施した船舶事業及びｶﾞｽﾀｰﾋﾞﾝ・機械事業の精機部門分社後の金額

(a)　売上高・受注高

（単位：億円）

ｾｸﾞﾒﾝﾄ（部門）	15年3月期見通し				14年3月期実績	
	今回		5月17日見通し			
	売上高	受注高	売上高	受注高	売上高	受注高
船舶	500	750	500	600	899	1,036
車両	1,100	1,200	1,100	800	925	714
航空宇宙	1,500	1,600	1,500	1,600	1,586	1,491
ｶﾞｽﾀｰﾋﾞﾝ・機械	1,500	1,250	1,500	1,300	1,623	1,498
ﾌﾟﾗﾝﾄ・環境・鉄構	2,200	2,000	2,200	2,000	2,089	1,488
汎用機	2,200	2,200	2,200	2,200	2,020	2,020
合計	9,000	9,000	9,000	8,500	9,146	8,250
輸出高	4,000	4,300	4,000	4,200	4,063	3,719
輸出比率	44.4%	47.8%	44.4%	49.4%	44.4%	45.0%

(b)　輸出売上高・受注高

（単位：億円）

ｾｸﾞﾒﾝﾄ（部門）	15年3月期見通し				14年3月期実績	
	今回		5月17日見通し			
	売上高	受注高	売上高	受注高	売上高	受注高
船舶	350	550	350	550	622	452
車両	300	350	300	200	366	137
航空宇宙	350	350	350	350	499	465
ｶﾞｽﾀｰﾋﾞﾝ・機械	550	350	550	400	562	492
ﾌﾟﾗﾝﾄ・環境・鉄構	550	800	550	800	306	465
汎用機	1,900	1,900	1,900	1,900	1,705	1,705
合計	4,000	4,300	4,000	4,200	4,063	3,719

3. 中間連結財務諸表等

中間連結損益計算書

（単位　百万円）

科目	当中間連結会計期間（平成14年４月１日から平成14年９月30日まで）	前中間連結会計期間（平成13年４月１日から平成13年９月30日まで）	比較増減	前連結会計年度（平成13年４月１日から平成14年３月31日まで）
Ⅰ 売上高	539,691	492,140	47,551	1,144,534
Ⅱ 売上原価	474,106	422,407	51,698	977,875
売上総利益	65,585	69,732	△ 4,147	166,658
Ⅲ 販売費及び一般管理費	67,819	64,816	3,002	135,348
営業利益又は営業損失(△)	△ 2,233	4,916	△ 7,150	31,310
Ⅳ 営業外収益	4,129	3,397	731	7,244
1. 受取利息	(1,643)	(1,923)	(△ 279)	(3,996)
2. 受取配当金	(576)	(622)	(△ 45)	(801)
3. 持分法による投資利益	(61)	(-)	(61)	(378)
4. 有価証券売却益	(-)	(-)	(-)	(109)
5. その他	(1,847)	(851)	(995)	(1,958)
Ⅴ 営業外費用	10,690	10,738	△ 48	24,346
1. 支払利息	(5,157)	(6,597)	(△ 1,439)	(12,146)
2. 有価証券売却損	(38)	(-)	(38)	(-)
3. 為替差損	(1,640)	(2,317)	(△ 676)	(4,371)
4. 持分法による投資損失	(-)	(10)	(△ 10)	(-)
5. その他	(3,854)	(1,814)	(2,040)	(7,828)
経常利益又は経常損失(△)	△ 8,795	△ 2,425	△ 6,370	14,208
Ⅵ 特別利益	1,311	5,840	△ 4,528	6,542
1. 退職給付信託設定益	(1,311)	(-)	(1,311)	(-)
2. 固定資産売却益	(-)	(5,840)	(△ 5,840)	(6,542)
Ⅶ 特別損失	1,025	4,283	△ 3,257	4,757
1. 不動産開発事業関連損失	(923)	(-)	(923)	(-)
2. 退職給付会計基準変更時差異償却額	(102)	(102)	(-)	(205)
3. 投資有価証券等評価損失	(-)	(4,180)	(△ 4,180)	(-)
4. 投資有価証券評価損失	(-)	(-)	(-)	(3,903)
5. 関係会社投融資等評価損失	(-)	(-)	(-)	(648)
税金等調整前中間純損失(△)又は当期純利益	△ 8,509	△ 867	△ 7,641	15,993
法人税、住民税及び事業税	△ 5,109	1,361	△ 6,470	6,113
法人税等調整額	-	-	-	3,130
少数株主利益	87	102	△ 14	467
中間純損失(△)又は当期純利益	△ 3,487	△ 2,331	△ 1,156	6,281

中間連結剰余金計算書

(単位　百万円)

科目	当中間連結会計期間 (平成14年4月1日から 平成14年9月30日まで)	前中間連結会計期間 (平成13年4月1日から 平成13年9月30日まで)	前連結会計年度 (平成13年4月1日から 平成14年3月31日まで)
Ⅰ　連結剰余金期首残高	-	58,452	58,452
Ⅱ　連結剰余金減少高	-	617	624
1. 役員賞与	(-)	(49)	(49)
2. 持分比率変動等に伴う減少高	(-)	(568)	(575)
Ⅲ　中間(当期)純利益又は損失(△)	-	△　2,331	6,281
Ⅳ　連結剰余金中間期末(期末)残高	-	55,502	64,109
(資本剰余金の部)			
Ⅰ　資本剰余金期首残高	24,682	-	-
Ⅱ　資本剰余金増加高	0	-	-
1. 転換社債転換に伴う増加高	(0)	(-)	(-)
Ⅲ　資本剰余金中間期末残高	24,682	-	-
(利益剰余金の部)			
Ⅰ　利益剰余金期首残高	64,109	-	-
Ⅱ　利益剰余金減少高	62	-	-
1. 役員賞与	(62)	(-)	(-)
Ⅲ　中間純損失	3,487	-	-
Ⅳ　利益剰余金中間期末残高	60,559	-	-

中間連結貸借対照表

（単位　百万円）

科目	当中間連結会計期間（平成14年9月30日現在）	前連結会計年度（平成14年3月31日現在）	比較増減	前中間連結会計期間（平成13年9月30日現在）
資産の部				
Ⅰ 流動資産	842,638	902,670	△ 60,032	891,119
1. 現金及び預金	55,463	91,344	△ 35,880	79,576
2. 受取手形及び売掛金	310,112	389,986	△ 79,873	351,347
3. たな卸資産	415,451	372,268	43,182	409,698
4. 繰延税金資産	22,131	16,993	5,137	15,950
5. その他	43,773	37,970	5,802	40,041
貸倒引当金	△ 4,294	△ 5,892	1,598	△ 5,494
Ⅱ 固定資産	330,043	352,403	△ 22,360	355,972
1. 有形固定資産	240,551	241,516	△ 964	242,054
(1) 建物及び構築物	93,522	91,216	2,305	92,854
(2) 機械装置及び運搬具	64,065	65,201	△ 1,136	65,558
(3) 土地	54,345	54,115	229	52,898
(4) 建設仮勘定	7,190	8,744	△ 1,553	7,948
(5) その他	21,428	22,237	△ 809	22,795
2. 無形固定資産	9,565	10,076	△ 510	10,414
3. 投資その他の資産	79,925	100,810	△ 20,885	103,503
(1) 投資有価証券	54,384	76,368	△ 21,984	78,445
(2) 長期貸付金	4,018	3,965	53	4,615
(3) 繰延税金資産	5,422	4,916	505	4,826
(4) その他	21,326	20,710	615	20,260
貸倒引当金	△ 5,226	△ 5,150	△ 75	△ 4,644
資産合計	1,172,681	1,255,074	△ 82,392	1,247,092

＊連結＊

（単位　百万円）

科　　目	当中間連結会計期間（平成14年９月30日現在）	前連結会計年度（平成14年３月31日現在）	比較増減	前中間連結会計期間（平成13年９月30日現在）
負債の部				
Ⅰ 流動負債	716,808	752,556	△ 35,748	751,145
1. 支払手形及び買掛金	272,350	325,663	△ 53,313	281,108
2. 短期借入金	192,839	223,112	△ 30,272	219,671
3. 未払法人税等	1,606	3,347	△ 1,741	3,772
4. 繰延税金負債	234	320	△ 86	246
5. 賞与引当金	19,673	18,953	720	15,674
6. 保証工事引当金	2,249	2,479	△ 230	1,935
7. 受注工事損失引当金	109	79	30	627
8. その他	227,743	178,599	49,144	228,108
(1) 前受金	155,871	111,423	44,448	161,921
(2) １年内償還社債	29,079	20,000	9,079	20,000
(3) その他	42,793	47,176	△ 4,382	46,187
Ⅱ 固定負債	291,099	329,604	△ 38,505	328,952
1. 社債	141,286	160,366	△ 19,080	172,324
2. 長期借入金	85,635	87,803	△ 2,167	81,018
3. 繰延税金負債	3,554	4,337	△ 783	3,049
4. 退職給付引当金	51,233	66,770	△ 15,537	62,378
5. 役員退職慰労引当金	851	1,042	△ 190	642
6. その他	8,538	9,284	△ 745	9,539
負債合計	1,007,907	1,082,161	△ 74,253	1,080,097
少数株主持分	5,323	5,183	140	4,784
資本の部				
Ⅰ 資本金	-	81,426	△ 81,426	81,426
Ⅱ 資本準備金	-	24,682	△ 24,682	24,682
Ⅲ 連結剰余金	-	64,109	△ 64,109	55,502
Ⅳ その他有価証券評価差額金	-	5,925	△ 5,925	10,946
Ⅴ 為替換算調整勘定	-	△ 8,406	8,406	△ 10,348
Ⅵ 自己株式	-	△ 6	6	-
資本合計	-	167,730	△ 167,730	162,210
Ⅰ 資本金	81,427	-	81,427	-
Ⅱ 資本剰余金	24,682	-	24,682	-
Ⅲ 利益剰余金	60,559	-	60,559	-
Ⅳ その他有価証券評価差額金	4,835	-	4,835	-
Ⅴ 為替換算調整勘定	△ 12,028	-	△ 12,028	-
Ⅵ 自己株式	△ 25	-	△ 25	-
資本合計	159,450	-	159,450	-
負債、少数株主持分及び資本合計	1,172,681	1,255,074	△ 82,392	1,247,092

＊連結＊

中間連結キャッシュ・フロー計算書

（単位　百万円）

科目	当中間連結会計期間（平成14年4月1日から平成14年9月30日まで）	前中間連結会計期間（平成13年4月1日から平成13年9月30日まで）	比較増減	前連結会計年度（平成13年4月1日から平成14年3月31日まで）
Ⅰ 営業活動によるキャッシュ・フロー				
1. 税金等調整前中間純損失（△）または当期純利益	△ 8,509	△ 867	△ 7,641	15,993
2. 減価償却費	15,347	15,537	△ 189	31,997
3. 退職給付引当金の増加額	4,484	6,078	△ 1,593	10,182
4. 賞与引当金の増加額	708	92	616	3,478
5. 貸倒引当金の増加額又は減少額（△）	△ 1,402	889	△ 2,292	1,793
6. 受注工事損失引当金の減少額（△）	-	△ 5,965	5,965	△ 6,516
7. 投資有価証券等評価損失	-	4,180	△ 4,180	3,903
8. 関係会社投融資等評価損失	-	-	-	648
9. 株式売却損益	38	△ 80	119	△ 109
10. 固定資産売却損益	648	△ 5,761	6,409	△ 5,047
11. 退職給付信託設定益	△ 1,311	-	△ 1,311	-
12. 受取利息及び受取配当金	△ 2,220	△ 2,546	325	△ 4,797
13. 支払利息	5,157	6,597	△ 1,439	12,146
14. 売上債権の減少額	74,403	72,421	1,982	38,986
15. たな卸資産の増加額（△）	△ 49,120	△ 60,117	10,997	△ 18,809
16. その他流動資産の増加額（△）	△ 5,660	△ 5,738	77	△ 3,972
17. 仕入債務の減少額（△）	△ 48,634	△ 49,148	514	△ 9,971
18. 前受金の増加額	44,454	57,312	△ 12,858	6,969
19. その他流動負債の減少額（△）	△ 3,288	△ 3,953	664	△ 3,582
20. その他	1,070	129	940	△ 110
小計	26,163	29,059	△ 2,897	73,183
21. 利息及び配当金の受取額	2,265	2,022	243	4,730
22. 利息の支払額	△ 4,761	△ 5,811	1,050	△ 11,400
23. 法人税等の支払額	△ 2,600	△ 2,438	△ 162	△ 5,720
営業活動によるキャッシュ・フロー	21,067	22,832	△ 1,764	60,793
Ⅱ 投資活動によるキャッシュ・フロー				
1. 定期預金（預入期間3ヶ月超）の純増加額（△）又は純減少額	△ 173	122	△ 296	268
2. 有形固定資産取得による支出	△ 17,276	△ 15,834	△ 1,441	△ 31,405
3. 有形固定資産売却による収入	489	8,106	△ 7,617	10,676
4. 無形固定資産取得による支出	△ 741	△ 2,315	1,574	△ 2,904
5. 無形固定資産売却による収入	21	94	△ 72	133
6. 投資有価証券取得による支出	△ 876	△ 709	△ 166	△ 6,594
7. 投資有価証券売却による収入	138	321	△ 182	204
8. 短期貸付金の純増加額（△）又は純減少額	△ 870	△ 1,309	438	368
9. 長期貸付けによる支出	△ 458	△ 1,307	848	△ 2,086
10. 長期貸付金の回収による収入	408	2,259	△ 1,851	3,156
11. 新規連結子会社の株式の取得に伴う収入	162	-	162	-
12. その他	246	186	59	93
投資活動によるキャッシュ・フロー	△ 18,931	△ 10,387	△ 8,544	△ 28,089
Ⅲ 財務活動によるキャッシュ・フロー				
1. 短期借入金の純増加額又は純減少額（△）	△ 27,536	5,142	△ 32,678	837
2. 長期借入れによる収入	14,433	3,667	10,765	12,938
3. 長期借入金の返済による支出	△ 15,104	△ 10,392	△ 4,712	△ 11,771
4. 社債の発行による収入	-	-	-	-
5. 社債の償還による支出	△ 10,000	△ 8,573	△ 1,427	△ 20,531
6. 自己株式取得に伴う支出	△ 14	-	△ 14	-
7. 配当金の支払額	△ 1	△ 2	1	△ 5
8. 少数株主への配当金の支払額	△ 99	△ 43	△ 56	△ 56
財務活動によるキャッシュ・フロー	△ 38,324	△ 10,201	△ 28,123	△ 18,588
Ⅳ 現金及び現金同等物に係る換算差額	480	406	74	448
Ⅴ 現金及び現金同等物の増加額または減少額（△）	△ 35,707	2,650	△ 38,357	14,564
Ⅵ 現金及び現金同等物の期首残高	89,776	75,211	14,564	75,211
Ⅶ 現金及び現金同等物の中間期末（期末）残高	54,069	77,862	△ 23,793	89,776

＊連結＊

中間連結財務諸表作成のための基本となる重要な事項

1. 連結範囲及び持分法の適用に関する事項

連結子会社数　107社

主要会社名：

（国内）川重商事(株)、(株)カワサキマシンシステムズ、(株)カワサキモータースジャパン、川重冷熱工業(株)、川重工事(株)、大阪動力工業(株)、川重防災工業(株)

（海外）Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Rail Car, Inc.、Kawasaki Construction Machinery Corp. of America、Kawasaki Motors Europe N.V.、Kawasaki Motors Enterprise (Thailand) Co., Ltd.、Kawasaki Motors (Phils.) Corporation.

非連結子会社数　４社（うち持分法適用会社数　１社）

関連会社数　26社（うち持分法適用会社数 14社 主要会社名：日本飛行機(株)、川崎設備工業(株)）

2. 連結範囲及び持分法の適用の異動状況

(1) 連結範囲

（新規）３社　(株)明石船型研究所、(株)エコ・マイニング、Kawasaki Aeronautica Do Brasil Industria Ltda.

（除外）１社　(株)博多車両メンテナンス

(2) 持分法適用会社

（除外）２社　(株)明石船型研究所、(株)コミュータヘリコプタ先進技術研究所

3. 連結子会社の中間決算日等に関する事項

連結子会社の中間決算日については、国内会社では、(株)カワサキモータースジャパンが６月30日、川重鉄構工事(株)が８月31日、海外会社では、Kawasaki Motors Corp., U.S.A.他30社が６月30日であり、中間連結決算日（９月30日）と異なっているが、その差異が３ヵ月を超えないため、中間連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。

4. 会計処理基準に関する事項

(1) 資産の評価基準及び評価方法

①有価証券

満期保有目的債券

主として償却原価法により評価している。

その他有価証券

・時価のあるもの

中間決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。

・時価のないもの

主として移動平均法による原価法により評価している。

なお、売買目的有価証券については保有していない。

②たな卸資産

主として個別法、移動平均法及び先入先出法による原価法により評価している。

③デリバティブ取引により生ずる正味の債権債務

時価法により評価している。

(2) 減価償却資産の減価償却の方法

①有形固定資産

主として定率法により償却している。ただし、平成10年４月１日以降取得した建物（建物附属設備を除く）については、定額法により償却している。

②無形固定資産

定額法により償却している。

(3) 引当金の計上基準

①貸倒引当金

債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。

②賞与引当金

③保証工事引当金

船舶、汎用機製品等の保証工事費用の支出に備え、過去の実績を基礎にして将来の保証見込額に基づき計上している。

④受注工事損失引当金

中間連結会計期間末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、中間連結会計期間末時点で当該損失額を合理的に見積ることが可能な工事について、当下半期以降の損失見積額を計上している。

⑤退職給付引当金

従業員の退職給付に備え、当連結会計年度末の退職給付債務の見込額に基づき当中間連結会計期間末において発生していると認められる額を計上しており、会計基準変更時差異（130,927百万円）は、一部子会社を除き10年による按分額の1/2を当中間連結会計期間に費用処理している。

また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。

⑥役員退職慰労引当金

役員の退職慰労金支給に備え、主として社内規定に基づく50％相当額を計上している。

(4) 外貨建の資産又は負債の本邦通貨への換算の基準

改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっている。

(5) 重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。

(6) ヘッジ会計の方法

①ヘッジ会計の方法

繰延ヘッジ処理を採用している。

②ヘッジ手段とヘッジ対象

ヘッジ手段	ヘッジ対象
為替予約、通貨スワップ	外貨建金銭債権・債務等(予定取引を含む)
金利スワップ、金利オプション	借入金

③ヘッジ方針

各社社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。

④ヘッジ有効性評価の方法

金融商品会計に関する実務指針に基づき評価している。

(7) 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっている。

5. 中間連結キャッシュ・フロー計算書における資金の範囲

中間連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっている。

注 記 事 項

（連結損益計算書関係）

当中間連結会計期間（平成14年４月１日から平成14年９月30日まで）

1. 当グループ（連結会社）の売上高は、通常の営業の形態として、上半期に比べ下半期に完成する工事の割合が大きいため、連結会計年度の上半期と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。
2. 退職給付信託設定益は退職給付信託に保有する投資有価証券を拠出したことによる利益である。
3. 退職給付会計基準変更時差異償却額は、子会社の一部において退職給付に係る積立不足である会計基準変更時差異を５年均等費用処理したものである。
4. 当中間連結会計期間における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。

（連結貸借対照表関係）

	当中間連結会計期間 （平成14年９月30日現在）	前連結会計年度 （平成14年３月31日現在）	前中間連結会計期間 （平成13年９月30日現在）
1. 受取手形割引高	542百万円	873百万円	735百万円
2. 受取手形裏書譲渡高	19百万円	30百万円	10百万円
3. 有形固定資産に対する減価償却累計額	534,913百万円	532,636百万円	526,018百万円
4. 保証債務	32,980百万円	38,805百万円	38,441百万円
5. 担保に供している資産	18,876百万円	25,091百万円	26,155百万円

6. 期末日満期手形の会計処理については、手形交換日をもって決済処理している。
なお、前連結会計年度および前中間連結会計期間の末日は金融機関の休日であったため、次の期末日満期手形が期末残高に含まれている。

受取手形	－百万円	2,897百万円	4,664百万円
支払手形	－	8,116	8,000
その他（設備支払手形）	－	194	169

（連結キャッシュ・フロー計算書関係）

当中間連結会計期間 （平成14年４月１日から 平成14年９月30日まで）		前中間連結会計期間 （平成13年４月１日から 平成13年９月30日まで）		前連結会計年度 （平成13年４月１日から 平成14年３月31日まで）	
現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係		現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係		現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係	
現金及び預金勘定	55,463百万円	現金及び預金勘定	79,576百万円	現金及び預金勘定	91,344百万円
預入期間が３ヶ月を超える定期預金	△ 1,393	預入期間が３ヶ月を超える定期預金	△ 1,713	預入期間が３ヶ月を超える定期預金	△ 1,567
現金及び現金同等物	54,069	現金及び現金同等物	77,862	現金及び現金同等物	89,776

（リース取引関係）

当中間連結会計期間（平成14年４月１日から平成14年９月30日まで）

1　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
有形固定資産			
機械装置及び運搬具	8,431	3,520	4,910
その他	9,910	4,173	5,737
無形固定資産	1,095	386	708
合計	19,437	8,080	11,356

②　未経過リース料中間期末残高相当額

1年内	3,586百万円
1年超	7,973
合計	11,560

③　支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	2,074百万円
減価償却費相当額	1,932
支払利息相当額	144

④　減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

⑤　利息相当額の算定方法

リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。

(2) オペレーティングリース取引

未経過リース料

1年内	81百万円
1年超	199
合計	281

前中間連結会計期間（平成13年４月１日から平成13年９月30日まで）

1　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
有形固定資産			
機械装置及び運搬具	6,367	2,776	3,590
その他	10,721	5,795	4,925
無形固定資産	918	455	463
合計	18,007	9,027	8,979

②　未経過リース料中間期末残高相当額

1年内	3,223百万円
1年超	5,928
合計	9,151

③　支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	1,865百万円
減価償却費相当額	1,722
支払利息相当額	124

④　減価償却費相当額の算定方法

同左

⑤　利息相当額の算定方法

同左

(2) オペレーティングリース取引

未経過リース料

1年内	64百万円
1年超	118
合計	183

前連結会計年度（平成13年４月１日から平成14年３月31日まで）

1　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
有形固定資産			
機械装置及び運搬具	6,514	3,041	3,473
その他	8,717	4,584	4,132
無形固定資産	939	430	508
合計	16,170	8,056	8,114

②　未経過リース料期末残高相当額

1年内	2,911百万円
1年超	5,405
合計	8,316

③　支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	3,658百万円
減価償却費相当額	3,418
支払利息相当額	223

④　減価償却費相当額の算定方法

同左

⑤　利息相当額の算定方法

同左

(2) オペレーティングリース取引

未経過リース料

1年内	50百万円
1年超	142
合計	192

当中間連結会計期間 (平成14年４月１日から 平成14年９月30日まで)	前中間連結会計期間 (平成13年４月１日から 平成13年９月30日まで)	前連結会計年度 (平成13年４月１日から 平成14年３月31日まで)
2　貸主側 (1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ① リース物件の取得価額、減価償却累計額及び中間期末残高	2　貸主側 (1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ① リース物件の取得価額、減価償却累計額及び中間期末残高	2　貸主側 (1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ① リース物件の取得価額、減価償却累計額及び期末残高

当中間連結会計期間

	取得価額(百万円)	減価償却累計額(百万円)	中間期末残高(百万円)
有形固定資産			
機械装置及び運搬具	1,363	633	729
その他	313	134	179
無形固定資産	129	75	54
合計	1,806	842	963

前中間連結会計期間

	取得価額(百万円)	減価償却累計額(百万円)	中間期末残高(百万円)
有形固定資産			
機械装置及び運搬具	1,026	559	467
その他	363	147	215
合計	1,390	707	682

前連結会計年度

	取得価額(百万円)	減価償却累計額(百万円)	期末残高(百万円)
有形固定資産			
機械装置及び運搬具	1,030	588	442
その他	403	186	217
合計	1,434	775	659

当中間連結会計期間	前中間連結会計期間	前連結会計年度
② 未経過リース料中間期末残高相当額 １年内　237百万円 １年超　759 合計　996	② 未経過リース料中間期末残高相当額 １年内　207百万円 １年超　510 合計　717	② 未経過リース料期末残高相当額 １年内　196百万円 １年超　496 合計　692
③ 受取リース料、減価償却費及び受取利息相当額 受取リース料　141百万円 減価償却費　120 受取利息相当額　19	③ 受取リース料、減価償却費及び受取利息相当額 受取リース料　126百万円 減価償却費　103 受取利息相当額　18	③ 受取リース料、減価償却費及び受取利息相当額 受取リース料　250百万円 減価償却費　207 受取利息相当額　35
④ 利息相当額の算定方法 リース料総額と見積残存価額の合計額からリース物件の購入価額を控除した額を利息相当額とし、各期への配分方法については、利息法によっている。	④ 利息相当額の算定方法 同左	④ 利息相当額の算定方法 同左
(2) オペレーティングリース取引 該当取引なし	(2) オペレーティングリース取引 同左	(2) オペレーティングリース取引 同左

（有価証券関係）

当中間連結会計期間（平成14年９月30日現在）

1　時価のある有価証券

区分	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
(1) その他有価証券			
① 株式	23,925	32,770	8,844
② その他	94	69	△25
合計	24,020	32,839	8,819

2　時価評価されていない主な有価証券

内容	中間連結貸借対照表計上額（百万円）
(1) 満期保有目的の債券	
非上場内国債券	25
(2) その他有価証券	
① 非上場株式（店頭売買株式を除く）	5,994
② 優先出資証券	5,000
③ 事業団等に対する出資証券	351
(3) 子会社関連会社株式	3,081
合計	14,451

前連結会計年度（平成14年３月31日現在）

1　時価のある有価証券

区分	取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
(1) その他有価証券			
① 株式	43,108	53,674	10,566
② その他	94	80	△14
合計	43,203	53,755	10,551

2　時価評価されていない主な有価証券

内容	連結貸借対照表計上額（百万円）
(1) 満期保有目的の債券	
非上場内国債券	25
(2) その他有価証券	
① 非上場株式（店頭売買株式を除く）	6,181
② 優先出資証券	5,000
③ 事業団等に対する出資証券	351
(3) 子会社関連会社株式	3,449
合計	15,007

前中間連結会計期間(平成13年９月30日現在)

1　時価のある有価証券

区分	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	差額(百万円)
(1) その他有価証券			
① 株式	42,310	61,813	19,502
② その他	94	78	△16
合計	42,405	61,891	19,485

(注)　当中間連結会計期間において、その他有価証券で時価のある株式について、4,032百万円減損処理をおこなっている。

2　時価評価されていない主な有価証券

内容	中間連結貸借対照表計上額(百万円)
(1) 満期保有目的の債券	
非上場内国債券	25
(2) その他有価証券	
① 非上場株式(店頭売買株式を除く)	5,605
② 事業団等に対する出資証券	351
(3) 子会社関連会社株式	3,184
合計	9,166

(デリバティブ取引関係)

当中間連結会計期間(平成14年9月30日現在)

デリバティブ取引の契約額等、時価及び評価損益の状況

対象物の種類	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
通貨	為替予約			
	売建	32,091	31,464	626
	買建	755	780	25
	通貨オプション			
	売建			
	コール	22,493		
	(オプション料)	(227)	200	26
	買建			
	プット	22,680		
	(オプション料)	(260)	201	△59
金利	金利オプション			
	カラー	10,000		
	(支払カラー料)	(1)	△33	△33
合計		—	—	586

(注) 1 時価の算定方法

為替予約取引………先物相場を使用している。

金利スワップ取引ならびにオプション取引……主たる金融機関から提示された価格によっている。

2 デリバティブ取引の評価については、期末日現在の時価により評価している。

なお、通貨デリバティブ取引については、ヘッジ対象となる外貨建金銭債権債務についても期末日現在の為替相場をもって期末換算を行っており、通貨デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。

3 ヘッジ会計を適用しているデリバティブ取引については開示の対象から除いている。

4 当グループでは、実需原則に基づき、為替ならびに金利の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

前連結会計年度(平成14年３月31日現在)

デリバティブ取引の契約額等、時価及び評価損益

対象物の種類	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
通貨	為替予約			
	売建	65,290	69,022	△3,731
	買建	7,981	8,077	95
金利	金利オプション			
	カラー	10,000		
	(支払カラー料)	(1)	△65	△65
合計		―	―	△3,700

(注) 1　時価の算定方法

為替予約取引………先物相場を使用している。

金利スワップ取引ならびにオプション取引……主たる金融機関から提示された価格によっている。

2　デリバティブ取引の評価については、期末日現在の時価により評価している。

なお、通貨デリバティブ取引については、ヘッジ対象となる外貨建金銭債権債務についても期末日現在の為替相場をもって期末換算を行っており、通貨デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。

3　ヘッジ会計を適用しているデリバティブ取引については開示の対象から除いている。

4　当グループでは、実需原則に基づき、為替ならびに金利の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

前中間連結会計期間(平成13年９月30日現在)

デリバティブ取引の契約額等、時価及び評価損益の状況

対象物の種類	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
通貨	為替予約			
	売建	59,772	59,387	384
	買建	516	520	3
	通貨オプション			
	売建			
	コール	72,576		
	(オプション料)	(532)	202	330
	買建			
	プット	68,180		
	(オプション料)	(847)	666	△181
金利	金利オプション			
	カラー	10,000		
	(支払カラー料)	(1)	△98	△97
合計		―	―	438

(注) 1　時価の算定方法

為替予約取引………先物相場を使用している。

金利スワップ取引ならびにオプション取引……主たる金融機関から提示された価格によっている。

2　デリバティブ取引の評価については、期末日現在の時価により評価している。

なお、通貨デリバティブ取引については、ヘッジ対象となる外貨建金銭債権債務についても期末日現在の為替相場をもって期末換算を行っており、通貨デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。

3　ヘッジ会計を適用しているデリバティブ取引については開示の対象から除いている。

4　当グループでは、実需原則に基づき、為替ならびに金利の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

（セグメント情報）

(1) 事業の種類別セグメント情報

当中間連結会計期間（平成14年４月１日から平成14年９月30日まで）　（単位　百万円）

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去	連結
売上高										
(1)外部顧客に対する売上高	49,823	79,422	45,657	80,801	80,128	162,316	41,541	539,691	-	539,691
(2)セグメント間の内部売上高又は振替高	711	1,197	828	9,170	10,712	2,290	16,670	41,581	△41,581	-
計	50,534	80,620	46,486	89,971	90,840	164,606	58,212	581,272	△41,581	539,691
営業費用	52,066	79,633	45,145	88,013	95,439	164,767	58,560	583,626	△41,701	541,925
営業利益又は損失（△）	△ 1,531	986	1,340	1,958	△ 4,598	△ 160	△ 348	△ 2,353	119	△ 2,233

前中間連結会計期間（平成13年４月１日から平成13年９月30日まで）　（単位　百万円）

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去	連結
売上高										
(1)外部顧客に対する売上高	52,803	52,780	55,175	81,675	70,963	134,843	43,897	492,140	-	492,140
(2)セグメント間の内部売上高又は振替高	475	1,450	1,457	13,651	6,539	3,090	16,614	43,279	△43,279	-
計	53,279	54,231	56,632	95,326	77,503	137,934	60,511	535,419	△43,279	492,140
営業費用	50,327	53,431	50,700	91,787	81,548	141,833	60,490	530,119	△42,895	487,223
営業利益又は損失（△）	2,951	799	5,931	3,539	△ 4,045	△ 3,898	21	5,299	△ 383	4,916

前連結会計年度（平成13年４月１日から平成14年３月31日まで）　（単位　百万円）

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去	連結
売上高										
(1)外部顧客に対する売上高	92,478	121,780	161,072	171,585	220,604	281,207	95,805	1,144,534	-	1,144,534
(2)セグメント間の内部売上高又は振替高	1,289	3,755	2,020	28,072	14,768	3,589	39,962	93,459	△93,459	-
計	93,767	125,536	163,092	199,658	235,372	284,796	135,768	1,237,993	△93,459	1,144,534
営業費用	88,212	125,071	149,228	194,218	236,009	279,614	134,080	1,206,436	△93,212	1,113,223
営業利益又は損失（△）	5,555	464	13,864	5,439	△ 636	5,182	1,687	31,556	△ 246	31,310

（注）各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機、油圧機器
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、四輪バギー車、多用途四輪車、パーソナルウォータークラフト、汎用ガソリンエンジン、産業用ロボット
その他事業	防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

(2) 所在地別セグメント情報

当中間連結会計期間(平成14年4月1日から平成14年9月30日まで)

(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去	連結
売上高 (1)外部顧客に対する売上高	363,783	126,182	37,360	10,183	2,181	539,691	-	539,691
(2)セグメント間の内部売上高又は振替高	78,792	7,984	1,890	3,539	62	92,269	△ 92,269	-
計	442,576	134,166	39,250	13,723	2,243	631,961	△ 92,269	539,691
営業費用	448,631	133,803	38,162	13,487	2,161	636,245	△ 94,320	541,925
営業利益又は損失(△)	△ 6,055	363	1,088	236	82	△ 4,284	2,050	△ 2,233

前中間連結会計期間(平成13年4月1日から平成13年9月30日まで)

(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去	連結
売上高 (1)外部顧客に対する売上高	359,520	91,410	29,747	9,664	1,796	492,140	-	492,140
(2)セグメント間の内部売上高又は振替高	81,053	7,415	2,084	3,689	62	94,305	△ 94,305	-
計	440,574	98,826	31,832	13,353	1,859	586,445	△ 94,305	492,140
営業費用	431,231	100,969	32,721	13,050	1,771	579,744	△ 92,520	487,223
営業利益又は損失(△)	9,342	△ 2,143	△ 889	303	88	6,701	△ 1,785	4,916

前連結会計年度(平成13年4月1日から平成14年3月31日まで)

(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去	連結
売上高 (1)外部顧客に対する売上高	868,758	204,509	47,101	20,495	3,669	1,144,534	-	1,144,534
(2)セグメント間の内部売上高又は振替高	186,659	12,933	3,848	10,105	133	213,679	△ 213,679	-
計	1,055,418	217,442	50,949	30,601	3,802	1,358,213	△ 213,679	1,144,534
営業費用	1,024,034	212,346	54,290	29,936	3,735	1,324,342	△ 211,119	1,113,223
営業利益又は損失(△)	31,383	5,096	△ 3,340	664	67	33,870	△ 2,560	31,310

(注)1. 国又は地域の区分は、主として地理的近接度に基づいて設定している。

2. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、インドネシア、フィリピン、タイ
その他の地域	オーストラリア

(3) 海外売上高

当中間連結会計期間(平成13年４月１日から平成13年９月30日まで)　　(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ 海外売上高	152,803	51,750	40,563	36,310	281,427
Ⅱ 連結売上高					539,691
Ⅲ 連結売上高に占める海外売上高の割合	28.3%	9.5%	7.5%	6.7%	52.1%

(注) 1. 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2. 国又は地域の区分は、主として地理的近接度に基づいて設定している。
3. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、オランダ、ドイツ、フランス、イタリア
アジア	香港、マレーシア、タイ
その他の地域	パナマ、バハマ、オーストラリア

前中間連結会計期間(平成13年４月１日から平成13年９月30日まで)　　(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ 海外売上高	126,790	37,935	49,886	24,315	238,928
Ⅱ 連結売上高					492,140
Ⅲ 連結売上高に占める海外売上高の割合	25.7%	7.7%	10.1%	4.9%	48.5%

(注) 1. 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2. 国又は地域の区分は、主として地理的近接度に基づいて設定している。
3. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ
アジア	シンガポール、台湾、フィリピン
その他の地域	パナマ、オーストラリア、トルコ

前連結会計年度(平成13年４月１日から平成14年３月31日まで)　　(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ 海外売上高	272,066	62,138	95,832	65,988	496,025
Ⅱ 連結売上高					1,144,534
Ⅲ 連結売上高に占める海外売上高の割合	23.7%	5.4%	8.3%	5.7%	43.3%

(注) 1. 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2. 国又は地域の区分は、主として地理的近接度に基づいて設定している。
3. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ
アジア	台湾、フィリピン、韓国
その他の地域	パナマ、バハマ、メキシコ

4. 生産、受注及び販売の状況(連結)

＜生産実績＞

(単位　百万円)

事業の種類別セグメント	当中間連結会計期間(平成14年4月1日から平成14年9月30日まで)		前中間連結会計期間(平成13年4月1日から平成13年9月30日まで)		比較増減		前連結会計年度(平成13年4月1日から平成14年3月31日まで)	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
船舶	49,450	8.8	46,004	8.7	3,446	7.4	86,952	7.9
車両	75,599	13.4	55,842	10.6	19,756	35.3	124,913	11.4
航空宇宙	71,574	12.7	68,196	12.9	3,378	4.9	140,686	12.9
ガスタービン・機械	80,875	14.4	83,875	15.9	△ 3,000	△ 3.5	177,783	16.3
プラント・環境・鉄構	98,786	17.6	87,243	16.5	11,543	13.2	205,111	18.8
汎用機	128,827	22.9	117,603	22.3	11,223	9.5	230,978	21.2
その他	55,331	9.8	67,927	12.8	△ 12,595	△ 18.5	121,786	11.1
合計	560,444	100.0	526,692	100.0	33,751	6.4	1,088,211	100.0

(注) 金額は、生産高(製造原価)によっている。

＜受注高＞

(単位　百万円)

事業の種類別セグメント	当中間連結会計期間(平成14年4月1日から平成14年9月30日まで)		前中間連結会計期間(平成13年4月1日から平成13年9月30日まで)		比較増減		前連結会計年度(平成13年4月1日から平成14年3月31日まで)	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
船舶	75,165	14.3	42,594	9.5	32,571	76.4	106,106	10.2
車両	75,763	14.4	48,609	10.9	27,153	55.8	82,584	7.9
航空宇宙	25,348	4.8	46,095	10.3	△ 20,747	△ 45.0	151,641	14.6
ガスタービン・機械	63,649	12.1	67,475	15.1	△ 3,826	△ 5.6	158,661	15.3
プラント・環境・鉄構	81,967	15.6	62,312	14.0	19,654	31.5	160,142	15.4
汎用機	162,316	31.0	134,843	30.3	27,472	20.3	281,207	27.1
その他	38,814	7.4	42,008	9.4	△ 3,193	△ 7.6	94,428	9.1
合計	523,024	100.0	443,939	100.0	79,085	17.8	1,034,771	100.0

(注) 汎用機部門については主として見込み生産を行っていることから、受注高は売上高と同額として表示している

＜売上高＞

(単位　百万円)

事業の種類別セグメント	当中間連結会計期間(平成14年4月1日から平成14年9月30日まで)		前中間連結会計期間(平成13年4月1日から平成13年9月30日まで)		比較増減		前連結会計年度(平成13年4月1日から平成14年3月31日まで)	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
船舶	49,823	9.2	52,803	10.7	△ 2,979	△ 5.6	92,478	8.0
車両	79,422	14.7	52,780	10.7	26,642	50.4	121,780	10.6
航空宇宙	45,657	8.4	55,175	11.2	△ 9,518	△ 17.2	161,072	14.0
ガスタービン・機械	80,801	14.9	81,675	16.5	△ 873	△ 1.0	171,585	14.9
プラント・環境・鉄構	80,128	14.8	70,963	14.4	9,164	12.9	220,604	19.2
汎用機	162,316	30.0	134,843	27.3	27,472	20.3	281,207	24.5
その他	41,541	7.6	43,897	8.9	△ 2,355	△ 5.3	95,805	8.3
合計	539,691	100.0	492,140	100.0	47,551	9.6	1,144,534	100.0

＜受注残高＞

(単位　百万円)

事業の種類別セグメント	当中間連結会計期間(平成14年9月30日現在)		前連結会計年度(平成14年3月31日現在)		比較増減		前中間連結会計期間(平成13年9月30日現在)	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
船舶	212,559	17.8	194,274	15.6	18,284	9.4	163,010	12.8
車両	260,050	21.8	272,641	21.9	△ 12,591	△ 4.6	299,790	23.5
航空宇宙	172,648	14.4	195,446	15.7	△ 22,798	△ 11.6	194,096	15.2
ガスタービン・機械	181,841	15.2	204,819	16.5	△ 22,977	△ 11.2	195,981	15.4
プラント・環境・鉄構	340,621	28.6	347,496	28.0	△ 6,874	△ 1.9	392,879	30.9
汎用機	-	-	-	-	-	-	-	-
その他	23,032	1.9	25,759	2.0	△ 2,727	△ 10.5	25,247	1.9
合計	1,190,754	100.0	1,240,438	100.0	△ 49,684	△ 4.0	1,271,005	100.0

＊単独＊

5. 個別財務諸表の概要

平成 15年 3月期　個別中間財務諸表の概要

平成 14年 11月 15日

上場会社名　川崎重工業株式会社　　上場取引所 東① 大① 名①
コード番号 7012　(URL http://www.khi.co.jp/)　他２証券取引所
代表者　役職名 取締役社長　氏名 田﨑 雅元　本社所在都道府県
問合せ先責任者　役職名 財務経理部長　氏名 佐藤 提員　兵庫県
問合せ先窓口 広報室 TEL (03) 3435 - 2130
中間決算取締役会開催日 平成 14年 11月 15日　中間配当制度の有無 有
単元株制度採用の有無 有（１単元 1,000 株）

１．14年 9月中間期の業績（平成 14年 4月 1日 ～ 平成 14年 9月 30日）

(1)経営成績　（金額は百万円未満切り捨て）

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
14年 9月中間期	379,592	0.7	△ 6,273	-	△ 10,711	-
13年 9月中間期	376,665	10.6	7,949	-	3,620	-
14年 3月期	914,616		25,258		12,021	

	中間(当期) 純利益		１株当たり中間（当期）純利益
	百万円	%	円 銭
14年 9月中間期	△ 5,853	-	△ 4.20
13年 9月中間期	2,853	-	2.05
14年 3月期	7,863		5.65

(注)①期中平均株式数　14年 9月中間期 1,390,545,572 株　13年 9月中間期 1,390,593,522 株　14年 3月期 1,390,587,928 株
②会計処理の方法の変更　無
③売上高、営業利益、経常利益、中間(当期) 純利益におけるパーセント表示は、対前年中間期増減率

(2)配当状況

	１株当たり中間配当金	１株当たり年間配当金
	円 銭	円 銭
14年 9月中間期	0.00	―
13年 9月中間期	0.00	―
13年 3月期	―	0.00

(注) 14年 9月中間期中間配当金内訳
記念配当　0 円 00 銭
特別配当　0 円 00 銭

(3)財政状態

	総資産	株主資本	株主資本比率	１株当たり株主資本
	百万円	百万円	%	円 銭
14年 9月中間期	946,848	135,247	14.2	97.26
13年 9月中間期	981,684	142,194	14.4	102.25
14年 3月期	1,017,272	142,208	13.9	102.26

(注)①期末発行済株式数　14年 9月中間期 1,390,519,392 株　13年 9月中間期 1,390,594,893 株　14年 3月期 1,390,570,341 株
②期末自己株式数　14年 9月中間期 78,244 株　13年 9月中間期 1,071 株　14年 3月期 25,623 株

２．15年 3月期の業績予想（ 平成 14年 4月 1日 ～ 平成 15年 3月 31日 ）

	売上高	経常利益	当期純利益	１株当たり年間配当金	
				期末	
	百万円	百万円	百万円	円 銭	円 銭
通期	900,000	7,000	5,000		

（参考）１株当たり予想当期純利益（通期）　3 円 59 銭

※上記業績予想に関する事項は、添付資料7～9ページを御覧ください。

6. 個別中間財務諸表等

中 間 損 益 計 算 書

（単位　百万円）

科　目	平成14年度中間期（平成14年４月１日から平成14年９月30日まで）	平成13年度中間期（平成13年４月１日から平成13年９月30日まで）	比較増減	平成13年度（平成13年４月１日から平成14年３月31日まで）
経常損益の部				
営業損益の部				
売上高	379,592	376,665	2,926	914,616
売上原価	354,416	336,623	17,793	821,226
販売費及び一般管理費	31,448	32,091	△ 642	68,131
営業利益又は営業損失(△)	△ 6,273	7,949	△ 14,223	25,258
営業外損益の部				
営業外収益	3,151	2,695	456	4,358
受取利息	(287)	(588)	(△ 300)	(1,115)
受取配当金	(1,570)	(1,910)	(△ 339)	(2,507)
その他	(1,293)	(197)	(1,096)	(736)
営業外費用	7,590	7,025	565	17,595
支払利息	(1,222)	(1,438)	(△ 216)	(2,718)
社債利息	(1,359)	(1,571)	(△ 212)	(2,994)
為替差損	(1,851)	(2,265)	(△ 413)	(4,946)
その他	(3,156)	(1,748)	(1,407)	(6,936)
経常利益又は経常損失(△)	△ 10,711	3,620	△ 14,332	12,021
特別損益の部				
特別利益	1,311	5,840	△ 4,528	6,542
退職給付信託設定益	(1,311)	(-)	(1,311)	(-)
固定資産売却益	(-)	(5,840)	(△ 5,840)	(6,542)
特別損失	923	4,264	△ 3,341	4,985
不動産開発事業関連損失	(923)	(-)	(923)	(-)
投資有価証券等評価損失	(-)	(4,264)	(△ 4,264)	(3,903)
関係会社投融資等評価損失	(-)	(-)	(-)	(1,082)
税引前中間（当期）純利益又は税引前中間純損失(△)	△ 10,323	5,195	△ 15,519	13,578
法人税、住民税及び事業税	(△ 4,470)	(2,342)	(△ 6,812)	(666)
法人税等調整額	(-)	(-)	(-)	(5,048)
差引	△ 4,470	2,342	△ 6,812	5,715
中間(当期)純利益又は中間純損失(△)	△ 5,853	2,853	△ 8,707	7,863
前期繰越利益	8,357	3,437	4,920	3,437
中間（当期）未処分利益	2,504	6,290	△ 3,786	11,300

＊単独＊

中間貸借対照表

（単位　百万円）

科目	平成14年度中間期（平成14年9月30日現在）	平成13年度（平成14年3月31日現在）	比較増減	平成13年度中間期（平成13年9月30日現在）
資産の部				
流動資産	669,445	722,796	△ 53,350	680,666
現金預金	28,471	64,231	△ 35,759	52,586
受取手形	5,510	5,568	△ 58	9,614
売掛金	265,709	330,683	△ 64,974	262,765
原材料及び貯蔵品	29,498	30,157	△ 658	30,441
半成工事	287,963	243,405	44,557	278,696
前渡金	17,101	14,404	2,696	12,082
前払費用	193	232	△ 39	215
繰延税金資産	14,744	9,698	5,045	9,358
短期貸付金	8,481	17,667	△ 9,186	15,651
未収入金	9,753	7,888	1,864	8,448
未収収益	49	78	△ 28	67
その他	3,831	1,245	2,586	3,158
貸倒引当金	△ 1,862	△ 2,466	603	△ 2,419
固定資産	277,403	294,475	△ 17,072	301,018
有形固定資産	159,830	157,248	2,582	160,180
建物	47,099	43,997	3,102	45,645
構築物	11,940	11,925	15	12,147
ドック船台	2,102	2,168	△ 65	2,279
機械装置	39,243	38,640	602	40,712
船舶	50	33	17	36
航空機	275	243	32	264
車両運搬具	729	742	△ 13	786
工具器具備品	13,403	13,716	△ 313	14,421
土地	42,642	42,654	△ 11	41,543
建設仮勘定	2,343	3,126	△ 783	2,342
無形固定資産	5,574	5,501	72	5,266
ソフトウェア	3,435	3,741	△ 306	3,073
製造実施権	716	862	△ 145	999
その他	1,422	897	524	1,194
投資等	111,997	131,726	△ 19,728	135,570
投資有価証券	47,690	69,093	△ 21,402	71,327
子会社株式出資金	48,500	47,716	784	47,736
長期貸付金	3,798	3,719	78	4,391
長期繰延税金資産	-	-	-	72
その他	16,555	15,765	789	15,873
貸倒引当金	△ 4,547	△ 4,568	20	△ 3,830
資産合計	946,848	1,017,272	△ 70,423	981,684

＊単独＊

（単位　百万円）

科　　　目	平成14年度中間期 （平成14年９月30日現在）	平成13年度 （平成14年３月31日現在）	比較増減	平成13年度中間期 （平成13年９月30日現在）
負債の部				
流動負債	567,978	594,508	△　26,529	562,382
支払手形	45,882	68,527	△　22,644	75,612
買掛金	189,426	220,350	△　30,924	158,616
短期借入金	103,600	124,275	△　20,674	118,408
長期借入金（返済１年以内）	10,508	9,624	884	8,376
社債（償還１年以内）	10,000	20,000	△　10,000	20,000
転換社債（償還１年以内）	19,079	-	19,079	-
設備支払手形	1,210	1,563	△　353	1,622
未払金	5,031	7,633	△　2,602	4,423
未払費用	16,838	14,824	2,014	19,585
未払法人税等	37	72	△　35	1,672
前受金	148,640	106,916	41,724	139,890
預り金	2,621	2,270	351	1,507
前受収益	16	17	-	16
賞与引当金	13,041	12,677	363	10,270
保証工事引当金	526	514	12	320
受注工事損失引当金	-	-	-	544
その他	1,518	5,239	△　3,721	1,515
固定負債	243,622	280,554	△　36,932	277,107
社債	100,000	100,000	-	110,000
転換社債	41,286	60,366	△　19,080	62,324
長期借入金	62,285	62,571	△　286	52,345
長期未払金	1,169	1,505	△　335	1,787
長期繰延税金負債	922	1,716	△　794	-
退職給付引当金	36,570	52,976	△　16,405	49,157
役員退職慰労引当金	250	306	△　55	68
その他	1,137	1,113	24	1,424
負債合計	811,600	875,063	△　63,462	839,490
資本の部				
資本金	81,427	81,426	-	81,426
資本剰余金	24,682	24,682	-	24,682
資本準備金	24,682	24,682	-	24,682
利益剰余金	24,560	30,413	△　5,853	25,403
利益準備金	15,997	15,997	-	15,997
任意積立金	6,057	3,115	2,942	3,115
特別償却積立金	627	724	△　96	724
海外投資等損失準備金	2	6	△　3	6
固定資産圧縮積立金	3,451	2,384	1,066	2,384
固定資産圧縮特別勘定積立金	1,975	-	1,975	-
中間（当期）未処分利益	2,504	11,300	△　8,795	6,290
〔中間（当期）純利益又は中間純損失（△）〕	(△　5,853)	(　7,863)	(△　13,716)	(　2,853)
評価差額金	4,588	5,689	△　1,101	10,681
その他有価証券評価差額金	4,588	5,689	△　1,101	10,681
自己株式	△　10	△　3	△　7	-
資本合計	135,247	142,208	△　6,960	142,194
負債・資本合計	946,848	1,017,272	△　70,423	981,684

中間財務諸表作成のための基本となる重要な事項

1．資産の評価基準及び評価方法

(1)有価証券

①子会社株式及び関連会社株式

移動平均法による原価法により評価している。

②その他有価証券

・時価のあるもの

中間決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。

・時価のないもの

移動平均法による原価法により評価している。

なお、売買目的有価証券ならびに満期保有目的債券については保有していない。

(2)たな卸資産

個別法及び移動平均法による原価法により評価している。

(3)デリバティブ取引により生じる正味の債権債務

時価法により評価している。

2．固定資産の減価償却の方法

(1)有形固定資産

定率法により償却している。ただし、平成10年４月１日以降取得した建物(建物附属設備を除く)については、定額法により償却している。

(2)無形固定資産

定額法により償却している。

3．引当金の計上基準

(1)貸倒引当金

債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。

(2)賞与引当金

当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。

(3)保証工事引当金

船舶等の保証工事費用の支出に備え、過去の実績を基礎に将来の保証見込額に基づき計上している。

(4)退職給付引当金

従業員の退職給付に備え、当年度末の退職給付債務の見込額に基づき当中間期末において発生していると認められる金額を計上しており、会計基準変更時差異（122,048百万円）は、10年による按分額の1/2を当中間期に費用処理している。

また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。

(5)役員退職慰労引当金

役員の退職慰労金支給に備え、社内規定に基づく50%相当額を計上している。

4．外貨建の資産及び負債の本邦通貨への換算基準

改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日)）によっている。

5．リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。

6．ヘッジ会計の方法

(1)ヘッジ会計の方法

繰延ヘッジ処理を採用している。

(2) ヘッジ手段とヘッジ対象

ヘッジ手段	ヘッジ対象
為替予約、通貨スワップ	外貨建金銭債権･債務等(予定取引を含む)
金利スワップ、金利オプション	借入金

(3) ヘッジ方針

社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。

(4) ヘッジ有効性評価の方法

金融商品会計に関する実務指針に基づき評価している。

7. 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっている。

注 記 事 項

(中間損益計算書関係)

平成14年度中間期 (平成14年4月1日から平成14年9月30日まで)

1. 当社の売上高は、通常の営業の形態として、上半期に比べ下半期に完成する工事の割合が大きいため、事業年度の上半期の売上高と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。
2. 退職給付信託設定益は退職給付信託に保有する投資有価証券を拠出したことによる利益である。
3. 当中間期における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。

(中間貸借対照表関係)

	平成14年度中間期 (平成14年9月30日現在)	平成13年度 (平成14年3月31日現在)	平成13年度中間期 (平成13年9月30日現在)
1. 有形固定資産に対する減価償却累計額	444,817百万円	444,136百万円	442,826百万円
2. 担保に供している資産			
有形固定資産	688百万円	1,976百万円	1,979百万円
投資有価証券	30百万円	――――	――――
3. 保証債務	46,847百万円	55,261百万円	53,669百万円

4. 期末日満期手形の会計処理については、手形交換日をもって決済処理している。
なお、前事業年度および前中間期の末日は金融機関の休日であったため、次の期末日満期手形が期末残高に含まれている。

	平成14年度中間期	平成13年度	平成13年度中間期
受取手形	――――	5百万円	1,767百万円
支払手形	――――	4,583	4,467
設備支払手形	――――	176	138

(リース取引関係)

平成14年度中間期
(平成14年４月１日から
平成14年９月30日まで)

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額	減価償却累計額相当額	中間期末残高相当額
有形固定資産	百万円 16,548	百万円 7,242	百万円 9,305
無形固定資産	480	144	335
合計	17,028	7,387	9,641

(2) 未経過リース料中間期末残高相当額

1年内	3,096百万円
1年超	6,724
合計	9,821

(3) 当中間期の支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	1,707百万円
減価償却費相当額	1,604
支払利息相当額	107

(4) 減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっている。

(5) 利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっている。

2．オペレーティング・リース取引
該当取引なし。

平成13年度中間期
(平成13年４月１日から
平成13年９月30日まで)

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額	減価償却累計額相当額	中間期末残高相当額
有形固定資産	百万円 14,126	百万円 6,637	百万円 7,489
無形固定資産	295	175	119
合計	14,421	6,812	7,609

(2) 未経過リース料中間期末残高相当額

1年内	2,557百万円
1年超	5,226
合計	7,784

(3) 当中間期の支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	1,482百万円
減価償却費相当額	1,378
支払利息相当額	98

(4) 減価償却費相当額の算定方法
同　左

(5) 利息相当額の算定方法
同　左

2．オペレーティング・リース取引
同　左

平成13年度
(平成13年４月１日から
平成14年３月31日まで)

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
有形固定資産	百万円 13,422	百万円 6,730	百万円 6,691
無形固定資産	288	132	156
合計	13,711	6,863	6,848

(2) 未経過リース料期末残高相当額

1年内	2,444百万円
1年超	4,571
合計	7,016

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	2,886百万円
減価償却費相当額	2,694
支払利息相当額	189

(4) 減価償却費相当額の算定方法
同　左

(5) 利息相当額の算定方法
同　左

2．オペレーティング・リース取引
同　左

(有価証券関係)

子会社株式及び関連会社株式で時価のあるもの

平成14年度中間期（平成14年９月30日現在）

(単位　百万円)

種類	中間貸借対照表計上額	時価	差額
子会社株式	2,167	9,618	7,451
関連会社株式	4,193	3,317	△　876
合計	6,361	12,935	6,574

平成13年度（平成14年３月31日現在）

（単位　百万円）

種類	貸借対照表計上額	時価	差額
子会社株式	2,276	9,899	7,622
関連会社株式	4,193	4,195	2
合計	6,470	14,095	7,625

平成13年度中間期（平成13年９月30日現在）

（単位　百万円）

種類	中間貸借対照表計上額	時価	差額
子会社株式	2,276	10,795	8,519
関連会社株式	4,193	4,259	66
合計	6,470	15,055	8,585

7. 受注・販売の状況（単独ベース）

(1) 部門別売上高・受注高・受注残高

＜受 注 高＞

（単位　百万円）

部門	当中間期（平成14年4月1日から平成14年9月30日まで）		前中間期（平成13年4月1日から平成13年9月30日まで）		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
船舶部門	72,709	18.9	41,757	12.1	30,952	74.1
車両部門	70,493	18.3	45,860	13.3	24,632	53.7
航空宇宙部門	24,633	6.4	45,072	13.1	△ 20,439	△ 45.3
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	53,706	13.9	60,848	17.6	△ 7,141	△ 11.7
ﾌﾟﾗﾝﾄ・環境・鉄構部門	76,038	19.7	61,834	17.9	14,204	22.9
汎用機部門	86,917	22.6	88,584	25.7	△ 1,666	△ 1.8
合計	384,498	100.0	343,956	100.0	40,542	11.7
輸出受注高	194,225	50.5	188,105	54.6	6,120	3.2

＜売 上 高＞

（単位　百万円）

部門	当中間期（平成14年4月1日から平成14年9月30日まで）		前中間期（平成13年4月1日から平成13年9月30日まで）		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
船舶部門	47,661	12.5	51,511	13.6	△ 3,849	△ 7.4
車両部門	46,369	12.2	38,108	10.1	8,260	21.6
航空宇宙部門	44,800	11.8	54,136	14.3	△ 9,335	△ 17.2
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	75,907	19.9	77,236	20.5	△ 1,328	△ 1.7
ﾌﾟﾗﾝﾄ・環境・鉄構部門	77,935	20.5	67,088	17.8	10,846	16.1
汎用機部門	86,917	22.8	88,584	23.5	△ 1,666	△ 1.8
合計	379,592	100.0	376,665	100.0	2,926	0.7
輸出売上高	181,898	47.9	186,365	49.4	△ 4,467	△ 2.3

＜受注残高＞

（単位　百万円）

部門	当中間期（平成14年9月30日現在）		前期（平成14年3月31日現在）		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
船舶部門	211,802	18.7	193,812	16.7	17,989	9.2
車両部門	215,966	19.0	194,984	16.8	20,981	10.7
航空宇宙部門	172,318	15.2	194,975	16.8	△ 22,657	△ 11.6
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	184,934	16.3	213,299	18.4	△ 28,364	△ 13.2
ﾌﾟﾗﾝﾄ・環境・鉄構部門	346,819	30.6	357,425	30.9	△ 10,605	△ 2.9
汎用機部門	-	-	-	-	-	-
合計	1,131,840	100.0	1,154,496	100.0	△ 22,655	△ 1.9
輸出受注残高	488,496	43.1	503,662	43.6	△ 15,165	△ 3.0

（注）汎用機部門については主として見込み生産を行っていることから、受注高は売上高と同額として表示している

(2) 新造船の引渡・受注・受注残隻数

	当中間期（平成14年4月1日から平成14年9月30日まで）	前中間期（平成13年4月1日から平成13年9月30日まで）
引渡隻数	6隻　約32万GT（約47万DWT）	7隻　約44万GT（約64万DWT）
（船種別内訳）	ｺﾝﾃﾅ船 2、ﾊﾞﾙｸｷｬﾘｱ 3、LPG船 1	VLCC 1、LPG船 2、ｺﾝﾃﾅ船 2、ﾊﾞﾙｸｷｬﾘｱ 2
受注隻数	6隻　約45万GT（約35万DWT）	4隻　約22万GT（約19万DWT）
（船種別内訳）	LNG船 3、LPG船 1、ﾊﾞﾙｸｷｬﾘｱ 2	LNG船 1、LPG船 2、ﾊﾞﾙｸｷｬﾘｱ 1
受注残隻数	25隻　約159万GT（約179万DWT）	26隻　約156万GT（約204万DWT）
（船種別内訳）	LNG船 7、LPG船 8、VLCC 2、ﾊﾞﾙｸｷｬﾘｱ 6、潜水艦 2	LNG船 2、LPG船 9、VLCC 2、ﾊﾞﾙｸｷｬﾘｱ 6、ｺﾝﾃﾅ船 5、潜水艦 2

（注）当社は売上計上に工事進行基準を採用しているため、
引渡隻数と売上高は対応しない。